As filed with the Securities and Exchange Commission on December 18, 2015

Registration No. 333-207756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

to

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WORLD OMNI AUTO RECEIVABLES LLC

(Depositor with respect to the Issuing Entities Described Herein)

(Exact name of Registrant as Specified in its Charters)

Delaware	52-2184798	333-35542	0001083199
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(Commission File Number of depositor)	(Central Index Key Number of depositor)

World Omni Auto Receivables LLC

190 Jim Moran Blvd.

Deerfield Beach, Florida 33442

(954) 429-2200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

WORLD OMNI FINANCIAL CORP.

(Sponsor with respect to the Issuing Entities Described Herein)

(Exact name of Sponsor as Specified in its Charters)

Delaware	0001004150
(State or other jurisdiction of incorporation or organization)	(Central Index Key Number of sponsor)

Eric Gebhard, Treasurer

World Omni Auto Receivables LLC

190 Jim Moran Blvd.

Deerfield Beach, Florida 33442
(954) 429-2200

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With Copies To:

Jeffrey S. O’Connor, P.C.	Reed D. Auerbach

Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654 (312) 862-2000	Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000

Approximate Date of Commencement of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement as determined in light of market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Asset Backed Notes		(2) (3)	100%		(2) (3)		(2) (3)

(1)	Estimated solely for the purpose of calculating registration fee.

(2)	The Registrant previously registered $3,000,000,000 of securities under the Registrant’s existing registration statement, file number 333-200857, originally filed on December 11, 2014 (the “Prior Registration Statement”). As of the date of this filing, $1,284,620,000 of such securities remain unsold (the “Terminated Securities”). Pursuant to Rule 457(p) of the Securities Act of 1933, the registration fee in connection with the Terminated Securities, in the amount of $149,272.84 (the “Unused Filing Fee”), is offset against the registration fees due in connection with the registration of $1,482,351,936.45 of asset-backed notes under this Registration Statement. The offering of the Terminated Securities under the Prior Registration Statement will be terminated and will be withdrawn upon the effectiveness of this Registration Statement.

(3)	An unspecified additional amount of asset backed notes of each identified class is also being registered as may from time to time be offered at unspecified prices after the Registrant uses all Unused Filing Fees. The Registrant is deferring payment of all of the registration fees for such additional asset backed notes in accordance with Rule 456(c) and 457(s) of the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

SUBJECT TO COMPLETION DATED [            ], 20[        ]

$[      ]

World Omni Auto Receivables Trust 20[      ]-[      ]
Issuing Entity

(CIK: [      ])

$[      ] Class A-1 Asset-Backed Notes, Series 20[      ]-[      ]
$[      ] Class A-2 Asset-Backed Notes, Series 20[      ]-[      ]
$[      ] Class A-3 Asset-Backed Notes, Series 20[      ]-[      ]
$[      ] Class A-4 Asset-Backed Notes, Series 20[      ]-[      ]
[$[      ] Class B Asset-Backed Notes, Series 20[      ]-[      ]]
[$[      ] Class C Asset-Backed Notes, Series 20[      ]-[      ]]

World Omni Auto Receivables LLC
Depositor

(CIK: 0001083199)

World Omni Financial Corp.
Servicer and Sponsor

(CIK: 0001004150)

You should carefully consider the risk factors beginning on page 12 in this prospectus.

The notes are obligations of the issuing entity, World Omni Auto Receivables Trust 20[  ]-[   ], and are backed only by the assets of the issuing entity. The notes are not obligations of World Omni Auto Receivables LLC, World Omni Financial Corp., any of their affiliates or any governmental agency.

[The issuing entity is offering the following classes of World Omni Auto Receivables Trust 20[      ]-[      ] notes by this prospectus]/[The issuing entity is issuing the following classes of World Omni Auto Receivables Trust 20[      ]-[      ] notes, and only the Class [      ] Notes are being offered by this prospectus]:

20[ ]-[ ] Asset Backed Notes[(1)][(2)]	Class A-1[a/b] Notes	Class A-2[a/b] Notes	Class A-3[a/b] Notes	Class A-4[a/b] Notes	[Class B[a/b] Notes]	[Class C[a/b] Notes]
Principal Amount	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
Interest Rate	[[ ]%/One- Month LIBOR plus [ ]%]	[[ ]%/One- Month LIBOR plus [ ]%]	[[ ]%/One- Month LIBOR plus [ ]%]	[[ ]%/One- Month LIBOR plus [ ]%]	[[ ]%/One- Month LIBOR plus [ ]%]	[[ ]%/One- Month LIBOR plus [ ]%]
Payment Dates	[Monthly]	[Monthly]	[Monthly]	[Monthly]	[Monthly]	[Monthly]
Initial Payment Date	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Final Scheduled Payment Date	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Price to Public	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
Underwriting Discount	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%
Proceeds to Depositor	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]

(1) [On the closing date the issuing entity will also be issuing the Class [      ] Notes in the aggregate original principal amount of $[      ]. The Class [      ] Notes are not being offered under this prospectus and the depositor or one or more affiliates thereof will initially own the Class [ ] Notes.] / [All or a portion of the Class [      ] Notes may initially be retained by the depositor or one or more affiliates thereof on the closing date.] [As described in “Credit Risk Retention” in this prospectus, the depositor will retain [[      ]% of the outstanding principal amount of each class of notes][a single vertical security] in satisfaction of the risk retention requirements.]

[(2) The Class [      ][-[      ] Notes may be issued with a fixed rate tranche and a floating rate tranche. The allocation of the principal balance between the Class [      ]-[      ]a Notes and the Class [      ]-[ ]b Notes will be determined on the day of pricing of the notes offered hereunder. [The depositor expects that the principal balance of the Class [      ]-[      ]b Notes will not exceed [      ].]]

[The interest rate for the Class [      ] Notes will be a fixed rate, a floating rate or a combination of a fixed rate and floating rate if that class has both a fixed rate tranche and a floating rate tranche. If the interest rate is a floating rate, the rate will be based on One-Month LIBOR. See “Summary of Terms—The Notes” and “—Interest” in this prospectus.] [If the issuing entity issues any floating rate notes, it will enter into a corresponding interest rate [swap][cap] with respect to each class or tranche of floating rate notes.]

Before deducting expenses of $[      ] payable by the depositor, proceeds to the depositor are estimated to be $[      ].

The notes are payable solely from the assets of the issuing entity, which consist primarily of a pool of fixed rate retail installment sale contracts used to finance new and used automobiles and light-duty trucks. See “Fees and Expenses” in this prospectus for a description of fees and expenses payable on each payment date out of available funds.

[The issuing entity will not pay principal during the revolving period, which is scheduled to terminate after the payment date occurring on [      ], 20[      ]. However, if the revolving period terminates early as a result of an early amortization event, principal payments may commence prior to that date.]

Credit Enhancement

•          A reserve account with an initial balance of $[      ].

•          Overcollateralization, excluding the yield supplement overcollateralization amount, to the extent built through the application of excess interest, up to a target level.

•          A yield supplement overcollateralization amount.

•          Excess interest on the receivables.

[•          [The Class B Notes are subordinated to the Class A Notes.] [The Class C Notes are subordinated to the Class A Notes and the Class B Notes.]]

[•          Interest rate [swap][cap] agreement[s] with respect to the Class [      ] Notes.]

We will not list the notes on any national securities exchange or on any automated quotation system of any registered securities association such as NASDAQ.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No secondary market will exist for a series of notes prior to its offering. We cannot assure you that a secondary market will develop for the notes of any series or, if it does develop, that it will continue.

Delivery of the notes [(except any notes that are initially retained by the depositor or one or more affiliates thereof on the closing date)], in book-entry form only, will be made through The Depository Trust Company against payments in immediately available funds on or about [      ].

Joint Bookrunners of the Class A Notes

[ ]	[ ]	[ ]	[ ]

Co-Managers of the Class A Notes

[ ]	[ ]	[ ]	[ ]	[ ]

[Underwriters of the Class B Notes [and the Class C Notes]]

[ ]	[ ]	[ ]	[ ]	[ ]

The date of this Prospectus is [      ], 20[  ]

[To be included in Rule 424(h) filing of each pay-as-you-go takedown:]

[CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee[(2)][(3)]
Asset Backed Notes	$	100%	$	$

(1) Estimated solely for purposes of calculating registration fee.

[(2) Calculated in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.]

[(3) Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $[ ] have already been paid with respect to $[ ] of securities that were previously registered by the depositor pursuant to Registration Statement No. 333-200857, which was initially filed on December 11, 2014, and are being offset against the registration fee due for the asset-backed notes registered hereunder.]

Important Notice about Information Presented in this
Prospectus

You should rely only on the information contained in this prospectus, including information that is incorporated by reference. We have not authorized anyone to provide you with other or different information. The information in this prospectus is accurate only as of the date stated on the cover hereof. We are not offering the notes in any jurisdiction where the offer is not permitted.

This prospectus begins with two introductory sections describing the Series 20[      ]-[      ] notes and the issuing entity in abbreviated form:

•	Summary of Terms, which gives a brief introduction of the key features of the notes and a description of the receivables; and

•	Risk Factors, which describes risks that apply to the notes issued by the issuing entity.

This prospectus includes cross references to sections in these materials where you can find further related discussions. The “Table of Contents” in this prospectus identifies the pages where these sections are located.

You can find definitions of the capitalized terms used in this prospectus in the “Glossary of Terms to the Prospectus” which appears at the end of this prospectus.

To understand the structure of, and risks related to, these notes, you must read carefully this prospectus in its entirety.

If you require additional information, the mailing address of our principal executive offices is World Omni Auto Receivables LLC, 190 Jim Moran Blvd., Deerfield Beach, Florida 33442 and the telephone number is (954) 429-2200. For other means of acquiring additional information about us or a series of securities, see “Incorporation of Certain Information By Reference” in this prospectus.

In this prospectus, the terms “depositor,” “we,” “us” and “our” refer to World Omni Auto Receivables LLC.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM TO PERSONS THAT ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW) THAT ALSO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFY AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED, (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THAT ORDER, OR (III) ARE PERSONS TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).

NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO OTHER CATEGORIES OF PERSONS IN THE UNITED KINGDOM AND ANY PERSON IN THE UNITED KINGDOM THAT IS NOT A RELEVANT PERSON SHALL NOT BE ENTITLED TO RELY ON, AND THEY MUST NOT ACT ON, ANY INFORMATION IN THIS PROSPECTUS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UNITED KINGDOM OTHER THAN A RELEVANT PERSON IS UNAUTHORIZED AND MAY CONTRAVENE THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (THE “FSMA”).

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A “RELEVANT MEMBER STATE”) WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF NOTES. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN A RELEVANT MEMBER STATE OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE OR SUPPLEMENT A PROSPECTUS PURSUANT TO ARTICLE 16 OF THE PROSPECTUS DIRECTIVE, IN EACH CASE, IN RELATION TO SUCH OFFER. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORISED, NOR DO THEY AUTHORISE, THE MAKING OF ANY OFFER OF NOTES IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS TO PUBLISH OR SUPPLEMENT A PROSPECTUS FOR SUCH OFFER. THE EXPRESSION “PROSPECTUS DIRECTIVE” MEANS DIRECTIVE 2003/71/EC (AS AMENDED, INCLUDING BY DIRECTIVE 2010/73/EU), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE RELEVANT MEMBER STATE.

Certain VOLCKER RULE Considerations

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), contained in [Section 3(c)(5)] of the Investment Company Act or [Rule 3a-7] under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the “Volcker Rule,” adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).

TABLE OF CONTENTS

Transaction Structure And Parties	ii
Summary of Terms	1
RISK FACTORS	12
You Must Rely For Repayment Only Upon the Issuing Entity’s Assets, Which May Not Be Sufficient To Make Full Payments On Your Notes	12
You May Experience Reduced Returns and Delays On Your Notes Resulting From Changes in Delinquency Levels and Losses	12
[You May Experience Reduced Returns On Your Notes Resulting From Distribution of Amounts In the [Pre-Funding Account][Accumulation Account].]	12
Interests of Other Persons In the Receivables and Financed Vehicles Could Be Superior To the Issuing Entity’s Interest, Which May Result In Reduced Payments On Your Notes	12
A Bankruptcy of the Depositor or the Servicer Could Delay or Limit Payments To You.,	14
Consolidation or Disregard of Sale Following a Bankruptcy of World Omni Financial Corp.	14
Other Adverse Consequences of a World Omni Financial Corp. Bankruptcy	15
[Class B Notes [and the Class C Notes] Are Subject to Greater Risk Because of Subordination of that Class.],	15
[Holders of the Class B Notes [and the Class C Notes] May Suffer Losses Because They Have Limited Control Over Actions of the Issuing Entity and Conflicts Between Classes of Notes May Occur.],	16
Payment Priorities Increase Risk of Loss or Delay in Payment to Certain Notes	16
The Notes Are Not Suitable Investments for All Investors	17
Limited Assets of the Issuing Entity Could Result in Losses on the Notes	17
Proceeds of the Sale of Receivables May Not be Sufficient to Pay your Notes in Full; Failure to Pay Principal on your Notes will Not Constitute an Event of Default Until Maturity	17
Possible Prepayment on Receivables Will Cause Prepayments on Your Notes	17
You May Experience Reduced Returns and Delays on your Notes Resulting From a Vehicle Recall	18
Receivables That Fail to Comply With Consumer Protection Laws May Be Unenforceable, Which May Result in Losses on Your Investment	18
[Changes in Pool Characteristics From Those of the Initial Pool May Adversely Affect Collections on the Receivables and Payments On Your Notes.]	19
[Availability of Additional Receivables During the [Pre-Funding Period][Revolving Period] Could Shorten the Average Life of the Notes.]	19
[Changes in Pool Characteristics From Those of the Statistical Pool May Adversely Affect Collections on the Receivables and Payments on Your Notes.]	19
The Geographic Concentration and Performance of the Receivables May Increase the Risk of Loss on Your Investment	20
You May Have Difficulty Selling your Notes and/or Obtaining your Desired Price Due to the Absence of, or Illiquidity in, a Secondary Market for Such Notes and Because of General Global Economic Conditions	20
The Return on Your Notes May be Reduced Due to Varying Economic Circumstances and/or an Economic Downturn	21
Federal Financial Regulatory Legislation Could Have an Adverse Effect on World Omni Financial Corp., the Depositor and the Issuing Entity, Which Could Result in Losses or Delays in Payments on your Notes	22
Existing Legislation and Future Regulatory Reforms Could Have an Adverse Effect on World Omni Financial Corp.’s Business and Operating Results	24
Withdrawal or Downgrade of the Initial Ratings of the Notes Will, and the Issuance of Unsolicited Ratings on your Notes or any Adverse Changes to a Hired Rating Agency May, Affect the Prices for the Notes Upon Resale	24
The Failure to Pay Interest on the Subordinated Classes of Notes is Not an Event of Default	25
The Return on Your Notes Could be Reduced by Shortfalls Due to Military Action	25
Commingling By the Servicer May Result in Delays and Reductions in Payments on your Notes	25
[The Depositor or One or More Affiliates Thereof May Initially Retain All or a Portion of One or More Classes of Notes on the Closing Date, Which May Reduce the Liquidity of Your Class [ ] Notes, as applicable, and Subsequent Sales of any Such Retained Notes May Adversely Affect Their Market Price and Your Voting Power.]	26
[Risks Associated With Unknown Allocation Between Class [ ][-[ ]]a Notes and Class [ ][-[ ]]b Notes.]	26
[Failure by the [Swap][Cap] Counterparty, If Any, to Make Payments to the Issuing Entity and the Seniority of Payments Owed to the Swap Counterparty Could Reduce or Delay Payments on the Notes.]	26
[The Issuing Entity May Issue Floating Rate Class [ ] Notes, but the Issuing Entity Will Not Enter into any Interest Rate Swaps and You May Suffer Losses on Your Series 20[ ]-[ ] Notes if Interest Rates Rise.]	27
Because the Notes are in Book-Entry Form, your Rights Can Only Be Exercised Indirectly	28
World Omni Financial Corp.	29
World Omni Financial Corp.’S Automobile Finance Business	30
Risk Based Pricing	31
Servicing	31
Insurance	32
Customer Service	33
THE DEPOSITOR	33
THE ISSUING ENTITY	33
ASSET REPRESENTATIONS REVIEWER	35
[The Subsequent Receivables]	40
[Asset-Level Data]	41
Pool Underwriting	41
Review of Pool Assets	41
DELINQUENCIES, REPOSSESSIONS AND NET LOSSES	43
STATIC POOL INFORMATION ABOUT CERTAIN PREVIOUS SECURITIZED POOLS	44
PREPAYMENT AND YIELD CONSIDERATIONS – WEIGHTED AVERAGE LIFE OF THE SECURITIES	45
NOTE POOL FACTORS AND OTHER INFORMATION	55
USE OF PROCEEDS	55
THE SERVICER AND SPONSOR	55
DESCRIPTION OF THE NOTES	55
Payments of Interest	56
Payments of Principal	57
Redemption Upon Optional Purchase	58

iii

iv

Transaction Structure And Parties (1)]

The following chart summarizes the structure and parties to the transaction and provides only a simplified overview of their relationships. Please refer to this prospectus for a further description.

[(1) [The Class [      ] Notes are not being offered under this prospectus and will initially be retained by the depositor.][All or a portion of the Class [      ] Notes may initially be retained by the depositor or one or more affiliates thereof on the closing date.] [The depositor will retain [[      ]% of each class of notes][a single vertical security] and the certificates of the trust.]]

ii

Summary of Terms

The following summary is a short, concise description of the main terms of the notes. For this reason, the summary does not contain all the information that may be important to you. You will find a detailed description of the terms of the notes following this summary.

Parties and Dates

Issuing Entity

The issuing entity of the notes is World Omni Auto Receivables Trust 20[  ]-[  ], also referred to herein as the “issuing entity.”

Depositor

World Omni Auto Receivables LLC, a Delaware limited liability company and wholly-owned, special-purpose subsidiary of World Omni Financial Corp.

The address and telephone number of the depositor is:

190 Jim Moran Blvd.
Deerfield Beach, Florida 33442
(954) 429-2200

Servicer and Sponsor

World Omni Financial Corp., a Florida corporation and a wholly-owned subsidiary of JM Family Enterprises, Inc.

Through its subsidiaries, JM Family Enterprises, Inc. provides a full range of automotive-related distribution and financial services to Toyota dealerships in Alabama, Florida, Georgia, North Carolina and South Carolina, referred to herein as the “Five-State Area,” and provides financial services to other dealerships throughout the United States. Southeast Toyota Distributors, LLC, a wholly-owned subsidiary of JM Family Enterprises, Inc., is the exclusive distributor of Toyota and Scion cars and light-duty trucks, parts and accessories in the Five-State Area and distributes Toyota and Scion vehicles pursuant to a distributor agreement with Toyota Motor Sales, U.S.A., Inc. that commenced in 1968 and has been subsequently renewed through October 2019. World Omni Financial Corp. has provided financial services to Toyota dealers in the Five-State Area since 1982, operating under the Southeast Toyota Finance name since 1996.

Indenture Trustee

[      ].

Owner Trustee

[      ].

Asset Representations Reviewer

[      ].

[[Swap][Cap] Counterparty

[      ].]

[Initial][Statistical] Cutoff Date

[      ].

The information presented in this prospectus relates to [the][a] pool of receivables as of the [initial][statistical] cutoff date. [We refer to that pool as the “[initial][statistical] pool.” [The actual pool of receivables sold to the issuing entity on the closing date will be selected from the statistical pool and other receivables owned by World Omni Financial Corp. The statistical characteristics of the receivables sold to the issuing entity on the closing date may vary somewhat from, but will not differ materially from, the characteristics of the receivables in the statistical pool described in this prospectus.] [If there is a [funding period][revolving period], the depositor will transfer to the issuing entity subsequent receivables to the extent that subsequent receivables have been acquired by the depositor from World Omni Financial Corp. We refer to such pool of receivables as of the end of the [funding period][revolving period] as the “final pool.”]

The aggregate [starting] principal balance of the receivables included in the [initial][statistical] pool [sold to the issuing entity on the closing date will be][was] $[      ] as of the [initial][statistical] cutoff date.

[Subsequent Cutoff Date]

[      ]/[With respect to any receivables transferred to the issuing entity after the closing date, the date specified by the depositor.]

Closing Date

On or about [      ].

The Notes

World Omni Auto Receivables Trust 20[      ]-[ ] will issue the following notes:

Class A-1 [[      ]%/Floating Rate] Asset-Backed Notes in the aggregate original principal amount of $[      ], [comprised of $      Class A-1a % Fixed Rate Asset-Backed Notes and $      Class A-1b One-Month LIBOR plus % Floating Rate Asset-Backed Notes];

Class A-2 [[      ]%/Floating Rate] Asset-Backed Notes in the aggregate original principal amount of $[      ], [comprised of $      Class A-2a % Fixed Rate Asset-Backed Notes and $      Class A-2b One-Month LIBOR plus % Floating Rate Asset-Backed Notes];

Class A-3 [[      ]%/Floating Rate] Asset-Backed Notes in the aggregate original principal amount of $[      ] , [comprised of $      Class A-3a % Fixed Rate Asset-Backed Notes and $      Class A-3b One-Month LIBOR plus % Floating Rate Asset-Backed Notes];

Class A-4 [[      ]%/Floating Rate] Asset-Backed Notes in the aggregate original principal amount of $[      ] , [comprised of $      Class A-4a % Fixed Rate Asset-Backed Notes and $      Class A-4b One-Month LIBOR plus % Floating Rate Asset-Backed Notes]; [and]

Class B [[      ]%/Floating Rate] Asset-Backed Notes in the aggregate original principal amount of $[      ] , [

1

comprised of $      Class B-a % Fixed Rate Asset-Backed Notes and $      Class B-b One-Month LIBOR plus % Floating Rate Asset-Backed Notes] [.][; and]

[Class C [[      ]%/Floating Rate] Asset-Backed Notes in the aggregate original principal amount of $[      ] , [comprised of $      Class C-a % Fixed Rate Asset-Backed Notes and $      Class C-b One-Month LIBOR plus % Floating Rate Asset-Backed Notes].]

The Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes are referred to in this prospectus collectively as the “Class A Notes.”  The Class A Notes together with the Class B Notes [and the Class C Notes] are referred to in this prospectus collectively as the “notes.”

[We refer to the Class [      ][-[      ]]a Notes and the Class [      ][-[      ]]b Notes collectively in this prospectus as the “Class [      ][-[      ]] Notes.” The allocation of the principal balance between the Class [      ][-[      ]]a Notes and the Class [      ][-[      ]]b Notes will be determined on the day of pricing of the notes offered hereunder. The depositor expects that the principal balance of the Class [      ][-[      ]]b Notes will not exceed $[      ]]

[The Class [      ] Notes are not being offered under this prospectus and will initially be retained by the depositor.]/[All or a portion of the Class [      ] Notes may initially be retained by the depositor or one or more affiliates thereof on the closing date.]/[The depositor will retain [[      ]% of each class of notes][a single vertical security] and the certificates of the trust.] [On or after the closing date, the depositor or any such affiliate may sell any such retained notes or certificates [as described in “Credit Risk Retention”].]

[The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and floating rate if that class has both a fixed rate tranche and a floating rate tranche. If the interest rate is a floating rate, the rate will be based on One-Month LIBOR plus the applicable spread described on the cover page of this prospectus.] [If the issuing entity issues any floating rate notes, it will enter into a corresponding interest rate [swap][cap] with respect to each class or tranche of floating rate notes.] [See “Description of the Notes—Payments of Interest” in this prospectus for a description of how the interest rate based on One-Month LIBOR is determined.]

The aggregate original principal amount of the Class A Notes will be $[      ] and the aggregate original principal amount of the Class B Notes will be $[      ] [and the aggregate original principal amount of the Class C Notes will be $[      ]]. The notes [(other than any notes initially retained by the depositor or one or more affiliates thereof on the closing date)] will be issued in minimum denominations of $[1,000] and integral multiples of $[1,000], in book-entry form only, through The Depository Trust Company, Clearstream Banking, société anonyme, and Euroclear. For more information, read “Registration of the Notes—Book-Entry Registration” in this prospectus. We expect that delivery of the notes will be made on the closing date.

Payment Dates

The issuing entity will make payments on the notes on the [15th] day of each month, except that when the [15th] day is not a business day, the issuing entity will make payments on the notes on the next business day. We refer to such date as a “payment date.” The initial payment date will be [      ].

The final scheduled payment date for each class of notes is listed below. The depositor expects that each class of notes will be paid in full prior to its final scheduled payment date.

Class A-1 Notes	[ ]
Class A-2 Notes	[ ]
Class A-3 Notes	[ ]
Class A-4 Notes	[ ]
Class B Notes	[ ]
[Class C Notes	[ ]]

Interest

On each payment date, the indenture trustee will remit to the holders of record of each class of notes as of the close of business on the related record date interest at the respective per annum interest rate applicable to that class of notes on the outstanding principal amount of that class of notes as of the close of business on the preceding payment date. For notes issued in book-entry form, the record date for a particular payment date will be the business day immediately preceding that payment date.

[Interest on [the/any] Class [  ] Notes will be calculated on the basis of the actual number of days in the related interest accrual period (which period will be from and including the previous payment date to but excluding the related payment date, except for the initial interest accrual period, which period will be from and including the closing date to but excluding the initial payment date) and a 360-day year. This means that the interest due on [the/any]Class [  ] Notes on each payment date will be the product of:

•	the aggregate outstanding principal balance of [the/any] Class [ ] Notes;

•	the related interest rate; and

•	the actual number of days since the previous payment date (or, in the case of the initial payment date, since the closing date) divided by 360.]

[Interest for a related period on the other classes of notes will be calculated on the basis of a 360-day year of twelve 30-day months (which period will be from and including the 15th day of the preceding calendar month (or, for the initial interest accrual period, from and including the closing date) to but excluding the 15th day of the current calendar month). This means that the interest due on these classes of notes on each payment date will be the product of:

•	the aggregate outstanding principal balance of the related class of notes;

•	the related interest rate; and

•	30 (or, in the case of the initial payment date, [ ], assuming a closing date of [ ]) divided by 360.]

[Payments of interest on the notes generally will be subordinate to net payments by the issuing entity to the swap counterparty under the interest rate swaps. We refer you to

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“Description of the Trust Documents—Interest Rate Swaps” in this prospectus.] Interest payments on all classes of the Class A Notes will have the same priority. Interest payments on the Class B Notes will be subordinated to the payment of interest on the Class A Notes. [Interest payments on the Class C Notes will be subordinated to the payment of interest on the Class A Notes and the Class B Notes.] Under the limited circumstances described under “Description of the Trust Documents—Distributions—Allocations and Distributions” in this prospectus, the Class A Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class B Notes [and the Class A Notes and the Class B Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class C Notes]. In addition, in the event that the notes are declared to be due and payable after the occurrence of an event of default resulting from the failure to make a payment on the notes, no interest will be payable on the Class B Notes until all principal of and interest on the Class A Notes have been paid in full [and no interest will be payable on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full].

We refer you to “Description of the Notes—Payments of Interest” in this prospectus.

Principal

[The issuing entity will not pay principal on the notes on any payment date related to the revolving period.] On each payment date [during the amortization period], from the amounts allocated to the holders of the notes to pay principal described in clauses [(3)], [(5)], [(7)] and [(9)] under “—Priority of Payments” below, the issuing entity will pay principal of the notes in the following order of priority:

(1) to the Class A-1 Notes[, pro rata among the Class A-1a Notes and the Class A-1b Notes,] until they are paid in full; then

(2) to the Class A-2 Notes[, pro rata among the Class A-2a Notes and the Class A-2b Notes,] until they are paid in full; then

(3) to the Class A-3 Notes[, pro rata among the Class A-3a Notes and the Class A-3b Notes,] until they are paid in full; then

(4) to the Class A-4 Notes[, pro rata among the Class A-4a Notes and the Class A-4b Notes,] until they are paid in full; [and then]

(5) to the Class B Notes[, pro rata among the Class B-a Notes and the Class B-b Notes,] until they are paid in full[.][and then]

[(6) to the Class C Notes[, pro rata among the Class C-a Notes and the Class C-b Notes,] until they are paid in full.]

If the notes are declared to be due and payable following the occurrence of an event of default, the issuing entity will pay principal of the notes from funds allocated to the holders of the notes in the following order of priority:

(1) to the holders of the Class A-1 Notes until the Class A-1 Notes are paid in full; then

(2) [to the holders of the remaining Class A Notes, pro rata, based upon their respective unpaid principal amount until the Class A Notes have been paid in full]/[to the holders of the remaining Class A Notes sequentially until each class has been paid in full]; [and then]

(3) to the holders of the Class B Notes until the Class B Notes are paid in full[.][and then]

[(4) to the holders of the Class C Notes until the Class C Notes are paid in full.]

All outstanding principal and interest with respect to a class of notes will be payable in full on its final scheduled payment date. We refer you to “Description of the Trust Documents—Distributions—Payments to Noteholders” in this prospectus.

[Mandatory Prepayment]

[If there is a funding period, the notes will be prepaid in whole or in part on the payment date immediately following the calendar month in which the last day of the funding period occurs if and to the extent any amounts remain on deposit in the pre-funding account on that payment date after giving effect to the purchase of all subsequent receivables. This mandatory prepayment will be applied to each class of notes in accordance with the priorities with respect to distributions of principal described under the first paragraph under “The Notes—Principal” above.]

Redemption Upon Optional Purchase

The servicer may, at its option, cause a redemption of the outstanding notes by purchasing all the receivables as set forth below. The servicer may only do this on any payment date following the last day of any collection period during which the aggregate principal balance of the receivables is [10.00]% or less of the aggregate starting principal balance of all receivables transferred to the issuing entity. The redemption price of the notes shall equal the aggregate then-outstanding principal amount of the notes plus accrued and unpaid interest thereon to but excluding the date of redemption, and the purchase price for the receivables shall not be less than [the sum of] the redemption price [and all amounts owing to the swap counterparty under the interest rate swaps].

Priority of Payments

On each payment date, any funds available for distribution from the receivables, [the net amount of funds received by the issuing entity under the interest rate [swaps][caps], funds available from the negative carry account up to the negative carry amount,] funds in excess of the amount required to be on deposit in the reserve account and other specified amounts constituting available funds, if any, in each case, with respect to that payment date, after the deduction of servicing fees and unpaid servicing fees, paid to or retained by the servicer, will be distributed in the following amounts and order of priority:

(1) [pro rata (a) the monthly swap payment amounts payable by the issuing entity to the swap counterparty under the interest rate swaps and (b)] [to the asset

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representations reviewer, all fees, expenses and indemnities due to the asset representations reviewer not previously paid by the servicer, up to a maximum amount of $[      ] per year;]

(2) [pro rata (a)] interest on the Class A Notes [and (b) senior swap termination payment amounts owed by the issuing entity, if any];

(3) [during the amortization period,] principal of the notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes as of the day immediately preceding such payment date exceeds (b) the aggregate principal balance of the receivables as of the last day of the related collection period less the yield supplement overcollateralization amount as of the last day of the related collection period, also referred to herein as the “YSOC Amount,” as described under “Description of the Trust Documents—The YSOC Amount” in this prospectus [, plus amounts, if any, on deposit in the pre-funding account as of the last day of the prior calendar month];

(4) interest on the Class B Notes;

(5) [during the revolving period, reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate outstanding principal amount of the notes exceeds the aggregate principal balance of the receivables as of the last day of the related collection period less the YSOC Amount as of the last day of the related collection period]/[during the amortization period,] principal of the notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes and the Class B Notes as of the day immediately preceding such payment date exceeds (b) the aggregate principal balance of receivables as of the last day of the related collection period less the YSOC Amount as of the last day of the related collection period[, plus amounts, if any, on deposit in the pre-funding account as of the last day of the prior calendar month] less (c) any amounts allocated to pay principal of the notes under clause (3) above;

(6) [interest on the Class C Notes;]

[(7) [during the revolving period, reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate outstanding principal amount of the notes exceeds the aggregate principal balance of the receivables as of the last day of the related collection period less the YSOC Amount as of the last day of the related collection period]/[during the amortization period,] principal of the notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes, the Class B Notes and the Class C Notes as of the day immediately preceding such payment date exceeds (b) the aggregate principal balance of receivables as of the last day of the related collection period less the YSOC Amount as of the last day of the related collection period[, plus amounts, if any, on deposit in the pre-funding account as of the last day of the prior calendar month] less (c) any amounts allocated to pay principal of the notes under clauses (3) and (5) above;]

[(8)] to the reserve account, the amount, if any, necessary to fund the reserve account up to its required amount;

[(9)] [during the revolving period, reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate outstanding principal amount of the notes plus the overcollateralization target amount exceeds the aggregate receivables principal balance as of the last day of the related collection period less the YSOC Amount as of the last day of the related collection period, as increased above, plus the amounts deposited in the accumulation account above]/[during the amortization period,] principal of the notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the notes as of the day immediately preceding such payment date exceeds (b) the aggregate principal balance of the receivables as of the last day of the related collection period less the sum of (x) the YSOC Amount as of the last day of the related collection period and (y) the overcollateralization target amount for that payment date [, plus amounts, if any, on deposit in the pre-funding account as of the last day of the prior calendar month], less (c) any amounts allocated to pay principal of the notes under clauses (3) and (5) [and (7)] above;

[(10)] [subordinate swap termination payment amounts payable by the issuing entity and any other amounts owed by the issuing entity to the swap counterparty pursuant to the interest rate swaps;]

[(11) to the asset representations reviewer, all fees, expenses and indemnities due to the asset representations to the extent not paid in clause (1) above;] and

[(12)] the remainder, if any, as distributions to the certificateholders.

In the event that available funds are not sufficient to make the entire allocations required by clauses (1) through [(7)] above, the indenture trustee shall withdraw funds from the reserve account [add for eligible horizontal cash reserve account: (except that amounts withdrawn from the reserve account will not be paid to World Omni Financial Corp. or any of its affiliates in respect of amounts owing to a noteholder to the extent that World Omni Financial Corp. or any of its affiliates is a noteholder)] and will apply those funds to complete the distributions required by those clauses in the priority specified above.

In the event that notes are declared to be due and payable following the occurrence of an event of default under the indenture, available funds will be distributed in the following order of priority:

(1) [pro rata (a) the monthly swap payment amounts payable by the issuing entity to the swap counterparty under the interest rate swaps and (b)] [to the asset representations reviewer, all fees, expenses and indemnities due to the asset representations reviewer not previously paid by the servicer;]

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(2) [pro rata (a)] interest on the Class A Notes [and (b) senior swap termination payment amounts owed by the issuing entity, if any];

(3) if the notes have been declared to be due and payable as a result of the occurrence of an event of default under the indenture as a result of default in payment of any interest on or principal of any note in accordance with the indenture, to the holders of the Class A-1 Notes, the aggregate outstanding amount of such class, and then to the holders of the Class A-2 Notes, Class A-3 Notes and Class A-4 Notes, pro rata, the aggregate outstanding amount of each such class of the notes;

(4) interest on the Class B Notes;

(5) [interest on the Class C Notes;]

[(6)] if the notes have been declared to be due and payable as a result of the occurrence of an event of default under the indenture other than as a result of default in payment of any interest on or principal of any note in accordance with the indenture, to the holders of the Class A-1 Notes, the aggregate outstanding amount of such class, and then to the holders of the Class A-2 Notes, Class A-3 Notes and Class A-4 Notes, pro rata, the aggregate outstanding amount of each such class of the notes;

[(7)] principal on the Class B Notes;

[(8)] principal on the Class C Notes;

[(9)] [subordinate swap termination payment amounts payable by the issuing entity and any other amounts owed by the issuing entity to the swap counterparty pursuant to the interest rate swaps]; and

[(10)] the remainder, if any, as distributions to the certificateholders.

We refer you to “Description of the Trust Documents—Distributions—Allocations and Distributions” in this prospectus. We also refer you to “Description of the Trust Documents—Distributions—Payments to Noteholders” in this prospectus and “Fees and Expenses” in this prospectus for a description of fees and expenses payable on each payment date out of available funds.

Events of Default; Priority and Acceleration

Each of the following shall be an event of default under the indenture:

•	a default for five business days or more in the payment of any interest on any note; provided, that, until the outstanding amount of the Class A Notes is reduced to zero, a default in the payment of any interest on any Class B Note shall not by itself constitute an event of default[;provided, further that, until the outstanding amount of the Class A Notes and the Class B Notes is reduced to zero, a default in the payment of any interest on any Class C Note shall not by itself constitute an event of default];

•	a default in the payment of the principal of or any installment of the principal of any such note when the same becomes due and payable, to the extent funds are available therefor, and on the related final scheduled payment date;

•	a material default in the observance or performance of any covenant or agreement of the issuing entity, subject to notice or cure provisions;

•	any representation or warranty made by the issuing entity being materially incorrect as of the date it was made, subject to notice and cure provisions; or

•	some events of bankruptcy, insolvency, receivership or liquidation of the issuing entity, both voluntary and involuntary.

The amount of principal required to be paid to noteholders under the indenture, however, generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal of a class of notes due to a lack of amounts available to make such a payment will not result in the occurrence of an event of default until the final scheduled payment date for that class of notes or the redemption date.

Upon any event of default, the indenture trustee or a majority of the holders of controlling securities may immediately declare the unpaid principal amount of the notes, together with accrued and unpaid interest thereon through the date of acceleration, due and payable.

If the notes are so accelerated, the priority of payments will change. For further detail, we refer you to “Description of the Trust Documents— Distributions—Payments to Noteholders” in this prospectus.

Controlling Securities

So long as the Class A Notes are outstanding, the Class A Notes will be the controlling securities. As a result, holders of each class of the Class A Notes generally vote together as a single class under the indenture. For additional information about the voting rights of noteholders, see “Description of the Trust Documents—Indenture” and “Description of the Trust Documents—Voting Rights; Controlling Securities” in this prospectus. Upon payment in full of the Class A Notes, the Class B Notes will be the controlling securities [and, upon payment in full of the Class B Notes, the Class C Notes will be the controlling securities]. [See “Holders of the Class B Notes [and the Class C Notes] May Suffer Losses Because They Have Limited Control Over Actions of the Issuing Entity and Conflicts Between Classes of Notes May Occur” in this prospectus.] Notes held by the depositor or any affiliate thereof will be disregarded and deemed not to be outstanding in determining whether the holders of the requisite outstanding amount of the controlling securities have given any request, demand, authorization, direction, notice, consent or waiver under any related transaction document.

[Interest Rate [Swaps][Caps]]

[The issuing entity will enter into one or more interest rate [swaps][caps] with [      ], as the [swap][cap] counterparty, to hedge its floating rate interest obligations with respect to the Class [      ] Notes.]

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[Add for interest rate swaps:]

[Under each interest rate swap, on each payment date, the swap counterparty will be obligated to make a monthly payment to the issuing entity in an amount equal to the product of (i) a notional amount equal to the outstanding aggregate principal balance of the related class of floating rate notes as of the preceding payment date or, in the case of the initial payment date, the closing date, and (ii) a floating interest rate based on One-Month LIBOR for the related payment date plus the applicable spread set forth below, and the issuing entity will make a monthly payment to the swap counterparty in an amount equal to the product of (a) that same notional amount and (b) the applicable fixed monthly interest rate set forth below on the basis of a 360-day year of twelve 30-day months.]

[The spread to be used in calculating the swap counterparty’s payments under the interest rate swaps related to [Class [      ] Notes] will be equal to [ %]. The fixed rates to be used in calculating the issuing entity’s payments under the interest rate swaps related to [the Class [      ] Notes] will be equal to [ %] per annum.]

[On each payment date, the amount that the issuing entity is obligated to pay to the swap counterparty will be netted against the amount that the swap counterparty is obligated to pay to the issuing entity. Only the net amount payable will be due from the issuing entity or the swap counterparty, as applicable. Monthly swap payment amounts payable by the issuing entity will rank higher in priority than interest payments due on the notes.]

[In the event that the swap counterparty’s long-term or short-term ratings cease to be at the levels required by [insert rating agencies], the swap counterparty will be obligated to either obtain a guaranty from or assign its rights and obligations under the interest rate swaps to another party with the required rating or post collateral. [Insert description of any additional rating agency requirements.] If the swap counterparty has not taken one of these specified actions within the specified time, the issuing entity may terminate the interest rate swaps.]

[Add for interest rate caps:]

[Under each interest rate cap, the issuing entity will be required to pay the purchase price for each interest rate cap on or before the [effective date of such interest rate cap][closing date] and, following the payment of such purchase price, shall have no further payment obligations with respect to such cap.] [On the business day prior to each payment date,] [the cap counterparty will be obligated to pay the issuing entity an amount based on the notional amount of the cap] and [the excess of the interest rate on each class or tranche of floating rate notes over an interest rate equal to One-Month LIBOR plus an applicable spread, which amount will not be less than zero.]

[In the event that the cap counterparty’s long-term or short-term ratings cease to be at the levels required by [insert rating agencies], the cap counterparty will be obligated to either obtain a guaranty from or assign its rights and obligations under the interest rate caps to another party with the required rating or post collateral. [Insert description of any additional rating agency requirements.] If the cap counterparty has not taken one of these specified actions within the specified time, the issuing entity may terminate the interest rate caps.]

[See “Description of the Trust Documents—Interest Rate [Swaps][Caps]” in this prospectus for additional information.]

Servicing

After the sale of the receivables to the issuing entity, World Omni Financial Corp. will continue to service the receivables. World Omni Financial Corp.’s responsibilities as servicer will include collection of payments, realization on the receivables and the financed vehicles, selling or otherwise disposing of defaulted receivables and monitoring the performance of the receivables. In return for World Omni Financial Corp.’s services, the issuing entity will pay a fee to World Omni Financial Corp. on each payment date out of collections received by the issuing entity, which generally will be 1/12th of [1.00]% of the principal balance of receivables as of the first day of the related collection period. [The servicing fee payable to the servicer on the initial payment date with respect to the initial collection period will be pro-rated, however, to compensate for the length of the initial collection period [not] being [longer than] one month.] We refer you to “Description of the Trust Documents—Servicing Compensation” in this prospectus.

The Receivables

The primary assets of the issuing entity will include a pool of fixed rate retail installment sale contracts used to finance new and used automobiles and light-duty trucks. We refer to these contracts as “receivables.” [All or a portion of the receivables will be acquired by the issuing entity on the closing date, which receivables we refer to as the “initial receivables,” and the remainder of the receivables will be acquired by the issuing entity after the closing date, which receivables we refer to as the “subsequent receivables.”] The issuing entity will be entitled to receive all payments received after the [initial] cutoff date with respect to the [initial] receivables, [and in the case of the subsequent receivables, after each subsequent cutoff date that is designated for those subsequent receivables by the depositor.]

We refer to the principal balance of a receivable as of the cutoff date as the “starting principal balance” of that receivable and the principal balance of a receivable as of the date it was originated as the “original principal balance” of that receivable.

[If on the closing date the issuing entity does not acquire receivables with an aggregate starting principal balance as of the initial cutoff date, less the YSOC Amount as of the initial cutoff date, at least equal to the aggregate principal amount of the notes plus an amount equal to the initial overcollateralization, an amount equal to the shortfall shall be deposited into a pre-funding account and the issuing entity will have a funding period during which it is expected to acquire subsequent receivables. In that event, amounts also will be deposited into the negative carry account. On the closing date, $[      ] will be deposited into the pre-funding account and will represent [      ]% of the sum of (a) the aggregate starting principal balance of the initial receivables,

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less the YSOC Amount as of the initial cutoff date, and (b) the expected aggregate starting principal balance of the subsequent receivables, less the YSOC Amount for such subsequent receivables as of the related subsequent cutoff date.]

[Other than with respect to the purchase of subsequent receivables], there is no requirement or ability to add or remove receivables from the pool other than the right of the issuing entity to cause World Omni Financial Corp. to repurchase receivables upon a breach of a representation, warranty or covenant. The sole remedy for such breach shall be repurchase of any such affected receivables as described under “Description of the Trust Documents—Sale and Assignment of Receivables” in this prospectus.

The assets of the issuing entity will also include [rights under the interest rate [swaps][caps],] monies on deposit in specific accounts, including the reserve account, [the pre-funding account, and the negative carry account], other property and the proceeds thereof. See “The Issuing Entity—The Trust Property” in this prospectus for additional information regarding the assets of the issuing entity.

The receivables acquired by the issuing entity will be sold by World Omni Financial Corp. to World Omni Auto Receivables LLC, and then by World Omni Auto Receivables LLC to the issuing entity. The issuing entity will grant a security interest in the receivables and other specified trust property to the indenture trustee for the benefit of the noteholders.

As of the [initial][statistical] cutoff date, the receivables in the [initial][statistical] pool had the following general characteristics:

Aggregate [Starting] Principal Balance	$[ ]
Weighted Average Annual Percentage Rate(1)	[ ]%
Range of Annual Percentage Rates	[ ]% to [ ]%
Weighted Average Remaining Term to Maturity(1)	[ ] months
Weighted Average Original Term to Maturity(1)	[ ] months
Latest Scheduled Maturity Date	[ ]

(1) Weighted based on the aggregate [starting] principal balance of the receivables [as of the statistical cutoff date].

[To the extent material, insert data regarding the number of receivables included in the [initial][statistical] receivables pool that have been subject to a waiver, modification or extension, including a description of the type of waiver, modification and extension.]

For further information about the characteristics of the receivables in the [initial][statistical] pool as of the [initial][statistical] cutoff date, see “The Receivables Pool” in this prospectus.

[The characteristics of the receivables in the final pool [as of the end of the funding period] may differ from, but will not differ materially from, those of the receivables in the [initial][statistical] pool as of the [initial][statistical] cutoff date.] All receivables acquired by the issuing entity must, however, satisfy the eligibility criteria specified in the trust documents.

The aggregate starting principal balance of receivables included in the [initial] pool sold to the issuing entity on the [initial] closing date will be $[      ] as of the cutoff date.

There are no outstanding series or classes of securities that are backed by the asset pool and there are no material direct or contingent claims on or against the receivables other than those held by the secured parties under the indenture.

In connection with the offering of the notes, the depositor has performed a review of the receivables in the [initial][statistical] pool and certain disclosure in this prospectus relating to such receivables,  and has concluded that it has reasonable assurance that such disclosure is accurate in all material respects as described under “The Receivables—Review of Pool Assets” in this prospectus.

World Omni Financial Corp. does not consider any of the receivables in the [initial] pool to constitute exceptions to World Omni Financial Corp.’s written underwriting guidelines as described in “World Omni Financial Corp.’s Automobile Finance Business—Underwriting” in this prospectus.

Credit Enhancement

Credit enhancement is intended to provide protection against losses or delays in payments on the notes. Credit enhancement may not provide protection against all risks of loss and may not guarantee repayment of the entire principal balance of the notes and interest thereon. If losses exceed the amount covered by any credit enhancement or are not covered by any credit enhancement, the relevant securityholders will bear their allocable share of deficiencies, as described in this prospectus. The credit enhancement for the notes is in the form of a reserve account, subordination, overcollateralization, the yield supplement overcollateralization amount and excess interest.

[Risk Retention] Reserve Account

On the closing date, $[      ] will be deposited into the reserve account, which is equal to approximately [  ]% of the aggregate starting principal balance of the [initial] receivables as of the [initial] cutoff date less the YSOC Amount as of the [initial] cutoff date.

[In addition, on each date during the funding period on which subsequent receivables are transferred to the issuing entity, cash or eligible investments in an amount equal to [  ]% of the aggregate starting principal balance of such subsequent receivables as of the related subsequent cutoff date less the YSOC Amount of such subsequent receivables as of the related subsequent cutoff date will be withdrawn from the pre-funding account and deposited into the reserve account.]

The indenture trustee will apply funds in the reserve account to make the payments in clauses (1) through [(7)] under the section entitled “Priority of Payments” above that are not covered by collections on the receivables[, net amounts received by the issuing entity under the interest rate

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[swaps][caps] and amount available from the negative carry account]. In addition, on the final scheduled payment date for any class of notes, if any principal amount of such class of notes remains outstanding, the indenture trustee will apply funds from the reserve account to repay such class of notes in full. [add for eligible horizontal cash reserve account: Amounts withdrawn from the reserve account will not be paid to World Omni Financial Corp. or any of its affiliates in respect of amounts owing to a noteholder to the extent that World Omni Financial Corp. or any of its affiliates is a noteholder.]

The amount required to be on deposit in the reserve account on any payment date is equal to the lesser of (a) [  ]% of the aggregate starting principal balance of all receivables transferred to the issuing entity less the YSOC Amount [of those receivables] as of the [applicable] cutoff date[, provided that, with respect to any payment date after the date on which the aggregate principal amount of the Class [      ] Notes is paid in full, [      ]% of the aggregate outstanding principal balance of the receivables as of the end of the related collection period less the YSOC Amount,] or (b) the aggregate outstanding principal amount of the notes on such payment date after giving effect to all payments of principal thereof.

Amounts in the reserve account in excess of the required amount for any payment date will become part of available funds for that payment date. The reserve account will be replenished, if necessary, to its required amount with collections on the receivables remaining after making required allocations of interest and principal payments on the notes.

Subordination of the Class B Notes [and the Class C Notes]

The subordination in priority of payments of the Class B Notes to the Class A Notes will provide additional credit enhancement to the Class A Notes [and the subordination in priority of payments of the Class C Notes to the Class A Notes and the Class B Notes will provide additional credit enhancement to the Class A Notes and the Class B Notes]. The Class B Notes will be allocated available funds only after the Class A Notes have received their applicable portions of available funds for a given payment date[ and the Class C Notes will be allocated available funds only after the Class A Notes and the Class B Notes have received their applicable portions of available funds for a given payment date]. The priority of payments is further described in “Description of the Notes—Payments of Interest,” “Description of the Notes—Payments of Principal” and “Description of the Trust Documents—Distributions” in this prospectus

Losses not covered by any credit enhancement or support will be effectively allocated to the classes of notes in the reverse order of priority of payments on the notes, such that losses will be first allocated to the overcollateralization, if any, [then to the principal balance of the Class C Notes,] then to the principal balance of the Class B Notes and then to the principal balance of the Class A Notes.

Overcollateralization

Overcollateralization represents the amount by which the aggregate principal balance of the receivables held by the issuing entity less the YSOC Amount [plus amounts in the pre-funding account, if any,] exceeds the aggregate outstanding balance of the notes. Overcollateralization as of the closing date is expected to be approximately [      ]% of the aggregate starting principal balance of the [initial] receivables less the YSOC Amount of the [initial] receivables as of the [initial] cutoff date. [On any date on which subsequent receivables are transferred to the trust during the [pre-funding period][revolving period], additional overcollateralization will be added to the issuing entity in an amount equal to approximately [      ]% of the aggregate starting principal balance of the subsequent receivables transferred to the issuing entity on that date less the YSOC Amount of those subsequent receivables as of the related cutoff date.]   In addition, [during the amortization period] the application of funds according to clause ([9]) under the section entitled “Priority of Payments“ above is designed to increase the level of overcollateralization as of any payment date to a target amount of [(i)] [      ]% of the aggregate outstanding principal balance of the receivables as of the end of the related collection period less the YSOC Amount [for so long as the Class [      ] Notes are outstanding and (ii) [      ]% of the aggregate outstanding principal balance of the receivables as of the end of the related collection period less the YSOC Amount after the Class [      ] Notes are paid in full], but not less than [      ]% of the aggregate starting principal balance of the receivables less the YSOC Amount as of the closing date (which will be the YSOC Amount as calculated as of the cutoff date) [plus [      ]% of the aggregate starting principal balance of any subsequent receivables transferred to the issuing entity less the YSOC Amount of those subsequent receivables as of the related cutoff date]. The overcollateralization will be available to absorb losses on the receivables that are not otherwise covered by excess collections on the receivables, if any.

The Yield Supplement Overcollateralization Amount

The YSOC Amount, with respect to any calendar month and the related payment date, or with respect to the [initial] cutoff date [or any subsequent cutoff date], is the aggregate amount by which the principal balance as of the last day of such calendar month or as of the [respective] cutoff date of [each of] the receivables (other than defaulted receivables) with an annual percentage rate as stated in the related contract of less than the “required rate” (as defined below) for such payment date or cutoff date, exceeds the present value, calculated using a discount rate equal to the required rate, of each scheduled payment of each such receivable assuming such scheduled payment is made on the last day of each month and each month has 30 days. As used herein, the term “required rate” means [[  ]%/[ (i) with respect to the [initial] cutoff date and any payment date on or prior to the date on which the aggregate principal amount of the Class A-[      ] Notes is paid in full, [      ]%, and (ii) with respect to any payment date after the date on which the aggregate principal amount of the Class A-[      ] Notes is paid in full, [      ]% (provided, that if the issuing entity does not issue a floating rate Class A-[      ] Note, the required rate means [      ]%], or [(in each case)] such other percentage approved by the rating agencies hired by the sponsor to rate the notes.

Excess Interest

The amount paid by obligors in respect of interest on the receivables is expected to be greater than the amount of the related servicing fee, [amounts payable to the asset

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representations reviewer,] trustee fees and expenses, and interest on the notes each month. Any such excess in interest payments from obligors will serve as additional credit enhancement.

[To be inserted if applicable — in the event a provider of credit enhancement or other support such as a derivative is liable or contingently liable to provide 10% or more of the cash flow for the notes, additional descriptive and financial information regarding the credit enhancement provider or derivative counterparty, as applicable.]

[Purchases of Subsequent Receivables]

[If on the closing date the issuing entity does not acquire receivables with an aggregate starting principal balance as of the initial cutoff date, less the YSOC Amount as of the initial cutoff date, at least equal to the aggregate principal amount of the notes plus an amount equal to the initial overcollateralization, an amount equal to the shortfall shall be deposited into a pre-funding account and the issuing entity will have a funding period during which it is expected to acquire subsequent receivables. In that event, amounts will also be deposited into the negative carry account.]

[Pre-Funding Account]

[If there is a funding period, on the closing date, $ [      ], which represents [      ]% of the sum of the aggregate starting principal balance of the initial receivables, less the YSOC Amount as of the initial cutoff date, and the expected aggregate starting principal balance of the subsequent receivables, less the expected YSOC Amount for such subsequent receivables as of the related subsequent cutoff date, will be deposited into a segregated trust account held by the indenture trustee for the benefit of the noteholders, and will be used to acquire subsequent receivables from the depositor during the funding period. On each subsequent transfer date during the funding period, the depositor will transfer to the issuing entity subsequent receivables having an aggregate starting principal balance less the YSOC Amount for such subsequent receivables as of the related subsequent cutoff date that is at least equal to the initial pre-funded amount to the extent that subsequent receivables have been acquired by the depositor from World Omni Financial Corp., and will deposit the required amounts in the reserve account in connection with that acquisition. On each subsequent transfer date during the funding period, (1) an amount equal to [      ]% of the starting principal balances of all subsequent receivables transferred to the issuing entity on such subsequent transfer date less the YSOC Amount of those subsequent receivables as of the related subsequent cutoff date will be withdrawn from the pre-funding account and (2) from those funds, an amount equal to the related reserve account subsequent transfer deposit will be deposited into the reserve account and the remainder will be paid to the depositor as payment for such subsequent receivables. The duration of the pre-funding period will not extend beyond one year after the date of issuance of the notes and the amount of proceeds deposited into the pre-funding account will not exceed 25% of the offering proceeds.]

[The “funding period” will be the period from and including the closing date until the earliest of (1) the date on which the amount on deposit in the pre-funding account (after giving effect to the acquisition of all subsequent receivables, including any subsequent receivables acquired on that date) is not greater than $100,000, (2) the occurrence of an event of default under the indenture, (3) the occurrence of a servicer default under the sale and servicing agreement, (4) the occurrence of specified events of insolvency with respect to the depositor or the servicer, and (5) the close of business on the last business day of [      ].]

[Any amount remaining in the pre-funding account at the end of the funding period will be payable to the noteholders as a mandatory prepayment as described above. For further information, please see “The Receivables Pool—The Subsequent Receivables” in this prospectus.]

[Negative Carry Account]

[If there is a funding period, on the closing date the depositor will deposit $[      ] into a segregated trust account held by the indenture trustee for the benefit of the noteholders. On each payment date related to a calendar month in the funding period, the indenture trustee will withdraw the negative carry amount for that payment date and deposit it into the collection account. Such amount shall become part of available funds for that payment date.]

[The “negative carry amount” means, as of any payment date, the amount by which the total interest payable to the noteholders with respect to the pre-funded portion of the pool exceeds the investment earnings on the pre-funded amount during the preceding calendar month.]

[On each payment date, any amount remaining on deposit in the negative carry account after giving effect to the distribution of the negative carry amount for that payment date in excess of the required negative carry account balance for that payment date will become part of available funds for that payment date. On the payment date following the calendar month in which the last day of the funding period, if any, occurs, after giving effect to all withdrawals from the negative carry account on that payment date, all amounts remaining on deposit in the negative carry account will become part of available funds.]

[The “required negative carry account balance” means, as of any payment date, the lesser of (1) the amount then on deposit in the negative carry account and (2) the maximum negative carry amount for the remainder of the funding period, assuming no further withdrawals from the pre-funding account and investment earnings on amounts on deposit therein at a rate of [      ]%. The “maximum negative carry amount” for the closing date and for any payment date is equal to the product of (1) the excess of (a) the weighted average interest rates on the notes on that date[, assuming the interest rate on the Class [      ] Notes are [      ]%], over (b) [      ]%, multiplied by (2) the amount on deposit in the pre-funding account on that date, and multiplied by (3) the fraction of a year represented by the number of days from that date until, but excluding, the payment date immediately following the calendar month in which the last day of the funding period occurs (calculated on the basis of a 360-day year of twelve 30-day months). The required negative carry amount will be zero for each payment date following the calendar month in which the last day of the

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funding period occurs.]

[Revolving Period]

[The issuing entity will not make payments of principal on the notes on payment dates related to the revolving period.]

[The “revolving period” consists of the monthly periods from [      ] through [    ], and the related payment dates. We refer to the monthly periods and the related payment dates following the revolving period as the “amortization period.”]

[If an early amortization event occurs, the revolving period will terminate early, and the amortization period will begin. See “Description of the Trust Documents—Revolving Period” in this prospectus.]

[On each payment date related to the revolving period, amounts otherwise available to make principal payments on the notes will be applied to purchase additional receivables from the depositor. See “The Receivables Pool—Criteria Applicable to the Selection of Additional Receivables During the Revolving Period” in this prospectus.]

[The amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets. There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. See “Description of the Trust Documents —Revolving Period” in this prospectus.]

[To the extent that amounts allocated for the purchase of additional receivables are not so used on any payment date related to the revolving period, they will be deposited into the accumulation account and applied on subsequent payment dates related to the revolving period to purchase additional receivables from the depositor.]

Tax Status

Kirkland & Ellis LLP, special tax counsel, is of the opinion that for federal income tax purposes, the notes [(other than any notes that are held by the depositor or one or more affiliates not treated as a separate entity from the depositor for federal income tax purposes)] will be characterized as indebtedness and the issuing entity will not be characterized as an association (or publicly traded partnership) taxable as a corporation.

In accepting a note [(other than any notes that are held by the depositor or one or more affiliates not treated as a separate entity from the depositor for federal income tax purposes)], each holder of that note will be deemed to agree to treat the note as indebtedness for income tax purposes.

We refer you to “Material Federal Income Tax Consequences” in this prospectus for additional information concerning the application of federal tax laws to the issuing entity and the notes and to “State and Local Tax Consequences” in this prospectus for additional information concerning the application of state tax laws to the issuing entity and the notes.

We encourage you to consult your own tax advisor regarding the federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction. See “Material Federal Income Tax Consequences” and “State and Local Tax Consequences” in this prospectus.

ERISA Considerations

Subject to the considerations discussed under “Certain ERISA Considerations” in this prospectus, the notes [(other than any notes that are held by the depositor or one or more affiliates not treated as a separate entity from the depositor for federal income tax purposes)] are eligible for purchase by pension, profit-sharing or other employee benefit plans, as well as individual retirement accounts.

By its acquisition of a note each investor will be deemed to represent that either it is not acquiring such note with the assets of any plan or that, its purchase and holding of such note will not give rise to a nonexempt prohibited transaction.

We refer you to “Certain ERISA Considerations” in this prospectus.

Ratings of the Notes

We expect that the notes [(other than the Class [  ] Notes)] will receive credit ratings from at least [two] nationally recognized rating agencies hired by the sponsor to rate the notes.

The rating agencies hired by the sponsor have discretion to monitor and adjust the ratings on the notes.

The notes may receive an unsolicited rating from a rating agency not hired by the sponsor that is different from the ratings provided by the rating agencies hired by the sponsor to rate the notes. As of the date of this prospectus, we are not aware of any unsolicited ratings on the notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency. See “Risk Factors— Withdrawal or downgrading of the initial ratings of the notes will, and the issuance of unsolicited ratings on your notes or any adverse changes to a hired rating agency may, affect the prices for the notes upon resale” in this prospectus for more information.

[Eligibility of the Class A-1 Notes for Purchase by Money Market Funds]

[The Class A-1 Notes are structured to be eligible for purchase by money market funds under Rule 2a-7 under the Investment Company Act. Rule 2a-7 includes additional criteria for investments by money market funds, some of which have recently been amended, including additional requirements relating to portfolio maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1 Notes, you are encouraged to consult your counsel before making a purchase.]

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Certificates

The issuing entity will also issue certificates that represent the equity or residual interest in the issuing entity and the right to receive amounts that remain after the issuing entity makes full payment of interest on and principal of the notes payable on a given payment date, required deposits to the reserve account on that payment date and other required payments. The depositor will initially retain the certificates. The certificates are not being offered by this prospectus. On or after the closing date, the depositor may sell any such certificates [as described in “Credit Risk Retention”].

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Risk Factors

You should carefully consider the following risks for the notes before making an investment decision. In particular, distributions on your notes will depend on payments received on and other recoveries with respect to the receivables. Therefore, you should carefully consider the risk factors relating to the receivables and the financed vehicles.

Your investment could be materially and adversely affected if any of the following risks are realized.

You Must Rely For Repayment Only Upon the Issuing Entity’s Assets, Which May Not Be Sufficient To Make Full Payments On Your Notes	Your notes are obligations of the issuing entity. Your notes will not represent an interest in or obligation of World Omni Auto Receivables LLC, World Omni Financial Corp., the indenture trustee, the owner trustee or any other person. Distributions on each class of notes will depend solely on the amount and timing of payments and other collections in respect of the related receivables and the credit enhancement for the notes. World Omni Auto Receivables LLC cannot assure you that these amounts, together with other payments and collections in respect of the related receivables, will be sufficient to make full and timely distributions on the notes. The notes and the receivables will not be insured or guaranteed, in whole or in part, by the United States or any governmental entity or by any other person.

You May Experience Reduced Returns and Delays On Your Notes Resulting From Changes in Delinquency Levels and Losses.	There can be no assurance that the historical levels of delinquencies and losses experienced by World Omni Financial Corp. on its retail installment sale contract portfolio will be indicative of the performance of the receivables included in the issuing entity or that the levels will continue in the future. Delinquencies and losses could increase significantly for various reasons, including changes in the local, regional or national economies or due to other events.

[You May Experience Reduced Returns On Your Notes Resulting From Distribution of Amounts In the [Pre-Funding Account][Accumulation Account].]

[The issuing entity has a [pre-funding account][accumulation account]. The depositor will purchase receivables from World Omni Financial Corp. and then sell the receivables to the issuing entity. The issuing entity will purchase the receivables with funds on deposit in the [pre-funding account][accumulation account].]

[You will receive as a prepayment of principal to you any amounts remaining in the [pre-funding account][accumulation account] that have not been used to purchase receivables [following the end of the revolving period]. This prepayment of principal could have the effect of shortening the weighted average life of your notes. The inability of the depositor to obtain receivables meeting the requirements for sale to the issuing entity will increase the likelihood of a prepayment of principal. In addition, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on the notes.]

Interests of Other Persons In the Receivables and Financed Vehicles Could Be Superior To the Issuing Entity’s Interest, Which May Result In Reduced Payments On Your Notes.

Many federal and state laws, including the Uniform Commercial Code, govern the transfer of the receivables by World Omni Financial Corp. to the depositor and by the depositor to the issuing entity, the perfection of the security interests in the receivables and the enforcement of security interests in the financed vehicles.

Upon the origination or acquisition of a receivable, the originating dealer will have commenced appropriate actions that would result in notation of World Omni Financial Corp.’s security interest in the financed vehicle on the related certificate of title. In connection with each sale of receivables, World Omni Financial Corp. will assign its security interests in the financed vehicles to the depositor, and the depositor will assign its security interests to the issuing entity. Due to the administrative burden and expense of retitling each of the financed vehicles, neither World Omni Financial Corp. nor the depositor will amend or reissue the certificates of title to the financed vehicles to reflect the assignments. In the absence of an amendment or reissuance, the issuing entity may not have a perfected security interest in the financed vehicles securing the receivables in some states. World Omni Financial Corp. will be obligated to repurchase any receivable sold to

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the issuing entity which did not have a perfected security interest in the name of World Omni Financial Corp. in the financed vehicle on the closing date. World Omni Financial Corp. will also be obligated to purchase any receivable sold to the issuing entity as to which it failed to maintain a perfected security interest in the name of World Omni Financial Corp. in the financed vehicle securing the receivable. All repurchases by World Omni Financial Corp. are limited to breaches that materially and adversely affect the receivable, subject to the expiration of the applicable cure period. If the security interest of World Omni Financial Corp. is perfected, the issuing entity generally will have a prior claim over subsequent purchasers of the financed vehicle and holders of subsequently perfected security interests.

Due to factors including liens for repairs of a financed vehicle or for unpaid taxes of an obligor, the issuing entity could lose the priority of its security interest in a financed vehicle. Neither World Omni Financial Corp. nor the servicer will have any obligation to purchase a receivable if these liens result in the loss of the priority of the security interest in the financed vehicle after the issuance of notes by the issuing entity. Generally, no action will be taken to perfect the rights of the trustee in proceeds of any insurance policies covering individual financed vehicles or obligors. Therefore, the rights of a third party with an interest in the proceeds could prevail against the rights of the issuing entity prior to the time the proceeds are deposited by the servicer into an account controlled by the trustee. We refer you to “Some Legal Aspects of the Receivables—Security Interests in the Financed Vehicles.”

The servicer will maintain possession of the original contracts for each of the receivables. If the servicer sells or pledges and delivers the original contracts for the receivables to another party, in violation of its obligations under the documents for the securities, this party could acquire an interest in the receivable having a priority over the issuing entity’s interest. Furthermore, if the servicer becomes insolvent, competing claims to ownership or security interests in the receivables could arise. These claims, even if unsuccessful, could result in delays in payments on the notes. If successful, the attempt could result in losses or delays in payment to you or an acceleration of the repayment of the notes.

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A Bankruptcy of the Depositor or the Servicer Could Delay or Limit Payments To You.

We have structured the transaction described in this prospectus in an effort to minimize the risk that:

•      World Omni Auto Receivables LLC and the issuing entity might be the subject of a bankruptcy or state insolvency proceeding;

•      the bankruptcy or insolvency of World Omni Financial Corp. might result in the consolidation of the assets and liabilities of any of those entities with those of World Omni Financial Corp.; and

•      the sale of the receivables from World Omni Financial Corp. to World Omni Auto Receivables LLC might not be viewed as a true sale, which could result in the receivables being included in the estate of World Omni Financial Corp. should it become the subject of a bankruptcy or insolvency proceeding.

If these efforts are unsuccessful, you could experience delays in payments due on your notes or may suffer losses on your notes.

Following a bankruptcy or insolvency of World Omni Financial Corp., a court could conclude that the receivables are owned by World Omni Financial Corp. instead of the issuing entity. A court could reach this conclusion either because the transfer of the receivables from World Omni Financial Corp. to World Omni Auto Receivables LLC was not a true sale or because the court concluded that assets and liabilities of World Omni Financial Corp. and World Omni Auto Receivables LLC, should be consolidated and treated as a single estate for bankruptcy purposes. If this were to occur, you could experience delays in payments due to you or may not ultimately receive all interest and principal due to you because of:

•      the automatic stay which prevents a creditor from exercising remedies against a debtor in bankruptcy without permission from the court; and

•      the fact that neither the issuing entity nor the indenture trustee has a perfected security interest in the financed vehicles or any cash collections on the receivables at the time a bankruptcy proceeding begins.

Consolidation or Disregard of Sale Following a Bankruptcy of World Omni Financial Corp.	Any payments that are made by World Omni Financial Corp. to World Omni Auto Receivables LLC or the issuing entity may be recoverable as preferential transfers if made within one year before a World Omni Financial Corp. bankruptcy filing.

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Other Adverse Consequences of a World Omni Financial Corp. Bankruptcy.

The insolvency of World Omni Financial Corp. also could result in its replacement as servicer, which could temporarily interrupt payments on the notes. A bankruptcy case or an insolvency case under federal or state law against World Omni Financial Corp. also would be a servicer termination event under the sale and servicing agreement, which could result in the removal of World Omni Financial Corp. as servicer. Either type of case could delay payment to you on the notes. If payments previously made by World Omni Financial Corp. were to be recovered as preferential transfers, you could experience delays in payment or suffer a loss on your investment in the notes. See also “Some Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Authority Provisions.”

Termination of, or the failure to renew, the distributor agreement between Southeast Toyota Distributors, LLC, a wholly-owned subsidiary of JM Family Enterprises, Inc., and Toyota Motor Sales, U.S.A. could materially and adversely affect World Omni Financial Corp.’s business or financial condition, including its ability to meet its servicing and repurchase obligations, which could result in a servicer termination event and removal of World Omni Financial Corp. as servicer.

[Class B Notes [and the Class C Notes] Are Subject to Greater Risk Because of Subordination of that Class.]

[The Class B Notes bear greater risks than the Class A Notes [and the Class C Notes bear greater risks than the Class A Notes and the Class B Notes] because payments of interest on and principal of the Class B Notes are subordinated, to the extent described in “Description of the Notes—Payments of Interest,” “Description of the Notes—Payments of Principal” and “Description of the Trust Documents—Distributions” in this prospectus, to payments of interest on and principal of the Class A Notes[ and payments of interest on and principal of the Class C Notes are subordinated, to the extent described in “Description of the Notes—Payments of Interest,” “Description of the Notes—Payments of Principal” and “Description of the Trust Documents—Distributions” in this prospectus, to payments of interest on and principal of the Class A Notes and the Class B Notes.]

[Interest payments on the Class B Notes [and the Class C Notes] on each payment date will be subordinated to servicing fees due to the servicer, [payments to the asset representations reviewer, if any,] and interest and principal payments on the Class A Notes due on such payment date [and interest payments on the Class C Notes on each payment date will also be subordinated to interest and principal payments on the Class B Notes due on such payment date]. In addition, in the event the notes are declared to be due and payable after the occurrence of an event of default resulting from the failure to make a payment on the notes, no interest will be paid to the Class B Notes until all principal of and interest on the Class A Notes have been paid in full [and no interest will be paid to the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full].]

[Principal payments on the Class B Notes will be subordinated in priority to the Class A Notes, as described in “Description of the Notes—Payments of Principal” in this prospectus. No principal will be paid on the Class B Notes until all principal of the Class A Notes has been paid in full. In addition, principal payments on the Class B Notes will be subordinated to payments of interest on the Class A Notes and the Class B Notes. See “Description of the Notes—Payments of Principal” in this prospectus.] [Principal payments on the Class C Notes will be subordinated in priority to the Class A Notes and the Class B Notes, as described in “Description of the Notes—Payments of Principal” in this prospectus. No principal will be paid on the Class C Notes until all principal of the Class A Notes and the Class B Notes has been paid in full. In addition, principal payments on the Class C Notes will be subordinated to payments of interest on the notes. See “Description of the Notes—Payments of Principal” in this prospectus.]

[This subordination could result in reduced or delayed payments of principal of and interest on the Class B Notes and the Class C Notes.]

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[Holders of the Class B Notes [and the Class C Notes] May Suffer Losses Because They Have Limited Control Over Actions of the Issuing Entity and Conflicts Between Classes of Notes May Occur.]

[The Class A Notes will be the “controlling class” under the indenture while any Class A Notes are outstanding. Only after the Class A Notes have been paid in full will the Class B Notes be the controlling class[ and only after the Class A Notes and the Class B Notes have been paid in full will the Class C Notes be the controlling class.]

[The rights of the controlling class will include the following:

•      following an event of default, to direct the indenture trustee to exercise one or more of the remedies specified in the indenture relating to the property of the issuing entity, including a sale of the receivables;

•      following a servicer default, to waive the servicer default or to terminate the servicer;

•      to remove the indenture trustee and appoint a successor; and

•      to consent to certain other actions specified in the indenture.]

[In exercising any rights or remedies under the indenture, the controlling class may act solely in its own interests. Therefore, holders of Class B Notes [and Class C Notes] that are subordinated to the controlling class will not be able to participate in the determination of any proposed actions that are within the purview of the controlling class, and the controlling class could take actions that would adversely affect the holders of the Class B Notes [and the Class C Notes].]

Payment Priorities Increase Risk of Loss or Delay in Payment to Certain Notes.

Because the principal of each class of notes generally will be paid sequentially, (i) classes of Class A Notes that have higher numerical class designations will be outstanding longer than classes of Class A Notes that have lower numerical class designations, and, therefore, will be exposed to greater risk of losses on the receivables during the periods after Class A Notes with lower numerical designations have been receiving most or all amounts payable on such notes, and after a disproportionate amount of credit enhancement may have been applied and not replenished[,][and] (ii) Class B Notes will be outstanding longer than the Class A Notes, and, therefore, will be exposed to greater risk of losses on the receivables during periods after the Class A Notes have been receiving most or all amounts payable on such notes, and after a disproportionate amount of credit enhancement may have been applied and not replenished [and (iii) Class C Notes will be outstanding longer than the Class A Notes and the Class B Notes, and, therefore, will be exposed to greater risk of losses on the receivables during periods after the Class A Notes and the Class B Notes have been receiving most or all amounts payable on such notes, and after a disproportionate amount of credit enhancement may have been applied and not replenished].

Further, even if there is an event of default and subsequent acceleration of the notes, principal payments will be made first [on the Class A-1 Notes until they have been paid in full and then pro rata to the other Class A Notes until they have been paid in full]/[to each class of Class A Notes sequentially until each class has been paid in full], [and] then to the Class B Notes until they have been paid in full [, and then to the Class C Notes until they have been paid in full]. [As a result, the yields of the Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes[,][and] the Class B Notes [and the Class C Notes], as compared to the yield on the Class A-1 Notes, will be relatively more sensitive to losses on the receivables and the timing of such losses.] If the actual rate and amount of losses exceeds historical levels, and if the available overcollateralization and available amounts from the reserve account [and the negative carry account] are insufficient to cover the resulting shortfalls, the yield to maturity on your notes may be lower than anticipated, and you could suffer a loss.

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The Notes Are Not Suitable Investments for All Investors.	The notes may not be a suitable investment if you require a regular or predictable schedule of payments or payment on any specific date. The notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risk, the tax consequences of an investment, and the interaction of these factors.

Limited Assets of the Issuing Entity Could Result in Losses on the Notes.	The issuing entity will not have any significant assets or sources of funds to make payments on the notes other than the collections on the receivables[, amounts, if any, in the negative carry account up to the negative carry amount, net amounts received by the issuing entity under the interest rate [swaps][caps]] and the amounts available in the reserve account. You must rely upon payments on the receivables[, amounts, if any, in the negative carry account up to the negative carry amount, net amounts received by the issuing entity under the interest rate [swaps][caps]] and amounts available in the reserve account for repayment of your notes. Although (1) funds in the reserve account may be available on any payment date to cover shortfalls in distributions of interest and certain distributions of principal on the notes and (2) funds in the reserve account may be replenished with collections on the receivables remaining after making required interest payments and certain principal payments on the notes, the amounts available from the reserve account [and the negative carry account, if any,] are limited. If the amounts on deposit in the reserve account [and the negative carry account] become depleted, the issuing entity will depend solely on collections on the receivables [and net amount received by the issuing entity under the interest rate [swaps][caps]] to make payments on the notes. If the amounts on deposit in the reserve account [and the negative carry account] are insufficient to cover shortfalls in payments of interest and principal, you may suffer losses.

Proceeds of the Sale of Receivables May Not be Sufficient to Pay your Notes in Full; Failure to Pay Principal on your Notes will Not Constitute an Event of Default Until Maturity.	If so directed by the requisite noteholders, following an acceleration of the notes upon an event of default, the indenture trustee will sell the receivables held by the issuing entity. We cannot assure you, however, that the market value of those receivables will at any time be equal to or greater than the aggregate outstanding principal amount of the notes. Therefore, upon an event of default, there may not be sufficient funds available to repay you in full. In addition, the amount of principal required to be paid to you will be limited to amounts available in the collection account (and available amounts from the reserve account [and the negative carry account] [and net amount received by the issuing entity under the interest rate [swaps][caps]]). Therefore, the failure to pay principal of your notes where funds are not available for such payment will not result in the occurrence of an event of default until the final scheduled payment date for your notes.

Possible Prepayment on Receivables Will Cause Prepayments on Your Notes.

You may receive payment of principal on the notes earlier than you expected for the reasons set forth below. You may not be able to reinvest the principal paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on the notes. Prepayments on the receivables by the related obligors and purchases of the receivables by the depositor and the servicer will shorten the life of the notes to an extent that cannot be fully predicted. Any reinvestment risks resulting from a faster or slower incidence of prepayment of receivables will be borne entirely by you.

All of the receivables are prepayable at any time. The rate of prepayments on the receivables may be influenced by a variety of economic, social and other factors, including:

•      other events which have the same effect as prepayments in full of receivables, including liquidations due to default, as well as receipts of proceeds from insurance policies and repurchases of receivables;

•      repurchases of receivables by World Omni Financial Corp. as a result of breaches of representations and warranties, and/or breaches of particular covenants;

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•      the purchase by the servicer of the receivables when the aggregate principal balance thereof is 10% or less of the aggregate starting principal balance.

The rate of prepayments of receivables cannot be predicted and, therefore, no assurance can be given as to the level of prepayments that the issuing entity will experience.

Principal on each class of notes must be fully paid by the final scheduled payment date for that class of notes. However, because some prepayments of the receivables are likely and some receivables have terms to maturity that are shorter than the term to maturity assumed in calculating each class’ final scheduled payment date, the actual payment of any class of notes may occur earlier, and could occur significantly earlier, than that class’ final scheduled payment date. Nevertheless, we cannot assure you that the final distribution of principal of any or all classes of notes will be earlier than that class’ final scheduled payment date. Prepayments of principal shall be paid in the same order of priority as the scheduled payments provided for in this prospectus. You may not be able to reinvest any principal repaid to you earlier than you expected at a rate of return that is equal to or greater than your expected yield on your notes.

You May Experience Reduced Returns and Delays on your Notes Resulting From a Vehicle Recall.

The vehicles securing the receivables in the pool may be the subject of existing or future vehicle recalls. Obligors that own motor vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, payments on their receivables. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of those sales. If the default rate on the receivables increases and the price at which the related vehicles may be sold declines, you may experience losses with respect to your notes. If any of these events materially affect collections on the receivables, you may experience delays in payments or principal losses on your notes.

In addition, prepayments may be higher than expected if obligors sell their vehicles due to concerns arising from a recall, regardless of whether such vehicle was affected by the recall. As a result, you may receive payment of principal on the notes earlier than you expected. See “Risk Factors—[Possible Repayment as a Result of [Pre-Funding][Revolving] And/or] Prepayment on Receivables Will Cause Prepayments on Your Notes” in this prospectus and “Risk Factors—You may experience reduced returns on your notes resulting from prepayments” in this prospectus.

Receivables That Fail to Comply With Consumer Protection Laws May Be Unenforceable, Which May Result in Losses on Your Investment.	Federal and state consumer protection laws impose requirements on creditors in connection with extensions of credit and collections of retail installment contracts. These laws may also make an assignee of a retail installment contract, such as the issuing entity, liable to the obligor for any violation by the lender or the initial creditor. World Omni Financial Corp. will make representations and warranties that each receivable complies with all requirements of applicable law in all material respects. If any such representation or warranty proves incorrect, has certain material and adverse effects on the receivable, and is not timely cured, World Omni Financial Corp. will be required to repurchase any receivable that fails to comply with these legal requirements from the issuing entity. To the extent World Omni Financial Corp. fails to make such repurchase payment or the issuing entity suffers a loss as a result of a violation of consumer protection laws, you may suffer a loss on your investment in the notes. We refer you to “Some Legal Aspects of the Receivables—Consumer Protection Laws.”

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[Changes in Pool Characteristics From Those of the Initial Pool May Adversely Affect Collections on the Receivables and Payments On Your Notes.].

[This prospectus describes only the characteristics of the receivables in the initial pool as of the initial cutoff date. If there is a [funding period]/[revolving period], the final pool of receivables as of the end of the [funding period]/[revolving period] will contain receivables in addition to those included in the initial pool. As a result, the characteristics of the receivables in the final pool as of the end of the [funding period]/[revolving period] may differ from those of the initial pool as of the initial cutoff date.]

[Receivables originated or acquired by World Omni Financial Corp. after the initial cutoff date may be acquired based on acquisition criteria different from those that were applied to the receivables in the initial pool and may be of a different credit quality and seasoning, which could adversely affect the amount collected on the receivables. In addition, following the transfer of additional receivables to the issuing entity, the characteristics of the receivables, including the composition of the receivables, the distribution by annual percentage rate, and geographic distribution may vary from those of the receivables in the initial pool. We refer you to “The Receivables Pool” in this prospectus. Since the weighted average life of the notes will be influenced by the rate at which the principal balances of the receivables are paid, some of these variations will affect the weighted average life of the notes. We refer you to “Prepayment and Yield Considerations–Weighted Average Life of the Securities” in this prospectus.]

[Availability of Additional Receivables During the [Pre-Funding Period][Revolving Period] Could Shorten the Average Life of the Notes.]

[[During the revolving period, the issuing entity will not make payments of principal on the notes and, instead, the issuing entity will purchase additional receivables from the depositor.] [During the pre-funding period, the issuing entity will purchase subsequent receivables from the depositor.] The purchase of these additional receivables will lengthen the average life of the notes compared to a transaction without a [pre-funding period][revolving period]. However, [an unexpectedly high rate of collections on the receivables during the revolving period,] a significant decline in the number of receivables available for purchase or the inability of the depositor to acquire new receivables could affect the amount of additional receivables that the issuing entity is able to purchase. If the issuing entity is unable to reinvest the amounts available in the [pre-funding account][accumulation account] by the end of the [pre-funding period][revolving period], then the average life of the notes will shorten. You may not be able to reinvest the principal paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on the notes. Any reinvestment risks resulting from a faster or slower incidence of prepayment of receivables will be borne entirely by you.]

[Amounts allocable to principal payments on the notes that are not used to purchase additional receivables during the revolving period will be deposited into the accumulation account. Among other early amortization events, it will be an early amortization event if for consecutive payment dates, the amount in the accumulation account on any distribution date during the revolving period is less than the excess of the outstanding principal amount of the notes plus the overcollateralization target amount over the aggregate principal balance of the receivables as of the last day of the related collection period less the YSOC Amount as of the last day of the related collection period. See “Description of the Trust Documents—Revolving Period” in this prospectus. If an early amortization event happens, the revolving period will terminate and the amortization period will commence, shortening the average life of the notes.]

[Changes in Pool Characteristics From Those of the Statistical Pool May Adversely Affect Collections on the Receivables and Payments on Your Notes.]	[This prospectus describes only the characteristics of the receivables in the statistical pool as of the statistical cutoff date. The actual pool of receivables sold to the issuing entity on the closing date [may contain receivables in addition to or different from][will be selected from] the statistical pool. As a result, the characteristics of the receivables in the pool as of the cutoff date may differ from, but will not differ materially from, those of the statistical pool as of the statistical cutoff date. Each receivable must satisfy the eligibility criteria specified in the transaction documents. If you purchase a note, you must not assume that the statistical characteristics of the actual pool of receivables sold to the issuing entity on the closing date will be identical to the characteristics of the receivables in the statistical pool disclosed in this prospectus.]

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The Geographic Concentration and Performance of the Receivables May Increase the Risk of Loss on Your Investment.

Economic conditions in the states where obligors reside may affect delinquencies, losses and prepayments on the receivables. Economic conditions that may affect payments on the receivables include:

•      unemployment,

•      fuel prices,

•      declines in home values,

•      interest rates,

•      inflation rates,

•      consumer perceptions of the economy, and

•      effects of natural catastrophes.

Adverse economic conditions in a state where a large number of obligors are located could have a disproportionately significant effect on the delinquency, loss or repossession experience of the receivables. The consequences of a significant economic downturn, including rising unemployment and continued lack of availability of credit, may lead to increased delinquency and default rates by obligors, as well as decreased consumer demand for automobiles and declining market value of the vehicles securing the receivables, which could increase the amount of a loss if the receivable defaults. These negative conditions could also have an effect on the timing and amount of principal and interest payments on your notes and you may suffer a loss. As of the [initial][statistical] cutoff date, World Omni Financial Corp.’s records indicate that the billing addresses of the obligors of the receivables in the [initial] pool were concentrated in [the Five-State Area]. Economic conditions as a result of a recession in [the Five-State Area], including a decline in home values, may affect payments on the receivables from obligors residing in those states. The occurrence of hurricanes or geological disasters in those states may adversely affect receivables located in those states. In addition, we may be unable to accurately assess the effect of natural disasters, such as hurricanes and tornadoes, or geological disasters, such as oil spills or other similar events, on the economy or on the receivables in those states. [To be inserted if applicable — For any state or other geographic region where 10% or more of the pool assets are or will be located, description of any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows.] The effect of natural disasters, such as hurricanes and tornadoes, or geological disasters, such as oil spills or other similar events, on the performance of the receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity. Investors should consider the possible effects of delinquency, default and prepayment experience of the receivables because any adverse impact as a result of a future recession, hurricane, tornado or human-caused event or any similar event may be borne by the noteholders. We refer you to “The Receivables Pool—Distribution by Geographic Location of the Receivables in the [Initial][Statistical] Pool as of the [Initial][Statistical] Cutoff Date” in this prospectus.

You May Have Difficulty Selling your Notes and/or Obtaining your Desired Price Due to the Absence of, or Illiquidity in, a Secondary Market for Such Notes and Because of General Global Economic Conditions.

The notes will not be listed on any securities exchange. Therefore, in order to sell your notes, you will need to find a willing buyer. The underwriters may, but are not obligated to, provide a secondary market for the notes [(other than any notes that are initially retained by the depositor or one or more affiliates thereof on the closing date)]. We cannot assure you that a market will develop or, if one does develop, that it will provide you with liquidity of investment or continue for the life of your notes.

For several years after the 2008 financial crisis, major disruptions in the global financial markets caused a significant reduction in liquidity in the secondary market for asset-backed securities. While conditions in the financial markets and the secondary markets have improved, periods of illiquidity could occur again and affect the secondary market, thereby adversely affecting the market value of your notes and your ability to locate a willing purchaser. Furthermore, the global financial markets have recently experienced increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of several European countries and the possible breakup of the eurozone,

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and there can be no assurance that such events will not lead to disruption of the credit markets in the United States. If the sovereign credit rating of the United States or government guaranteed debt instruments are further downgraded, the ratings, the market price and the marketability of your notes could be adversely affected, as could the general economic conditions in the United States. Accordingly, you may not be able to sell your notes when you want to do so or you may be unable to obtain the price that you wish to receive for your notes and, as a result, you could suffer a loss on your investment.

In addition, the issuance and offering of the notes does not comply with the requirements of Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament of the Council of June 26, 2013, known as the Capital Requirements Regulation (“CRR”), which include risk retention requirements in respect of credit institutions and investment firms subject to regulation in a member state of the European Economic Area, and certain affiliates of such institutions, which invest in or otherwise assume exposure to the credit risk of securitization. Moreover, Section 5 of Chapter III of the regulation implementing the EU Alternative Investment Fund Managers Directive (“AIFMD”), which generally became effective on July 22, 2013, introduced risk retention requirements in respect of alternative investment fund managers (i) which are required to become authorized under that directive and (ii) which assume exposure to the credit risk of a securitization on behalf of one or more alternative investment funds. Lack of compliance with the CRR or the AIFMD may preclude certain investors regulated in the European Union from purchasing the notes. Accordingly, you may not be able to sell your notes when you want to do so or you may be unable to obtain the price that you wish to receive for your notes or you may suffer a loss on your investment.

The Return on Your Notes May be Reduced Due to Varying Economic Circumstances and/or an Economic Downturn.

A deterioration in economic conditions and certain economic factors could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables. Economic conditions could deteriorate in connection with an economic recession, rising oil prices, housing price declines, terrorist events, extreme weather conditions or other events. As a result of any deterioration of economic conditions, you may experience payment delays and losses on your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated.

In addition, a general economic downturn may adversely affect the performance of the receivables. During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase. High unemployment and a general reduction in the availability of credit may lead to increased delinquencies and defaults by obligors. Further, these periods may also be accompanied by decreased consumer demand for motor vehicles and declining values of motor vehicles securing outstanding motor vehicle loan contracts, which weakens collateral coverage and increases the amount of a loss in the event of default by an obligor. Significant increases in the inventory of used motor vehicles during periods of economic slowdown or recession may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of these sales.

No prediction or assurance can be made as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the receivables.

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Federal Financial Regulatory Legislation Could Have an Adverse Effect on World Omni Financial Corp., the Depositor and the Issuing Entity, Which Could Result in Losses or Delays in Payments on your Notes.

The Dodd-Frank Act took effect on July 22, 2010. The Dodd-Frank Act, among other things:

•      created the Consumer Financial Protection Bureau (“CFPB”), an agency responsible for administering and enforcing the laws and regulations for consumer financial products and services;

•      created a new framework for the regulation of over-the-counter derivatives activities;

•      strengthened the regulatory oversight of securities and capital markets activities by the Securities and Exchange Commission (the “SEC”); and

•      created a liquidation framework for the resolution of bank holding companies and other non-bank financial companies defined as “covered financial companies.”

The Dodd-Frank Act affects the offering, marketing and regulation of consumer financial products and services offered by financial institutions, which includes World Omni Financial Corp.

The CFPB has broad supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions. The CFPB recently issued a final rule defining which non-depository institutions would be considered larger participants in the market for automobile financing. Under the definitions included in the final rule, World Omni Financial Corp. will be considered a larger participant and therefore will become subject to the supervisory and examination authority of the CFPB. Two of the primary purposes of the CFPB are to ensure that consumers receive clear and accurate disclosures regarding financial products and to protect consumers from discrimination and unfair, deceptive and abusive acts or practices (“UDAAP”). CFPB regulation, inquiries and related enforcement actions, including the CFPB’s application of UDAAP principles and supervision of World Omni Financial Corp. by the CFPB, may increase World Omni Financial Corp.’s compliance costs, require changes in World Omni Financial Corp.’s business practices, affect World Omni Financial Corp.’s competitiveness, impair World Omni Financial Corp.’s profitability, harm World Omni Financial Corp.’s reputation or otherwise adversely affect World Omni Financial Corp.’s business.

The CFPB and the Federal Trade Commission (the “FTC”) are actively investigating the products, services and operations of credit providers, including banks and other finance companies engaged in auto finance activities. Many nonbank automobile finance companies, including World Omni Financial Corp., are subject to the CFPB’s examination and direct supervision. The CFPB has been reviewing the actions of indirect auto finance companies with regard to pricing and other activities and the CFPB has recently taken action against, and entered into settlements with, several such companies under applicable federal or state consumer protection laws. Additionally, there have been recent news reports indicating that the CFPB is investigating banks and finance companies over the sale and financing of extended warranties and other add-on products. Both the FTC and CFPB have announced various enforcement actions against lenders and finance companies over the last few years involving significant penalties, cease and desist orders and similar remedies that, if applicable to auto finance providers and the type of products, services and operations offered by World Omni Financial Corp., may require it to cease or alter certain business practices, which could have a material adverse effect on its financial condition and results of operations. If any of World Omni Financial Corp.’s practices were found to violate the Equal Credit Opportunity Act or other laws, World Omni Financial Corp. could be obligated to repurchase from the issuing entity any related receivables that fail to comply with law as described under “The Receivables Pool—Receivables Pools” in this prospectus. In addition, World Omni Financial Corp., the depositor or the issuing entity could also possibly be subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect the issuing entity.

The Dodd-Frank Act increases the regulation of the securitization markets. For example, it will require securitizers or originators to retain an economic interest in a portion of the credit risk for any asset that they securitize or originate. It also gives broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations

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and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC or CFPB may impose costs on, create operational constraints for, or place limits on pricing with respect to finance companies such as World Omni Financial Corp. or its affiliates. No assurance can be given that these new requirements imposed by the Dodd-Frank Act, or any subsequent implementing regulations, bulletins or other guidance, will not have a significant impact on the servicing of the receivables, on the regulation and supervision of World Omni Financial Corp., as an originator or servicer, the depositor, the issuing entity or their respective affiliates.

Additionally, no assurances can be given that the liquidation framework for the resolution of “covered financial companies” would not apply to World Omni Financial Corp. or its affiliates, including the depositor and the issuing entity. See “Some Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Authority Provisions—Potential Applicability to World Omni Financial Corp., the Depositor and the Issuing Entity” in this prospectus.

If the Federal Deposit Insurance Corporation (the “FDIC”) were appointed receiver of World Omni Financial Corp., the depositor or the issuing entity under the Orderly Liquidation Authority provisions (“OLA”) of the Dodd-Frank Act, the FDIC could repudiate contracts deemed burdensome to the estate, including secured debt. World Omni Financial Corp. has structured the transfers of the receivables to the depositor and the issuing entity as a valid and complete sale under applicable state law and under the Bankruptcy Code to mitigate the risk of the recharacterization of the sale as a security interest to secure debt of World Omni Financial Corp. Any attempt by the FDIC to recharacterize the transfer of the receivables as a security interest to secure debt that the FDIC then repudiates would cause delays in payments or losses on the notes. In addition, if the issuing entity were to become subject to OLA, the FDIC may repudiate the debt of the issuing entity and the related noteholders would have a secured claim in the receivership of the issuing entity. Also, if the issuing entity were subject to OLA, noteholders would not be permitted to accelerate the debt, exercise remedies against the collateral or replace the servicer without the FDIC’s consent for 90 days after the receiver is appointed. As a result of any of these events, delays in payments on the notes would occur and possible reductions in the amount of those payments could occur. See “Some Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Authority Provisions—FDIC’s Repudiation Power Under OLA” in this prospectus.

In addition, and also assuming that the FDIC were appointed receiver of World Omni Financial Corp., the depositor or the issuing entity under OLA, the FDIC could avoid transfers of receivables that are deemed “preferential.” Under one potential interpretation of OLA, the FDIC could avoid World Omni Financial Corp.’s transfer of receivables to the depositor perfected merely by the filing of a UCC financing statement. If the transfer were voided as a preference under OLA, noteholders would have only an unsecured claim in the receivership for the purchase price of the receivables. Although the FDIC has issued a final rule to the effect that the preference provisions of OLA should be interpreted in a manner consistent with those of the Bankruptcy Code, the application of the provisions remains uncertain. See “Some Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Authority Provisions—FDIC’s Avoidance Power Under OLA” in this prospectus.

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Existing Legislation and Future Regulatory Reforms Could Have an Adverse Effect on World Omni Financial Corp.’s Business and Operating Results.

Due to the current economic and political environment, World Omni Financial Corp. and other financial institutions face the prospect of increased regulation and regulatory scrutiny. The financial services industry is likely to see increased disclosure obligations, restrictions on pricing and enforcement proceedings through the Dodd-Frank Wall Street Reform and Consumer Protection Act and other similar legislation. Many of the new requirements may be the subject of implementing regulations which have yet to be released. There can be no assurance that the new requirements, or any subsequent implementing regulations, bulletins or other guidance, will not have an adverse impact on the servicing of the receivables, on World Omni Financial Corp.’s securitization programs or on the regulation and supervision of World Omni Financial Corp., the depositor or any issuing entity. The potential impact of such legislation and resulting regulations may include increased cost of operations due to greater regulatory oversight, supervision and examination and limitations on our ability to expand product and service offerings due to stricter consumer protection laws and regulations.

Compliance with applicable law is costly and can affect operating results. Compliance requires forms, processes, procedures, controls and the infrastructure to support these requirements. Compliance may create operational constraints and place limits on pricing. Laws in the financial services industry are designed primarily for the protection of consumers. The failure to comply could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses and damage to World Omni Financial Corp.’s reputation, brand and valued customer relationships.

Withdrawal or Downgrade of the Initial Ratings of the Notes Will, and the Issuance of Unsolicited Ratings on your Notes or any Adverse Changes to a Hired Rating Agency May, Affect the Prices for the Notes Upon Resale.

The depositor expects that the notes [(other than the Class [  ] Notes)] will receive ratings from [two] nationally recognized statistical rating organizations (“NRSROs”) hired by the sponsor to rate the notes. A note rating is not a recommendation by a rating agency that you buy, sell or hold notes. Similar ratings on different types of notes do not necessarily mean the same thing. You are encouraged to analyze the significance of each rating independently from any other rating. Any rating agency may change its rating of the notes after the notes are issued if that rating agency believes circumstances have changed. A rating downgrade may reduce the price that a subsequent purchaser will be willing to pay for the notes.

Ratings on the notes will be monitored by the rating agencies hired by the sponsor while the notes are outstanding. There is no assurance that a rating will remain for any given period of time, that a rating agency rating the notes will not lower or withdraw its rating if in its judgment circumstances in the future so warrants or that notice of a lowering, qualification or withdrawal will be provided to the noteholders.

Ratings initially assigned to the notes will be paid for by the sponsor. The sponsor is not aware that any other NRSRO, other than the NRSROs hired by the sponsor to rate the notes, has assigned ratings on the notes. SEC rules state that the payment of fees by the sponsor, the issuing entity or an underwriter to rating agencies to issue or maintain a credit rating on asset-backed securities is a conflict of interest for rating agencies. In the view of the SEC, this conflict is particularly acute because arrangers of asset-backed securities transactions provide repeat business to the rating agencies. Under SEC rules, information provided by the sponsor or the underwriters to a hired NRSRO for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each non-hired NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned to the notes even if such parties are aware of such unsolicited ratings. NRSROs, including the hired rating agencies, may have different methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes

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and/or limit your ability to resell your notes. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

Furthermore, Congress or the SEC may determine that any NRSRO that assigns ratings to the notes no longer qualifies as a nationally recognized statistical rating organization for purposes of the federal securities laws and that determination may also have an adverse effect on the market price of the notes.

Potential investors in the notes are urged to make their own evaluation of the creditworthiness of the obligors on the related receivables and the credit enhancement on the notes, and not to rely solely on the ratings on the notes.

The Failure to Pay Interest on the Subordinated Classes of Notes is Not an Event of Default.	The indenture provides that failure to pay interest when due on the outstanding subordinated class or classes of notes—for example, for so long as any of the Class A Notes are outstanding, the Class B Notes[ and, for so long as any of the Class A Notes and the Class B Notes are outstanding, the Class C Notes]—will not be an event of default under the indenture. Under these circumstances, the holders of the subordinated classes of notes which are not a controlling class will not have any right to declare an event of default, to cause the maturity of the notes to be accelerated or to direct or consent to any action under the indenture.

The Return on Your Notes Could be Reduced by Shortfalls Due to Military Action.

The effect of any current or future military action by or against the United States, as well as any future terrorist attacks, on the performance of the receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity. Investors should consider the possible effects on delinquency, default and prepayment experience of the receivables and the financed vehicles.

In some circumstances, the Servicemembers Civil Relief Act and similar state legislation may limit the interest payable on a receivable during an obligor’s active military duty. This legislation could adversely affect the ability of the servicer to collect full amounts of interest on these receivables as well as to foreclose on an affected receivable during the obligor’s period of active military duty. This legislation may thus cause delays and losses in payments to holders of the notes.

We refer you to “Some Legal Aspects of the Receivables—Consumer Protection Laws.”

Commingling By the Servicer May Result in Delays and Reductions in Payments on your Notes.	So long as World Omni Financial Corp. is servicer, if each condition to making monthly deposits as may be required by the servicing agreement (including the satisfaction of the notice requirement to the rating agencies and the absence of any servicer default) is satisfied, World Omni Financial Corp., as the servicer, may retain all collections on the receivables received from the related obligors and all proceeds relating to the receivables and the financed vehicles collected during a collection period until the business day preceding the related payment date. During this time, the servicer may invest such amounts at its own risk and for its own benefit and need not segregate such amounts from its own funds. On or before the day preceding a date on which payments are due to be made on a series of notes, the servicer must deposit into the related collection account, all payments on the receivables received from the obligors and all proceeds relating to the receivables and the financed vehicles collected during the related collection period.

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[The Depositor or One or More Affiliates Thereof May Initially Retain All or a Portion of One or More Classes of Notes on the Closing Date, Which May Reduce the Liquidity of Your Class [ ] Notes, as applicable, and Subsequent Sales of any Such Retained Notes May Adversely Affect Their Market Price and Your Voting Power.]	[The amount of each class of notes sold to investors as contemplated by this prospectus, if any, and the amount of such class of notes retained by the depositor or one or more affiliates thereof, if any, may not be known until the day of pricing. Therefore, investors should not expect further disclosure of this matter prior to their entering into commitments to purchase notes of any class. A significant reduction in liquidity in the secondary market for your Class [ ] Notes may result if the depositor or one or more affiliates thereof retain a large principal amount of such notes. In addition, if any retained notes are subsequently sold in the secondary market, the demand for and market price of notes already in the market could be adversely affected and the voting power of the noteholders of the outstanding notes may be diluted.]

[Risks Associated With Unknown Allocation Between Class [ ][-[ ]]a Notes and Class [ ][-[ ]]b Notes.]	[The allocation of the principal balance between any Class [ ][-[ ]]a Notes and any Class [ ][-[ ]]b Notes may not be determined until the day of pricing. Therefore, investors should not expect disclosure of this allocation prior to their entering into commitments to purchase these classes of notes.]

[The higher the initial principal balance of the floating rate Class [      ][-[      ]]b Notes, the greater the issuing entity’s exposure will be to increases in the floating rate payable on the Class [      ][-[      ]]b Notes. See “Risk Factors—The Issuing Entity May Issue Floating Rate Class [ ]-[      ]b Notes, but the Issuing Entity Will Not Enter into any Interest Rate Swaps and You May Suffer Losses on Your Notes if Interest Rates Rise” in this prospectus. Moreover, a reduction in liquidity in the secondary market for any Class [ ][-[      ]]a Notes or Class [      ][-[      ]]b Notes may result if the Class [      ][-[      ]]a Notes or Class [      ][-[      ]]b Notes, if any, have a small principal balance as compared to the Class [      ][-[      ]]b Notes or Class [      ][-[      ]]a Notes, respectively.]

[Failure by the [Swap][Cap] Counterparty, If Any, to Make Payments to the Issuing Entity and the Seniority of Payments Owed to the Swap Counterparty Could Reduce or Delay Payments on the Notes.]

[As described further in the “Description of the Trust Documents—Interest Rate [Swaps][Caps],” if the issuing entity issues any floating rate notes, it will enter into one or more interest rate [swaps][caps] because the receivables held by the issuing entity will bear interest at a fixed rate while [the Class [      ] Notes], if any, will bear interest at a floating rate based on One-Month LIBOR.

[During any period in which the amount based on the floating One-Month LIBOR-based rate payable by the swap counterparty is substantially greater than the amount based on the fixed rate payable by the issuing entity, the issuing entity will be more dependent on receiving payments from the swap counterparty in order to make payments on the notes. In addition, if the interest rate swaps are terminated, the swap counterparty may be obligated to make a termination payment to the issuing entity, which could be substantial.][During any period in which the amount of interest on any class or tranche of floating rate notes based on the floating One-Month LIBOR rise above the strike level on the interest rate cap, the issuing entity will be more dependent on receiving payments from the cap counterparty in order to make payments on the notes.] If the [swap][cap] counterparty fails to pay any amount due to the issuing entity, you may experience delays and/or reductions in the interest and principal payments on your notes. If the swap counterparty fails to make a termination payment owing to the issuing entity, the issuing entity may not be able to enter into replacement interest rate swaps and to the extent that the interest rate on [the Class [      ] Notes] exceeds the fixed rate that the issuing entity would have been required to pay the swap counterparty under the interest rate swaps, the amount available to pay principal of and interest on the notes will be reduced.

During any period in which the amount based on the floating rate payable by the swap counterparty is less than the amount based on the fixed rate payable by the issuing entity, the issuing entity will be obligated to make payments to the swap counterparty. In addition, if the interest rate swaps are terminated, the issuing entity may be obligated to make a termination payment to the swap counterparty, which could be substantial. The swap counterparty will have a claim on the assets of the issuing entity for the monthly swap payment amount due, if any, to the swap counterparty under the interest rate swaps. The swap counterparty’s claim other than with respect to termination payments may be higher than or equal in priority to payments on the notes. If there is a shortage of funds available on any payment date, you may experience delays and/or reductions in interest

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and principal payments on your notes.]

[The Issuing Entity May Issue Floating Rate Class [ ] Notes, but the Issuing Entity Will Not Enter into any Interest Rate Swaps and You May Suffer Losses on Your Series 20[ ]-[ ] Notes if Interest Rates Rise.]

[The receivables bear interest at a fixed rate while any floating rate Class [      ] Notes will bear interest at a floating rate based on one-month LIBOR plus the applicable spread. The issuing entity will not enter into any interest rate swaps or other derivative transactions in connection with the issuance of any floating rate Class [      ] Notes.

If the floating rate payable by the issuing entity in respect of any Class [      ] Notes is substantially greater than the fixed rate received on the receivables or the “required rate” approved by the rating agencies on the pool of receivables, the issuing entity may not have sufficient funds to make payments on the notes, including the Class [      ] Notes. If the issuing entity does not have sufficient funds to make required payments on the notes, you may experience delays or reductions in the interest and principal payments on your notes.

If one-month LIBOR rises or other conditions change materially after the issuance of the notes, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on any Class [      ] Notes out of its generally available funds—not solely from funds that are dedicated to any Class [      ] Notes. Therefore, an increase in one-month LIBOR would reduce the amounts available for distribution to holders of all notes, not just the holders of any Class [      ] Notes.]

[The Outcome of LIBOR Manipulation Claims May Have An Adverse Impact On Your Class [ ] Notes.]

[The interest rates to be borne by the Class [      ] Notes are based on a spread over one-month LIBOR. The London Interbank Offered Rate, or LIBOR, serves as a global benchmark for home mortgages, student loans and what various issuers pay to borrow money.

On September 28, 2012, Britain’s Financial Services Authority recommended that the British Bankers' Association be removed from its rate-setting responsibility and proposed additional reforms in connection with the determination of LIBOR. In July 2013, a subsidiary of the parent company of the New York Stock Exchange was appointed to take over the administration of LIBOR in 2014. Following the acquisition of the parent company of the New York Stock Exchange, the appointment of the subsidiary, renamed ICE Benchmark Administration Limited, became effective and such entity assumed the administration of LIBOR. No assurance can be provided that the rate-setting process for LIBOR will not be affected by similar conduct in the future, or that the investigations into the rate-setting process will not result in changes in the process used to determine LIBOR, each of which could adversely affect the interest rate on the Class A-2b Notes or could result in a disruption in the rate-setting process. In addition, no assurance can be provided that LIBOR accurately represents the offered rate applicable to loans in U.S. dollars for a one-month period between leading European banks or that LIBOR’s prominence as a benchmark interest rate will be preserved. No prediction can be made as to future levels of the one-month LIBOR index or as to the timing of any changes thereto, each of which will directly affect the yield of the Class A-2b Notes.]

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Because the Notes are in Book-Entry Form, your Rights Can Only Be Exercised Indirectly.

Because the notes will be issued in book-entry form, you will be required to hold your interest in your notes through The Depository Trust Company in the United States, or Clearstream Banking, société anonyme, or the Euroclear System in Europe. Transfers of interests in the notes within The Depository Trust Company, Clearstream or Euroclear must be made in accordance with the usual rules and operating procedures of those systems. So long as the notes are in book-entry form, you will not be entitled to receive a physical note representing your interest. The notes will remain in book-entry form except in the limited circumstances described under the caption “Registration of the Notes—Book-Entry Registration.”

Unless and until the notes cease to be held in book-entry form, the indenture trustee will not recognize you as a “noteholder.” As a result, you will only be able to exercise the rights of securityholders indirectly through The Depository Trust Company (if in the United States) and its participating organizations, or Clearstream and Euroclear (in Europe) and their participating organizations. Holding the notes in book-entry form could also limit your ability to pledge your notes to persons or entities that do not participate in The Depository Trust Company, Clearstream or Euroclear and to take other actions that require a physical note representing the notes. Interest and principal on the notes will be paid by the issuing entity to The Depository Trust Company as the record holder of the notes while they are held in book-entry form. The Depository Trust Company will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process may delay your receipt of principal and interest payments from the issuing entity.

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World Omni Financial Corp.

World Omni Financial Corp. is a Florida corporation and a wholly-owned subsidiary of JM Family Enterprises, Inc., a Delaware corporation (“JMFE”). JMFE, through its subsidiaries, provides a full range of automotive-related distribution and financial services to Toyota and Scion dealerships in the Five-State Area. Financial services are also provided to other dealerships throughout the United States.

World Omni Financial Corp. provides retail installment sale contract and lease contract financing to retail customers of Toyota and Scion automotive dealers within the Five-State Area. World Omni Financial Corp. services automobile-related receivables for its own account and the account of third parties. World Omni Financial Corp. also provides wholesale floorplan financing and capital and mortgage loans to some dealers of Southeast Toyota Distributors, LLC, a Delaware limited liability company and a World Omni Financial Corp. affiliate, as well as to a limited number of other automotive dealers.

Southeast Toyota Distributors, LLC, which is a wholly-owned subsidiary of JMFE, is the exclusive distributor of Toyota and Scion cars and light-duty trucks, parts and accessories in the Five-State Area. Southeast Toyota Distributors, LLC distributes Toyota and Scion vehicles pursuant to a distributor agreement, which first was entered into in 1968 and has been renewed through October 2019, with Toyota Motor Sales, U.S.A., Inc., a California corporation. World Omni Financial Corp. has provided financial services to Toyota and Scion dealers in the Five-State Area since 1982, operating under the “Southeast Toyota Finance” name since 1996.

As of [      ], 20[      ], [      ], 20[      ], [      ], 20[ ], [      ], 20[      ] and [      ], 20[      ] , World Omni Financial Corp. and its affiliates’ originated portfolio had [      ], [      ], [      ], [      ], and [      ] retail installment sale contracts outstanding, respectively. The aggregate outstanding principal balances of retail installment sale contracts at the above dates, including retail installment sale contracts that were sold but are still being serviced by World Omni Financial Corp., were approximately $[      ] billion, $[      ] billion, $[      ] billion, $[      ] billion, $[      ] billion and $[ ] billion, respectively. World Omni Financial Corp. services retail installment contracts for its own account and also services retail installment contracts, loans and other automobile-related receivables for the account of third parties.

In addition to its role as servicer, World Omni Financial Corp. is the sponsor of, and has participated in the structuring of, the securitization transactions contemplated by this prospectus. World Omni Financial Corp. is responsible for originating or acquiring the receivables included in the transaction described in this prospectus and World Omni Financial Corp. is responsible for servicing those receivables as described below. World Omni Financial Corp. has been engaged in the securitization of assets since 1986. World Omni Financial Corp.’s first public securitization transaction in 1992 involved approximately $248 million of receivables and World Omni Financial Corp.’s most recently completed retail public securitization transaction in 20[      ] involved approximately $[      ] of retail installment sale contract receivables. From 1992 through [      ] 20[      ], World Omni Financial Corp. securitized an aggregate of approximately $[      ] billion of retail installment contract receivables in public securitization transactions. World Omni Financial Corp. has also sponsored more than [      ] term securitizations of leases and dealer floorplan receivables. World Omni Financial Corp.’s experience in and overall procedures for originating and underwriting receivables are described further under “World Omni Financial Corp.’s Automobile Financing Business” and “Description of the Trust Documents—The Servicer.” No securitization sponsored by World Omni Financial Corp. has defaulted or experienced an early amortization triggering event.

[To be added for offerings after December 24, 2016: The depositor, a wholly-owned subsidiary of World Omni Financial Corp., will initially retain [the Class [      ] Notes and][[      ]% of each class of notes and][a single vertical security and] the certificates of the trust [and will deposit $[      ] into an eligible horizontal cash reserve account meeting the requirements of Regulation RR (the “risk retention reserve account”)]. The certificates represent the ownership interest in the trust and the right to all funds not needed to make required payments on the notes, pay fees and expenses of the trust or make deposits in the reserve account. [The depositor’s retention of [      ]% of each class of notes represents a vertical interest in the securitization transaction.] The certificates are subordinated to the notes and represent the first-loss interest in the securitization transaction. The depositor’s retained interests will not be hedged by World Omni Financial Corp., the depositor or any of their affiliates. For more information of about the required retention of credit risk in the transaction by the sponsor, you should read “Credit Risk Retention.”]

The principal executive offices of World Omni Financial Corp. are located at 190 Jim Moran Blvd., Deerfield Beach, Florida 33442 and its telephone number is (954) 429-2200.

[Provide information regarding the sponsor’s financial condition to the extent required by Item 1104(f) or 1110(c) of Regulation AB].

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World Omni Financial Corp.’S Automobile Finance Business

World Omni Financial Corp. purchases retail installment sale contracts in the Five-State Area from dealers pursuant to existing dealer agreements in the ordinary course of business. We refer you to “World Omni Financial Corp.” in this prospectus. The contracts purchased by World Omni Financial Corp. are entered into by participating dealers in accordance with World Omni Financial Corp.’s requirements and are purchased in accordance with World Omni Financial Corp.’s underwriting standards, which emphasize factors including the prospective purchaser’s ability to make timely payments and creditworthiness. Additionally, to a limited extent, in the Five-State Area and in other states in which World Omni Financial Corp. conducts business, World Omni Financial Corp. originates retail installment sales finance contracts directly with customers in connection with financing the purchase of vehicles off lease.

World Omni Financial Corp. primarily purchases retail installment sale contracts from a network of participating dealers pursuant to written agreements with World Omni Financial Corp. Each dealer offers automobile and light-duty truck retail installment financing to prospective purchasers. If the dealer desires to offer the resulting retail installment sale contract to World Omni Financial Corp., then such financing must be made pursuant to World Omni Financial Corp.’s approved terms and a World Omni Financial Corp. supplied or approved form of retail motor vehicle installment sale contract and disclosure statement. Each dealer is responsible for obtaining information about a prospective purchaser and for forwarding the information for evaluation to World Omni Financial Corp. All submitted information with respect to each application, along with credit bureau information obtained by World Omni Financial Corp., is reviewed, evaluated and “scored” by World Omni Financial Corp. as described under “—Underwriting” below. To the extent the credit evaluation results in an automatic approval or declination, such results are communicated directly back to the dealer. Otherwise, the results of this computer-based evaluation are referred to an analyst for final review and credit evaluation. The analyst then advises the dealer if the applicant is acceptable to World Omni Financial Corp. If a prospective buyer is accepted, automatically or following the evaluation by an analyst, the dealer will prepare all necessary paperwork to sell the vehicle to the customer, including entering into a retail installment sale contract with its customer. The dealer thereafter sells the contract to World Omni Financial Corp. World Omni Financial Corp. then verifies that all documents supplied by a dealer with respect to a retail installment sale contract conform with World Omni Financial Corp.’s requirements. World Omni Financial Corp. also makes efforts to confirm that the dealer has made on a timely basis all filings with state agencies that are necessary to ensure that World Omni Financial Corp. is listed as the lienholder on the title to the applicable vehicle. For further information regarding the underwriting of retail installment sale contracts, see ”—Underwriting” below.

Service centers located in Mobile, Alabama and Earth City, Missouri service World Omni Financial Corp.’s retail installment sale contracts following origination. Each of these centers is a multi-service facility handling one or more of the following: collection activities (early stage, late stage, skip tracing, recovery and deficiency balances and bankruptcy), remarketing, administrative services, dealer services, operational accounting and customer and dealer inquiries.

Underwriting

The World Omni Financial Corp. underwriting standards are intended to evaluate a prospective buyer’s credit standing and repayment ability. Generally, the dealer requests a prospective buyer to complete a credit application on a form prepared or approved by World Omni Financial Corp. As part of the description of the applicant’s financial condition, the applicant is required to provide current information including:

•	employment history;
•	residential status; and
•	annual income.

Upon receipt of a credit application, either electronically through an online source such as DealerTrack or RouteOne or via facsimile, World Omni Financial Corp. transfers all application data into a centralized computer network owned and operated by a third party vendor. The origination system obtains an independent credit bureau report and the computer network automatically relays the application and credit bureau data to decision software which has been customized to perform credit evaluations for World Omni Financial Corp. The decision software uses a number of factors in performing the credit evaluation, such as the amount of the monthly payment, the amount financed, the term of the loan, the applicant’s monthly income, the amount of monthly rent or mortgage payments and debt ratios, and credit bureau attributes, such as number of trade lines, utilization ratio and number of credit inquiries. As part of this process, the decision software calculates a credit score that is used in addition to credit rules to determine a recommended credit decision. This information enables World Omni Financial Corp. to review an application and establish the likelihood that the proposed retail installment sale contract will be paid in accordance with its terms. In general, to the extent the decision software’s credit evaluation results in an automatic approval or automatic rejection, such results are communicated directly back to the dealer. Otherwise, the results of this computer-based evaluation are referred to an analyst for final review and credit evaluation.

If credit bureau data is not available on a consumer applicant or if the applicant is a business then the software cannot electronically evaluate the application. In other cases, an application is not automatically rejected but does not meet the criteria for automatic approval, either because of incomplete or inconsistent information or because one or more credit-related terms is not within prescribed automatic approval levels. A credit application rejected by the decision software may also be resubmitted. In such cases, a World Omni Financial Corp. associate evaluates the application based on the company’s underwriting guidelines. The associate

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considers the same information included in the decision software and weighs other factors, such as the prospective obligor’s prior experience with World Omni Financial Corp. Based on the associate’s assessment of the strengths and weaknesses of each application, the associate will then either approve the application, reject the application or forward the application for review by a World Omni Financial Corp. associate with higher approval authority.

Failure to be automatically approved through the decision software does not mean that an application does not meet World Omni Financial Corp.’s underwriting guidelines. As all of World Omni Financial Corp.’s credit decisions are based on objective factors, World Omni Financial Corp. does not consider any approved applications to constitute exceptions to its underwriting standards, unless an application was approved in violation of those standards. Any application determined by World Omni Financial Corp. to have been inappropriately approved is ineligible for inclusion in a pool of receivables.

World Omni Financial Corp. reports in detail on all aspects of the numerical scoring models to track the performance of its retail automobile and light-duty truck retail installment sales contract portfolio. This enables World Omni Financial Corp. to modify the scoring models according to statistical indications to continually assure statistical validity. In limited circumstances, World Omni Financial Corp. may pre-approve potential and existing customers with established automobile credit histories for new installment sales contracts without the use of a custom scorecard. World Omni Financial Corp. may also automatically approve or deny applicants based on a credit bureau score, custom score, auto credit history, and other credit criteria. World Omni Financial Corp. may also provide interest rate benefits to applicants based upon the applicants’ automobile credit payment history. Applicants not automatically decisioned will be reviewed by a credit specialist and may be subsequently approved.

To a limited extent, in the Five-State Area and in other states in which World Omni Financial Corp. conducts business, World Omni Financial Corp. purchases retail installment contracts, and in some cases originates retail installment contracts directly with customers under a lease termination program that provides obligors who lease vehicles through World Omni Financial Corp., and in certain cases assignees of those obligors, the option of financing the purchase of the leased vehicle on or prior to lease expiration. This “lease-to-retail” loan origination process relies, in large part, on the applicant’s past payment history and, in some cases, credit bureau score. All lease-to-retail applicants are required to go through the credit approval process, which is the same in all material respects as the one used in connection with the evaluation of applications submitted from dealers, although more weight may be given to the applicant’s payment history than credit bureau score, and the potential loss exposure, if any, with respect to the leased vehicle is considered.

Except as described above, World Omni Financial Corp. has not had any recurring categories or types of exceptions to its underwriting standards.

Risk Based Pricing

World Omni Financial Corp. uses risk based pricing. This includes a tier-based system where pricing tiers, and, ultimately, interest rate, for a certain range of credit bureau scores are determined by the credit bureau scores of the applicant(s). For the remaining range of credit bureau scores, the pricing tiers, and, ultimately, the interest rate, are determined by a custom consumer credit score calculated during the loan application process. The ultimate interest rate offered to an applicant can be altered based on the requested loan to value ratio as well as other relevant factors.

Servicing

World Omni Financial Corp. makes collection efforts in its capacity as servicer with respect to delinquent accounts. World Omni Financial Corp. considers a retail installment sale contract to be delinquent for servicing and collection purposes when $40 or more of a scheduled payment on a cumulative basis (after giving effect to any past due payments) is not paid by the obligor by the related due date. Any portion of a scheduled payment not paid on the related due date automatically continues to be due with the next scheduled payment.

Generally, delinquent accounts are assigned to a risk group that determines the collection calling and letter strategies and timelines applicable to those accounts. Risk groups are developed to establish when the first call will be made or the first letter will be sent to that obligor. For accounts designated as representing an extremely high risk, automated reminder calls or text messages may be made or sent prior to the due date and active follow-up calling may also commence prior to the due date.

Accounts are also segregated into specialized call work lists based on legal requirements applicable to the accounts. These specialized work lists generally include active bankruptcies, litigations, confiscations, and accounts protected by the Servicemembers Civil Relief Act. Specialized manual account calling may be initiated at later stages of delinquency status.

Calls to obligors are placed by World Omni Financial Corp., or by independent contractors retained by World Omni Financial Corp. to handle early stage collections. All repossession assignments are handled by independent contractors that are engaged in the business of repossessing vehicles in localities across the United States. Accounts may also be considered for a process in which the collector may attempt to avoid a loss by repossession by offering an extension or short term payment program to the obligor. Independent repossession contractors utilized by World Omni Financial Corp. are required to maintain all state required licenses, bonds, and insurance coverage. Generally, repossessed vehicles are disposed of by auction. Upon repossession and disposition of the financed vehicle, any remaining deficiency may be pursued by World Omni Financial Corp. or, in cases in which the deficiency

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remains uncollected, may be assigned to an independent collection service provider retained by World Omni Financial Corp. Deficiency balances may be pursued to the extent the obligor is deemed to have sufficient assets and there is reasonable expectation of repayment or is currently employed for garnishment purposes, where permitted by state law. We refer you to “Some Legal Aspects of the Receivables—Deficiency Judgments and Excess Proceeds.”

World Omni Financial Corp. follows detailed procedures with respect to rescheduling of delinquent accounts and extensions of contracts. Generally a rescheduling or an extension requires the demonstration of financial difficulties, an ability to repay and approval in accordance with pre-determined approval guidelines. The legal documents for the securities will permit the servicer to reschedule or extend a receivable, or grant a rebate or other adjustment, only in accordance with the customary procedures of the servicer and otherwise in accordance with these agreements. We refer you to “Description of the Trust Documents—Servicing Procedures.”

World Omni Financial Corp. from time to time may implement a payment extension program whereby (i) obligors meeting the eligibility criteria specified below may be permitted, at the option of the related obligor, to defer one or more month’s payment of principal during the December/January (and on occasion into February) holiday period or during the July/August summer period or (ii) obligors may be permitted, at the option of the related obligor, to defer one or more month’s payment of principal during a period where the area in which the obligor resides is the subject of disaster recovery efforts. In connection with the payment extension program, the obligor typically must pay a fee amount calculated generally at the annual percentage rate of the related retail installment sale contract for the month in which the contract is extended, plus any fees that may be permitted under applicable state law. As a result, the obligor would pay the equivalent of an additional interest payment in exchange for receiving a non-credit related extension, plus any applicable fees that may be permitted under applicable state law.

The criteria for making an extension pursuant to the payment extension program during the holiday period or summer period referred to above generally include the following:

•	the obligor is not currently 20 days or more delinquent and never has been more than 60 days past due;
•	the obligor has made six or more scheduled monthly payments and has more than six remaining scheduled monthly payments;
•	fewer than ten percent in number of the obligor’s payments have been greater than 30 days past due;
•	the obligor cannot have extended the contract during the previous 180 days; and
•	the obligor must not currently be in bankruptcy or litigation status.

The servicing agreement will provide that no receivable can be extended more than [six] times during the life of the receivable, excluding payment extension programs, or extended beyond the month immediately preceding the month in which the final scheduled payment date occurs, and that all related extension fees must be deposited into the collection account within two business days of receipt (including receipt of proper instructions regarding where to allocate such payment) by the servicer. Upon the discovery of a breach of such obligation, unless the breach shall have been cured by the last day of the second Collection Period following discovery or notice of such breach (or, at the Servicer’s election, the last day of the first following Collection Period), the Servicer shall purchase any Receivable materially and adversely affected by such breach as of such last day. In consideration of the purchase of any such Receivable, the Servicer shall remit the Purchase Amount. For modifications or waivers that do not result in a purchase of the receivable, World Omni Financial Corp. does not expect that these changes or waivers will materially affect the cash flows on the receivables.

Insurance

World Omni Financial Corp. requires each obligor under a receivable to obtain comprehensive and collision insurance with respect to the related financed vehicle and requires the selling dealer to verify the existence of the insurance (whether by obtaining a copy of a current insurance card or otherwise) before it will purchase the contract from the dealer. Following the purchase, World Omni Financial Corp. performs no ongoing verification of insurance coverage.

World Omni Financial Corp. does not require obligors to maintain credit disability, credit life or credit health or other similar insurance coverage which provides for payments to be made on the automobile and light-duty truck retail installment sale contracts that it purchases or originates on behalf of the obligors in the event of disability or death. To the extent that any of these insurance coverages is obtained on behalf of an obligor, payments received in respect of coverage may, if permitted by applicable law, be applied to payments on the related receivable to the extent the obligor’s beneficiary chooses to do so. If the obligor finances the purchase of such insurance coverage under the related retail installment sale contract, payments received in respect of such coverage will be remitted to the servicer and applied to payments on the related receivable.

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Customer Service

In the normal course of business, World Omni Financial Corp. responds to requests for information from both dealers and obligors. Incoming calls are processed through a Voice Response Unit (VRU), which provides automated assistance for routine inquiries and services such as payoff quotes, mailing addresses, electronic pay-by-phone, and last payment information. Customer service representatives are also available during standard business hours to provide assistance to those dealers and obligors that are unable to resolve their issues through the VRU. World Omni Financial Corp. also provides a customer website providing customers with the ability to self-service accounts including making payments, obtaining extensions based on compliance with automated guidelines, reviewing payment histories, obtaining monthly statements and requesting account reviews, and a separate application that permits obligors to make payments using smartphones.

The Depositor

World Omni Auto Receivables LLC was formed as a Delaware limited liability company on April 13, 1999. World Omni Financial Corp. holds all of the outstanding membership interests of the depositor. The principal executive offices of the depositor are located at 190 Jim Moran Blvd., Deerfield Beach, Florida 33442, and its telephone number is (954) 429-2200. The managing member of the depositor is located at 190 Jim Moran Blvd., Deerfield Beach, Florida 33442.

The depositor was organized solely for the purpose of acquiring receivables and associated rights, issuing securities and engaging in related transactions. The depositor’s limited liability company agreement limits the activities of the depositor to the foregoing purposes and to any activities incidental to and necessary for these purposes.

In connection with the offering of the notes, the chief executive officer of the depositor will make the certifications required under the Securities Act about this prospectus, the disclosures made about the characteristics of the receivables and the structure of this securitization transaction, the risks of owning the notes and whether the securitization transaction will produce sufficient cash flows to make interest and principal payments on the notes when due. This certification will be filed by the depositor with the SEC at the time of filing of this prospectus. The certification should not be considered to reduce or eliminate the risks of investing in the notes.

[To be included in each prospectus: The depositor has met the registration requirements of General Instruction I.A.1 of Form SF-3 by filing no later than the date of the filing of the final prospectus, and determining that each of its affiliated depositors and issuing entities have filed within the prior 90 days:

•	the certification of the chief executive officer of the depositor described above; and

•	the transaction documents containing the provisions described in “Description of the Trust Documents—Asset Representations Review,” “—Dispute Resolution for Repurchase Requests” and “—Noteholder Communications.”]

The Issuing Entity

The issuing entity is a statutory trust formed under the laws of the State of Delaware pursuant to a trust agreement between World Omni Auto Receivables LLC, a Delaware limited liability company, and the owner trustee. Before the sale and assignment of the trust assets to the issuing entity, the issuing entity will have no assets, obligations or operating history. The issuing entity will not engage in any business other than:

•	acquiring, holding and managing the receivables, the other trust assets and any proceeds from the receivables and other trust assets;

•	issuing and making payments on the notes and certificates;

•	assigning and pledging the property of the issuing entity to the indenture trustee;

•	[entering into the Interest Rate [Swaps][Caps] and paying the Monthly Swap Payment Amounts and Swap Termination Payment Amounts pursuant to the Interest Rate Swaps, if any;] and

•	performing its obligations under the transaction documents and engaging in other activities to accomplish the above.

Please see “Description of the Notes—Indenture—Material Covenants” and “Description of the Trust Documents” in this prospectus for further description of the issuing entity and its activities.

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The requirements that apply to an amendment of the trust agreement are described in “Description of the Trust Documents—Amendments.” The issuing entity’s initial equity capitalization is expected to be approximately $[      ], which is the aggregate starting principal balance of the [initial] receivables (which includes the YSOC Amount, as of the [initial] cutoff date [plus the pre-funding account initial deposit, if any,]), less the aggregate original principal amount of the notes as of the closing date, plus the amounts on deposit in the reserve account [and the negative carry account, if any]. The certificates, evidencing an undivided beneficial interest in the issuing entity that is subordinate to the interest of the holders of the notes, will be issued to and initially retained by the depositor. The certificates represent the equity or residual interest in the issuing entity and are not being offered by this prospectus.

Capitalization of the Issuing Entity

The following table illustrates the expected assets of the issuing entity as of the closing date:

Aggregate Starting Principal Balance of the Receivables	$	[ ]
Reserve Account	$	[ ]
[Pre-Funding Account]	$	[ ]
[Negative Carry Account]	$	[ ]

The following table illustrates the expected liabilities of the issuing entity as of the closing date[(1)]:

Class A-1 Notes	$	[ ]
Class A-2 Notes		[ ]
Class A-3 Notes		[ ]
Class A-4 Notes		[ ]
Class B Notes		[ ]
[Class C Notes		[ ]]
Total	$	[ ]

[(1) [The Class [      ] Notes are not being offered under this prospectus and will initially be retained by the depositor.][All or a portion of one or more classes of notes may initially be retained by the depositor or one or more affiliates thereof on the closing date]. [On or after the closing date, the depositor or any such affiliate may sell any such retained notes.] [As described in “Credit Risk Retention” in this prospectus, the depositor will retain [[      ]% of the outstanding principal amount of each class of notes][a single vertical security] in satisfaction of the risk retention requirements.]]

No expenses will be incurred in connection with the selection and acquisition of the receivables from the offering proceeds.

The issuing entity’s fiscal year ends on December 31.

The Owner Trustee

[      ], a [      ], will act as owner trustee under the trust agreement.

[To be inserted by Owner Trustee: disclosure about the Owner Trustee as required by Items 1109, 1117 and 1119 of Regulation AB.]

The owner trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the owner trustee described in the trust documents.

The Indenture Trustee

[      ], a [      ], will act as the indenture trustee under the indenture for the benefit of the noteholders.

[To be inserted by Indenture Trustee: disclosure about the Indenture Trustee as required by Items 1109, 1117 and 1119 of Regulation AB.]

The indenture trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the indenture trustee described in the trust documents.

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The Trust Property

The primary assets of the issuing entity will include the following:

•	a pool of receivables consisting of retail installment sale contracts secured by new and used automobiles and light-duty trucks;

•	monies received under the receivables after the [applicable] cutoff date;

•	amounts that from time to time may be held in one or more trust accounts, including the reserve account, [the negative carry account, the pre-funding account,] [the accumulation account,] the note distribution account and the collection account, each established and maintained on behalf of the issuing entity by a trustee;

•	the rights of the depositor under the purchase agreement pursuant to which the depositor purchases the receivables from World Omni Financial Corp. and all of the rights of the issuing entity under the sale and servicing agreement pursuant to which the depositor sold the receivables to the issuing entity and the servicer services the receivables on behalf of the trust;

•	security interests in the financed vehicles;

•	the rights of the depositor to receive any proceeds with respect to the receivables from claims on certain insurance policies covering the financed vehicles or the obligors;

•	any credit enhancement [including any net amounts received by the issuing entity under the Interest Rate [Swaps][Caps]]; and

•	any and all proceeds of the foregoing.

The underwriting criteria applicable to the receivables included in any issuing entity are described under “World Omni Financial Corp.’s Automobile Finance Business—Underwriting.”

ASSET REPRESENTATIONS REVIEWER

[      ], a [      ], will act as the “asset representations reviewer” under the asset representations review agreement.

[Insert description of asset representations reviewer, including prior experience as asset representations reviewer for ABS transactions involving similar assets as required by Item 1109(b)(2) of Regulation AB].

The asset representations reviewer is not affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates and none of the asset representation reviewer’s affiliates has been hired by the sponsor or the underwriters to perform pre-closing due diligence work on the receivables. For so long as the notes remain outstanding, the asset representations reviewer must satisfy these eligibility criteria. The asset representations reviewer is not responsible for (a) reviewing the receivables for compliance with the representations under the transaction documents, except in connection with a review under the asset representations review agreement or (b) determining whether noncompliance with any representation is a breach of the transaction documents or if any receivable is required to be repurchased.

The asset representations reviewer’s main obligations will be:

•	reviewing each Review Receivable following receipt of a review notice from the indenture trustee, and

•	providing a report on the results of the review to the trust, the servicer and the indenture trustee.

For a description of the review to be performed by the asset representations reviewer, you should read “Description of the Trust Documents — Asset Representations Review.”

[To the extent any fees, expenses and indemnification amounts of the asset representations reviewer are not paid by the servicer, any such unpaid amounts will be paid by the trust on each payment date from Available Funds up to the limit of $[      ] per year. The trust will pay any of these amounts in excess of the limit only after paying in full on that payment date all other fees and expenses of the trust and all required interest and principal payments on the notes and after any required deposits in the reserve account have been made. Following an event of default, however, these fees, expenses and indemnities will be paid prior to required interest and principal payments on the notes. See “Description of the Trust Documents—Distributions.”]

[Insert description of limitations on asset representations reviewer’s liability, indemnification provisions that entitle indemnification from trust cash flows and provisions regarding the asset representation reviewer’s removal, replacement or resignation as required by Item 1109(b)(5), (6) and (7) of Regulation AB].

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The Receivables Pool

The primary assets of the issuing entity will include a pool of fixed rate retail installment sale contracts used to finance new and used automobiles and light-duty trucks, which we refer to as the pool of receivables. The receivables consist of Simple Interest Receivables. Simple Interest Receivables provide for the amortization of the amount financed under the receivable over a series of fixed level monthly payments. Each monthly payment consists of an installment of interest, which is calculated on the basis of the principal balance of the receivable multiplied by the stated annual percentage rate or base rate, as applicable, and further multiplied by the period elapsed (as a fraction of a calendar year) since the preceding payment of interest was made. As payments are received under a Simple Interest Receivable, the amount received is applied first to interest accrued to the date of payment and the balance is applied to reduce the unpaid principal balance. Accordingly, if an obligor pays a fixed monthly installment before its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be less than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater. Conversely, if an obligor pays a fixed monthly installment after its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be greater than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly less. In either case, the obligor pays a fixed monthly installment until the final scheduled payment date, at which time the amount of the final installment is increased or decreased as necessary to repay the principal balance.

Pending sale to the depositor, World Omni Financial Corp. may finance the receivables in warehouse facilities provided to affiliates of World Omni Financial Corp. On the closing date, these affiliates and the related warehouse providers will transfer the receivables to World Omni Financial Corp. for sale to the depositor. World Omni Financial Corp. will make the representations and warranties with respect to the receivables as described in “The Trust Documents—Sale and Assignment of Receivables” in this prospectus.

[The [Initial][Statistical] Receivables]

The characteristics set forth in this section are based on the pool of receivables as of the [initial][statistical] cutoff date. [The characteristics of the receivables in the final pool [as of the end of the [funding period][Revolving Period] may differ from those of the [initial][statistical] pool. To the extent any material pool characteristic of the final pool at the time of issuance of the notes differs by 5% or more from the description of the [initial][statistical] pool disclosed in this prospectus and to the extent required by the rules and regulations of the SEC, information regarding the final pool will be included in a Form 8-K filed by the issuing entity within four business days of the closing date.] [Securityholders will be notified of the purchase of additional receivables during the Revolving Period on Form 10-D.]

The issuing entity will acquire the receivables in the [initial] pool from the depositor on the closing date. The aggregate starting principal balance of receivables included in the [initial] pool sold to the issuing entity on the closing date will be $[      ], as of the [initial] cutoff date.

[As of the [initial][statistical] cutoff date, approximately [  ]% of the aggregate [starting] principal balance of the receivables in the [initial][statistical] pool were originated by World Omni Financial Corp. under a program in which World Omni Financial Corp. finances the purchase of a vehicle that was previously leased. See “World Omni Financial Corp.’s Automobile Finance Business – Underwriting” for more information on this program.] As of the[initial][statistical] cutoff date, each of the receivables in the [initial][statistical] pool met certain eligibility criteria, which formed the basis for the selection of the receivables. The eligibility criteria provide that each receivable:

•	was secured by a new or used automobile or light-duty truck;

•	was originated in the United States;

•	was originated or acquired by World Omni Financial Corp. in the ordinary course of business;

•	was a simple interest receivable;

•	provided for level monthly payments that fully amortize the amount financed over its original term, except for minimal differences in the first or last months;

•	had an original term to maturity of [ ] to [ ] months;

•	provided for the payment of a finance charge at a stated annual percentage rate ranging from [ ]% to [ ]%;

•	did not have a scheduled payment for which $40.00 or more was more than 30 days past due;

•	was not due, to the best knowledge of World Omni Financial Corp., from any obligor who was the subject of a bankruptcy proceeding or was bankrupt or insolvent;

•	was not secured by a financed vehicle that had been repossessed without reinstatement of the related contract; and

36

•	had a scheduled maturity date not later than [ ].

The following table sets forth information regarding the composition of the receivables in the [initial] pool as of the [initial] cutoff date. The “Weighted Average Annual Percentage Rate,” the “Weighted Average Original Term to Maturity,” the “Weighted Average Remaining Term to Maturity” and the “Weighted Average FICO® score” in the table are weighted based on the aggregate [starting] principal balance of the [related] receivables [as of the [initial][statistical] cutoff date].

Composition of the Receivables in the [Initial][Statistical] Pool as of the [Initial][Statistical] Cutoff Date

Aggregate [Starting] Principal Balance	$[ ]
Number of Receivables	[ ]
Average Starting Principal Balance	$[ ]
Average Original Principal Balance	$[ ]
Range of Original Principal Balances	$[ ] to $[ ]
Weighted Average Annual Percentage Rate	[ ]%
Range of Annual Percentage Rates	[ ]% to [ ]%
Weighted Average Original Term to Maturity	[ ] months
Range of Original Terms to Maturity	[ ] months to [ ] months
Percent of Aggregate [Starting] Principal Balance with Original Terms to Maturity greater than 60 months	[ ]%
Weighted Average Remaining Term to Maturity	[ ] months
Range of Remaining Terms to Maturity	[ ] months to [ ] months
Weighted Average FICO® score(1)(2)	[ ]
Range of FICO® scores that represents greater than 90% of all pool FICO® scores(1)(2)(3)	[ ] to [ ]
Maximum Weighted Average FICO® score(1)(2)(4)	[ ]

(1)	FICO® is a registered trademark of Fair Isaac Corporation. An obligor’s FICO® score measures the likelihood that such obligor will repay his or her obligation as expected. The FICO® score for each account reflects the first bureau score reviewed (typically Equifax) at time of application.

(2)	FICO® scores are calculated excluding accounts for which no FICO® score is available in World Omni Financial Corp.’s account servicing system. Of the [ ] receivables in the pool of receivables as of the cutoff date, [ ] or [ ]% of the aggregate number of receivables in the pool, are accounts for which FICO® scores are unavailable.

(3)	A 90% FICO® score range of [ ] to [ ] has the meaning that greater than 90% of the aggregate starting principal balance of the applicable receivables is composed of obligors with FICO® scores between [ ] and [ ], with less than 5% of obligor FICO® scores (based on the aggregate starting principal balance of the applicable receivables) exceeding [ ] and less than 5% of obligor FICO® scores (based on the aggregate starting principal balance of the applicable receivables) falling below [ ].

(4)	For receivables having co-obligors, the maximum weighted average FICO® score is determined by using the greater of the two FICO® scores between the primary applicant and the co-applicant, weighted by the aggregate starting principal balance of the receivables. The maximum weighted average FICO® is used by World Omni Financial Corp. to assign the pricing for each contract.

As of the [initial][statistical] cutoff date, approximately [      ]% of the aggregate [starting] principal balance of the receivables in the [initial][statistical] pool, constituting approximately [      ]% of the total number of receivables in the [initial][statistical] pool, represented financings of new vehicles, and approximately [      ]% of the aggregate [starting] principal balance of the receivables in the [initial][statistical] pool, constituting approximately [      ]% of the total number of receivables in the [initial][statistical] pool, represented financings of used vehicles. As of the [initial][statistical] cutoff date, approximately [      ]% of the aggregate [starting] principal balance of the receivables in the [initial][statistical] pool, constituting approximately [      ]% of the total number of receivables in the [initial][statistical] pool, represented financings of Toyota or Scion branded vehicles. No other manufacturer of vehicles is represented by more than [      ]% of the aggregate [starting] principal balance of the receivables in the [initial][statistical] pool.

37

The following table sets forth information regarding the composition of the receivables relating to financings of Toyota and Scion branded vehicles in the [initial][statistical] pool as of the[initial][statistical] cutoff date. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Product Segment of the Toyota and Scion Branded Vehicles of the Receivables
in the [Initial][Statistical] Pool as of the [Initial][Statistical] Cutoff Date(1)

Product Segment	Number of Receivables	Percentage of Number of Receivables		Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
Passenger Car	[ ]	[ ]	%	$	[ ]	[ ]	%
Other Truck / Other SUV / Minivan	[ ]	[ ]	%		[ ]	[ ]	%
Large Truck / Large SUV(2)	[ ]	[ ]	%		[ ]	[ ]	%
Total	[ ]	[ ]	%	$	[ ]	[ ]	%

(1)	Includes only retail installment sales contracts representing financings of new and used Toyota and Scion branded vehicles, and includes ten retail installment sales contracts representing financings of used Lexus vehicles.
(2)	Consists of [ ], [ ] and [ ] retail installment sales contracts.

The following table sets forth information regarding the geographic location of the receivables in the [initial][statistical] pool as of the [initial][statistical] cutoff date for the states with the largest concentrations of receivables. No other state accounts for more than [      ]% of the aggregate [starting] principal balance of the receivables in the [initial][statistical] pool. The breakdown by state is based on the billing addresses of the obligors of the receivables. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Geographic Location of the Receivables in the [Initial][Statistical] Pool as of the [Initial][Statistical] Cutoff Date

Geographic Location	Number of Receivables	Percentage of Number of Receivables		Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[ ]	[ ]	%	$	[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
All Others	[ ]	[ ]	%		[ ]	[ ]	%
Total	[ ]	[ ]	%	$	[ ]	[ ]	%

38

The following table sets forth information regarding the distribution by annual percentage rate of the receivables in the [initial][statistical] pool as of the [initial][statistical] cutoff date. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Annual Percentage Rate of the Receivables in the [Initial][Statistical] Pool as
of the [Initial][Statistical] Cutoff Date

Range of Annual Percentage Rates	Number of Receivables	Percentage of Number of Receivables		Aggregate [Starting] Principal Balance		Percentage of Aggregate Starting Principal Balance
0.000%	[ ]	[ ]	%	$	[ ]	[ ]	%
0.001-1.000%	[ ]	[ ]	%		[ ]	[ ]	%
1.001-2.000%	[ ]	[ ]	%		[ ]	[ ]	%
2.001-3.000%	[ ]	[ ]	%		[ ]	[ ]	%
3.001-4.000%	[ ]	[ ]	%		[ ]	[ ]	%
4.001-5.000%	[ ]	[ ]	%		[ ]	[ ]	%
5.001-6.000%	[ ]	[ ]	%		[ ]	[ ]	%
6.001-7.000%	[ ]	[ ]	%		[ ]	[ ]	%
7.001-8.000%	[ ]	[ ]	%		[ ]	[ ]	%
8.001-9.000%	[ ]	[ ]	%		[ ]	[ ]	%
9.001-10.000%	[ ]	[ ]	%		[ ]	[ ]	%
10.001-11.000%	[ ]	[ ]	%		[ ]	[ ]	%
11.001-12.000%	[ ]	[ ]	%		[ ]	[ ]	%
12.001-13.000%	[ ]	[ ]	%		[ ]	[ ]	%
13.001-14.000%	[ ]	[ ]	%		[ ]	[ ]	%
14.001-15.000%	[ ]	[ ]	%		[ ]	[ ]	%
15.001-16.000%	[ ]	[ ]	%		[ ]	[ ]	%
16.001-17.000%	[ ]	[ ]	%		[ ]	[ ]	%
17.001-18.000%	[ ]	[ ]	%		[ ]	[ ]	%
18.001-19.000%	[ ]	[ ]	%		[ ]	[ ]	%
19.001-20.000%	[ ]	[ ]	%		[ ]	[ ]	%
20.001% or higher	[ ]	[ ]	%		[ ]	[ ]	%
Total	[ ]	[ ]	%	$	[ ]	[ ]	%

The following table sets forth information regarding the distribution by FICO® score of the receivables in the [initial][statistical] pool as of the [initial][statistical] cutoff date. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by FICO® Score(1) of the Receivables in the [Initial][Statistical] Pool as
of the [Initial][Statistical] Cutoff Date

FICO® score(1)	Number of Receivables	Percentage of Number of Receivables		Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
No score available	[ ]	[ ]	%	$	[ ]	[ ]	%
Less than 620	[ ]	[ ]	%		[ ]	[ ]	%
620 - 639	[ ]	[ ]	%		[ ]	[ ]	%
640 - 659	[ ]	[ ]	%		[ ]	[ ]	%
660 - 679	[ ]	[ ]	%		[ ]	[ ]	%
680 - 699	[ ]	[ ]	%		[ ]	[ ]	%
700 - 719	[ ]	[ ]	%		[ ]	[ ]	%
720 or higher	[ ]	[ ]	%		[ ]	[ ]	%
Total	[ ]	[ ]	%	$	[ ]	[ ]	%

(1)	FICO® is a registered trademark of Fair Isaac Corporation. An obligor’s FICO® score measures the likelihood that such obligor will repay his or her obligation as expected. The FICO® score for each account reflects the first bureau score reviewed (typically Equifax) at time of application.

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The following table sets forth information regarding the distribution by vehicle model of the receivables in the [initial][statistical] pool as of the [initial][statistical] cutoff date. The percentages in the table may not add up to 100.00% because of rounding.

Distribution by Vehicle Model of the Receivables in the [Initial][Statistical] Pool as
of the [Initial][Statistical] Cutoff Date

Vehicle Model	Number of Receivables	Percentage of Number of Receivables		Aggregate [Starting] Principal Balance		Percentage of Aggregate [Starting] Principal Balance
[ ]	[ ]	[ ]	%	$	[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
[ ]	[ ]	[ ]	%		[ ]	[ ]	%
Other	[ ]	[ ]	%		[ ]	[ ]	%
Total	[ ]	[ ]	%	$	[ ]	[ ]	%

[The Subsequent Receivables]

[Include for revolving transaction: During the Revolving Period, the trust will seek to purchase additional receivables from the depositor in an aggregate amount equal to the Target Reinvestment Amount, to the extent of the funds available in the accumulation account.  Noteholders will be notified of the purchase of additional receivables on Form 10-D. Each additional receivable acquired by the trust during the Revolving Period must at the time of its addition satisfy the eligibility criteria specified in the trust documents, pursuant to which the additional receivables are transferred to the trust, and described in this prospectus. The additional receivables, however, need not satisfy any other eligibility criteria. Additional receivables originated or acquired by World Omni Financial Corp. will satisfy the same underwriting criteria in all material respects as the receivables in the initial pool. In addition, following the transfer of additional receivables to the trust, the characteristics of the receivables, including the composition of the receivables, the distribution by annual percentage rate, and geographic distribution, may vary from those of the receivables in the initial pool. Since the weighted average life of the notes will be influenced by the rate at which the principal balances of the receivables are paid, some of these variations may affect the weighted average life of each class of notes.]

[Include for pre-funded transaction: During the funding period, the issuing entity is expected to acquire additional receivables from the depositor with an aggregate starting principal balance approximately equal to the excess of the aggregate principal amount of the notes plus the initial overcollateralization amount plus the YSOC Amount with respect to the initial receivables as of the initial cutoff date plus the YSOC Amount, if any, with respect to any subsequent receivables transferred to the issuing entity as of the related subsequent cutoff date over the aggregate starting principal balance of the initial receivables as of the initial cutoff date (the “Initial Pre-Funded Amount”). On the closing date, the Initial Pre-Funded Amount will be deposited in the pre-funding account. Any transfer of subsequent receivables to the issuing entity is subject to the satisfaction, on or before the related subsequent transfer date, of the conditions precedent described in this prospectus. Each subsequent receivable must at the time of its addition satisfy the eligibility criteria specified in the trust documents, pursuant to which the subsequent receivables are transferred to the trust, and described in this prospectus. The subsequent receivables, however, need not satisfy any other eligibility criteria. Subsequent receivables originated or acquired by World Omni Financial Corp. will satisfy the same underwriting criteria in all material respects as the receivables in the initial pool. In addition, following the transfer of subsequent receivables to the trust, the characteristics of the receivables, including the composition of the receivables, the distribution by annual percentage rate, and geographic distribution, may vary from those of the receivables in the initial pool. Since the weighted average life of the notes will be influenced by the rate at which the principal balances of the receivables are paid, some of these variations may affect the weighted average life of each class of notes. To the extent required by the rules and regulations of the SEC, information regarding the characteristics of the subsequent receivables and the pool of assets will be included in a Form 8-K filed by the issuing entity upon the transfer of subsequent receivables into the trust and information regarding distribution and pool performance will be included in a Form 10-D filed by the issuing entity for each related collection period following such transfer.]

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[The depositor will perform a review of the receivables in [potential] pools of subsequent receivables and the disclosure regarding those receivables that is required to be included in a Form 10-D by Item 1111 of Regulation AB in order to provide reasonable assurance that the information contained in the Form 10-D related to the end of the [pre-funding period][Revolving Period] and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year regarding the pools of subsequent receivables is accurate in all material respects. World Omni Financial Corp. may engage a third party to assist with portions of the review. The depositor will use procedures similar to the procedures used in the review for the initial receivables described under “The Receivables—Review of Pool Assets.” The depositor will disclose the results of the pool review related to the subsequent receivables in the Form 10-D related to the end of the [pre-funding period][ Revolving Period] and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year.]

[Other than with respect to the purchase of subsequent receivables during the [Revolving Period][pre-funding period], there is no requirement or ability to add or remove pool assets from the pool other than the right of the issuing entity to remove a pool asset from the pool upon a breach of a representation, warranty or covenant. The sole remedy for such breach shall be the purchase of the related receivable as described under “Description of the Trust Documents—Sale and Assignment of Receivables” in this prospectus.]

[To be included for offerings after November 22, 2016:]

[Asset-Level Data]

[The depositor prepared asset level data for the receivables [in the statistical pool] and filed it with the SEC on Form ABS-EE. The Form ABS-EE is incorporated by reference into this prospectus. The asset data file contains detailed information for each receivable [in the statistical pool] about its identification, origination, contract terms, financed vehicle, obligor, contract activity, servicing and status. Investors should carefully review the asset level data. The depositor will prepare updated asset level data on a monthly basis and will file it with the SEC on Form ABS-EE. The depositor’s CIK number is 0001083199.]

[To be included for offerings after November 22, 2016:]

[The servicer will also prepare asset level data about the receivables for this securitization transaction for the prior month and file it with the SEC on Form ABS-EE at the time of filing the Form 10-D. The Form ABS-EE, and any information attached as exhibits to the form, will be incorporated by reference into the Form 10-D. The asset data file will contain detailed information for each receivable about its identification, origination, contract terms, financed vehicle, obligor, contract activity, servicing and status.]

Pool Underwriting

As described in “World Omni Financial Corp.’s Automobile Finance Business—Underwriting” in this prospectus, under World Omni Financial Corp.’s origination process, credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded and reviewed by a World Omni Financial Corp. associate with appropriate approval authority. [      ] [initial][statistical] receivables, having an aggregate [starting] principal balance [as of the [initial][statistical]cutoff date] of [      ] (approximately [      ]% of the aggregate [starting] principal balance [as of the [initial][statistical] cutoff date]) were automatically approved by World Omni Financial Corp.’s computer-based evaluation software, while [      ] [initial][statistical] receivables, having an aggregate [starting] principal balance [as of the [initial][statistical] cutoff date] of $[      ] (approximately [      ]% of the aggregate [starting] principal balance [as of the [initial][statistical] cutoff date]) were evaluated and approved by a World Omni Financial Corp. associate in accordance with World Omni Financial Corp.’s written underwriting guidelines. [World Omni Financial Corp. does not consider any of the receivables in the [initial][statistical] pool to constitute exceptions to World Omni Financial Corp.’s written underwriting guidelines as described in “World Omni Financial Corp.’s Automobile Finance Business—Underwriting” in this prospectus.] [For receivables sold to the issuing entity during the Revolving Period, the issuing entity will disclose on the Form 10-D related to the end of the Revolving Period and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year any additional receivables sold to the issuing entity after the initial closing date that constitute exceptions to the underwriting criteria of World Omni Financial Corp.]

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the receivables [in the [initial][statistical] pool] and the disclosure regarding those receivables that is required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects. The depositor consulted with, and was assisted by, responsible personnel of World Omni Financial Corp. in performing the review. In addition, World Omni Financial Corp. has engaged third parties to assist with portions of the review. World Omni Financial Corp. determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

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As part of the review, World Omni Financial Corp. identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information, such as business practices and contract terms, were reviewed with responsible personnel of World Omni Financial Corp., who approved those descriptions as accurate in all material respects. World Omni Financial Corp., assisted by external counsel, also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to provide reasonable assurance that the descriptions were accurate in all material respects. Members of World Omni Financial Corp.’s treasury group also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes. [For offerings after November 22, 2016, description of review of asset level data filed on Form ABS-EE to be included.]

The depositor used information from internal databases and other management information systems to assemble an electronic data tape containing relevant data on the receivables [in the [initial][statistical] pool]. From this electronic data tape, the depositor constructed the [initial][statistical] pool composition and stratification tables in “The Receivables” in this prospectus.

The depositor designed procedures to test the accuracy of the transmission of individual receivable data from information databases maintained by World Omni Financial Corp. to the electronic data tape. Through a random process, [     ] receivables were selected from the [initial][statistical] pool of receivables (the “Sample”). World Omni Financial Corp. made available to responsible personnel of World Omni Financial Corp. and third parties that assisted World Omni Financial Corp. with its review electronic copies of the pertinent underlying documentation, including data records, for each receivable in the Sample. A variety of numerical values and data points for each receivable in the Sample were either compared to the corresponding information in the electronic data tape or evaluated for compliance with an eligibility criterion or representation and warranty, to determine whether any inaccuracies existed. [The depositor found no discrepancies in its review of the Sample.]

The [initial][statistical] pool review also evaluated the eligibility criteria that pertain to standard terms of receivables and standard business practices, such as the criteria related to each receivable providing for level payments that fully amortize the amount financed over its original term. The depositor confirmed with responsible personnel of World Omni Financial Corp. that its systems would not permit the origination of receivables that fail to meet these types of eligibility criteria. [The depositor found no discrepancies in this review.]

Another aspect of the [initial][statistical] pool review consisted of a comparison of selected statistical data contained in this prospectus describing the [initial][statistical] receivables to data in, or derived from, the electronic data tape. The review consisted of a recalculation from the data in the electronic data tape of the number of receivables, monetary amounts, amounts and percentages displayed in this prospectus. Differences due to rounding or that were de minimis were not considered exceptions. [This comparison found no exceptions within the specified parameters.]

World Omni Financial Corp. monitors internal reports and developments with respect to processes and procedures that are designed to maintain and enhance the quality of decision-making, the quality of originated assets and the accuracy, efficiency and reliability of retail systems and operations. Internal control processes used by World Omni Financial Corp. include reviews of retail documentation and other origination functions. Internal control audits are performed regularly on key business functions.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

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Delinquencies, Repossessions and Net Losses

The following tables set forth information concerning World Omni Financial Corp.’s delinquency, net loss and repossession experience with respect to its portfolio of fixed rate retail installment sale contracts originated in the ordinary course of business by World Omni Financial Corp. or its affiliates. This portfolio does not include receivables originated by or acquired from unaffiliated third parties.

The delinquency figures reported in the tables are calculated as a percentage of the total number of contracts at period end, but exclude delinquent bankruptcy contracts. As of [      ], 20[      ], the number of bankrupt contracts greater than 60 days past due was [      ]. The period of delinquency used in calculating the tables is based on the number of days payments are contractually past due.

The data presented in the following tables are for illustrative purposes only. There is no assurance that World Omni Financial Corp.’s delinquency, net loss and repossession experience with respect to fixed rate retail installment sale contracts in the future, or the experience of the issuing entity with respect to the receivables, will be similar to that described below. Losses and delinquencies are affected by general and regional economic conditions and the supply of and demand for automobiles and light-duty trucks. The percentages in the tables below have not been adjusted to eliminate the effect of the growth of World Omni Financial Corp.’s originated portfolio. Accordingly, the repossession and net loss percentages would be expected to be higher than those shown if a group of contracts were isolated for a period of time and the repossession and net loss data showed the activity only for that isolated group over the periods indicated. The percentages in the table may not add up to the totals because of rounding.

Delinquency Experience
(Dollars in Thousands)

	At [ ],						At December 31,
	20[ ]			20[ ]			20[ ]			20[ ]			20[ ]			20[ ]			20[ ]

Ending Net Receivables	$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]
Ending Number of Contracts		[_]			[_]			[_]			[_]			[_]			[_]			[_]
Number of Delinquent Contracts(1)
31-60 Days		[_]			[_]			[_]			[_]			[_]			[_]			[_]
61-90 Days		[_]			[_]			[_]			[_]			[_]			[_]			[_]
91-120 Days		[_]			[_]			[_]			[_]			[_]			[_]			[_]
121 Days and Over		[_]			[_]			[_]			[_]			[_]			[_]			[_]
Total		[_]			[_]			[_]			[_]			[_]			[_]			[_]
Percent of Delinquent Contracts
31-60 Days		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%
61-90 Days		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%
91-120 Days		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%
121 Days and Over		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%
Total		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%
Dollar Amount of Delinquent Contracts(1)
31-60 Days	$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]
61-90 Days	$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]
91-120 Days	$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]
121 Days and Over	$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]
Total	$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]
Percent of Dollar Amount of Delinquent Contracts
31-60 Days		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%
61-90 Days		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%
91-120 Days		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%
121 Days and Over		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%
Total		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%

(1)	World Omni Financial Corp. considers a payment to be past due or delinquent when an obligor owes $40 or more of the scheduled payment after the related due date. The period of delinquency is based on the number of days that $40 or more of a payment is contractually past due.

43

Net Loss and Repossession Experience
(Dollars in Thousands)

	[ ] months ending [ ],						Year ending December 31,
	20[ ]			20[ ]			20[ ]			20[ ]			20[ ]			20[ ]			20[ ]
Ending Net Receivables	$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]
Ending Number of Contracts		[_]			[_]			[_]			[_]			[_]			[_]			[_]
Average Portfolio Outstanding During the Period	$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]
Average Number of Contracts Outstanding During the Period		[_]			[_]			[_]			[_]			[_]			[_]			[_]
Number of Repossessions		[_]			[_]			[_]			[_]			[_]			[_]			[_]
Repossessions as a Percentage of Average Number of Contracts Outstanding		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%
Gross Charge-Offs	$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]
Recoveries	$	([_]	)	$	([_]	)	$	([_]	)	$	([_]	)	$	([_]	)	$	([_]	)	$	([_]	)
Net Charge-Off Losses	$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]		$	[_]
Net Charge-Off Losses as a Percentage of Average Portfolio Outstanding		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%		[_]	%

“Repossessions as a Percentage of Average Number of Contracts Outstanding” and “Net Charge-Off Losses as a Percentage of Average Portfolio Outstanding” for any period of less than one year have been annualized. The gross charge-offs for any period equal the total principal amount due on all retail installment sale contracts determined to be uncollectible during the period, plus accrued but unpaid interest earned through the period of charge-off, minus the total amount recovered during that period from the repossession and sale of financed vehicles. The recoveries for any period equal the total amount recovered during that period on retail installment sale contracts previously charged-off, and does not net any expenses incurred to dispose of or recover vehicles. Net Charge-Off Losses equal gross charge-offs minus recoveries of retail installment sale contracts previously charged-off.

Static Pool Information About Certain Previous Securitized Pools

Appendix A to this prospectus sets forth in tabular [and graphic] format static pool information regarding specified pools of retail installment sale contract receivables securitized by the sponsor during the last five years. The term “securitized pool” refers to the pool of receivables included in the applicable statistical pool of receivables or, if there was no statistical pool of receivables, in the pool of receivables. The characteristics of each securitized pool described above are based on the securitized pool as of the related statistical cutoff date or initial cutoff date, as applicable. The characteristics of the final pool of receivables for that transaction may vary somewhat from the characteristics of the receivables in the applicable securitized pool.

The characteristics [of [___]%] of the receivables [by aggregate principal balance] included in the static pool information discussed above, as well as the social, economic and other conditions existing at the time when those receivables were originated and repaid, may vary materially from the characteristics of the receivables in the securitized pool described in this prospectus and the social, economic and other conditions existing at the time when the receivables in the securitized pool described in this prospectus were originated and those that will exist in the future when the receivables in the securitized pool described in this prospectus are required to be repaid.  [Such receivables were originated using differing [underwriting criteria, loan terms, and risk tolerances] than the static pools presented.]  There is no assurance that World Omni Financial Corp.’s delinquency and loss experience with respect to the receivables included in the securitized pool described in this prospectus will be similar to that described in Appendix A to this prospectus.

[Insert any specific terms showing material differences between the receivables in the securitized pool described in this prospectus and the static pools.]

44

Prepayment and Yield Considerations—Weighted Average Life
of the Securities

All of the receivables can be prepaid at any time without charge. For this purpose, “prepayments” include prepayments in full, liquidations due to default, as well as receipts of proceeds from physical damage, credit life and credit accident and health insurance policies and receivables repurchased for administrative reasons.  A variety of economic, social, and other factors may influence the rate of prepayments on the receivables.  [The weighted average life of the notes will also be influenced by the ability of the issuing entity to [acquire subsequent receivables during the pre-funding period][reinvest collections on the receivables during the Revolving Period]. The ability of the issuing entity to reinvest those proceeds will be influenced by the availability of suitable receivables for the issuing entity to purchase and the rate at which the aggregate principal balance of the receivables are paid.] In addition, the receivables may include contracts originated in conjunction with financing programs in which the obligor is given a cash rebate if the obligor enters into the contract. No assurance can be given as to the prepayment rates on contracts originated under those programs. Noteholders will bear all reinvestment risk resulting from a faster or slower incidence of prepayment of receivables. The exercise by the servicer of its option to purchase the receivables and cause a redemption of the notes under the conditions described in “Description of the Notes—Redemption Upon Optional Purchase” in this prospectus will also accelerate the payment of the notes. [In addition, the notes will be prepaid in whole or in part at the end of the funding period, to the extent amounts in the pre-funding account are not fully utilized to purchase subsequent receivables. This mandatory prepayment will be applied to each class of notes in accordance with the priorities with respect to distributions of principal described under “Terms of the Notes—Principal”.] [In addition, the notes may be prepaid in whole or in part at the end of the Revolving Period, to the extent amounts in the accumulation account are not fully utilized to purchase subsequent receivables. This mandatory prepayment will be applied to each class of notes in accordance with the priorities with respect to distributions of principal described under “Terms of the Notes—Principal” above.]

The following information is provided solely to illustrate the effect of prepayments on the receivables on the unpaid principal amounts of the notes and the weighted average life of the notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the receivables.

Prepayments on motor vehicle receivables may be measured by a prepayment standard or model. The prepayment model used in this prospectus, the absolute prepayment model, represents an assumed rate of prepayment each month relative to the original number of contracts in a pool of contracts. The absolute prepayment model further assumes that all the contracts are the same size and amortize at the same rate and that each contract in each month of its life will either be paid as scheduled or be prepaid in full. For example, in a pool of contracts originally containing 10,000 contracts, a 1.00% absolute prepayment model rate means that 100 contracts prepay each month. The absolute prepayment model does not purport to be a historical description of the prepayment experience or a prediction of the anticipated rate of prepayment of any pool of contracts, including the receivables. We cannot assure you that the receivables will prepay at any assumed rate.

The tables beginning on page 49 have been prepared on the basis of the characteristics of the receivables in the [initial][statistical] pool. Each absolute prepayment model table assumes that:

•	the receivables prepay in full at the specified constant percentage of the absolute prepayment model monthly, with no defaults, losses or repurchases on any of the receivables;

•	each scheduled monthly payment on the receivables is made on the last day of each month and each month has 30 days;

•	interest accrues on the notes at the assumed rate of [ ]% for the Class A-1[a/b] Notes based on an [actual/360][30/360] day count], [ ]% for the Class A-2[a/b] Notes based on a [actual/360][30/360] day count, [ ]% for the Class A-3[a/b] Notes based on a [actual/360][30/360] day count, [ ]% for the Class A-4[a/b] Notes based on a [actual/360][30/360] day count[,][and] [ ]% for the Class B[a/b] Notes based on a [actual/360][30/360] day count [and [ ]% for the Class C[a/b] Notes based on a [actual/360][30/360] day count];

•	payments on the notes are made on each payment date (and each payment date is assumed to be the [15th] day of each applicable month, regardless of whether such [15th] day is a business day) commencing on [ ];

•	the closing date is [ ];

•	except for the calculation of the Weighted Average Life to Maturity, the servicer exercises its option to purchase all of the receivables and cause a redemption of the notes when the aggregate principal balance of the receivables is equal to [10.00%] or less of the aggregate starting principal balance of the receivables [as of their respective cutoff dates];

•	the servicing fee for each month is equal to a rate of 1/12th of [1.00]% of the principal balance of receivables as of the first day of the related collection period[, provided that, for the first collection period, the servicing fee will be pro-rated to compensate for the length of the initial collection period not equaling one month];

•	the YSOC Amount at each payment date is the amount set forth in the schedule on the next page; [and]

•	no event of default has occurred; [and]

45

•	[no amounts will be owed by the trust to the asset representations reviewer[.][; and]

•	[all payments are made as scheduled under the Interest Rate [Swaps][Caps]][.][;] [and]

•	[amounts on deposit in the pre-funding account were fully applied to purchase subsequent receivables on [ ], 20[ ][.]

•	[no Early Amortization Event occurs;]

•	[during the Revolving Period, the issuing entity invests all amounts available to purchase additional receivables up to the target reinvestment amount on each payment date, based on the cutoff date of such receivables being the beginning of the related month; and]

•	[each of the hypothetical pools described on page 48 below have an assumed cutoff date of with all of t[ ], 20[ ].]

46

The YSOC Amount schedule set forth below is utilized to calculate the weighted average lives and percentages of original principal amounts at various absolute prepayment model percentages under “Prepayment and Yield Considerations—Weighted Average Life of the Securities.” The actual YSOC Amount may differ depending on the actual receivables included in the pool of receivables and the actual prepayments and losses on those receivables with an annual percentage rate less than the Required Rate. For purposes of the YSOC Amount schedule set forth below, the Required Rate is assumed to be [[      ]%/[ % for any payment date occurring on or prior to the date on which the Class [      ][-b] Notes being paid in full, and [      ]% for any payment date occurring after the date on which the Class [      ][-b] Notes are paid in full]].

Payment Date	Yield Supplement Overcollateralization Amount ($)		Payment Date	Yield Supplement Overcollateralization Amount ($)
	[[ ]% Required Rate]	[[ ]% Required Rate]		[[ ]% Required Rate]	[[ ]% Required Rate]

[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

47

For purposes of these absolute prepayment model tables, the receivables have an assumed next payment date as set forth in the table below. Each absolute prepayment model table indicates the projected weighted average life of each class of notes and sets forth the percent of the original principal amount of each class of notes that is projected to be outstanding after each of the payment dates, shown at various constant absolute prepayment model percentages.

The absolute prepayment model tables also assume that (a) the receivables have been aggregated into [      ] hypothetical pools with all of the receivables within each such pool having the characteristics set forth below and (b) the level scheduled monthly payment (which is based on each pool’s aggregate starting principal balance, weighted average annual percentage rate, weighted average remaining term to maturity and weighted average seasoning as of the assumed cutoff date) will be such that each pool will be fully amortized by the end of its remaining term to maturity.

Assumed Receivables Characteristics

Pool	Next Payment Date	Aggregate Starting Principal Balance		Weighted Average Annual Percentage Rate		Weighted Average Remaining Term to Maturity (Months)	Weighted Average Seasoning (Months)
[1	[ ]	$	[ ]	[ ]	%	[ ]	[ ]
2	[ ]		[ ]	[ ]	%	[ ]	[ ]
3	[ ]		[ ]	[ ]	%	[ ]	[ ]
4	[ ]		[ ]	[ ]	%	[ ]	[ ]
5	[ ]		[ ]	[ ]	%	[ ]	[ ]
6	[ ]		[ ]	[ ]	%	[ ]	[ ]
7	[ ]		[ ]	[ ]	%	[ ]	[ ]
8	[ ]		[ ]	[ ]	%	[ ]	[ ]
9	[ ]		[ ]	[ ]	%	[ ]	[ ]
10	[ ]		[ ]	[ ]	%	[ ]	[ ]
11	[ ]		[ ]	[ ]	%	[ ]	[ ]
12	[ ]		[ ]	[ ]	%	[ ]	[ ]
13	[ ]		[ ]	[ ]	%	[ ]	[ ]
14]	[ ]		[ ]	[ ]	%	[ ]	[ ]
Total		$	[ ]

The information included in the following tables represents forward-looking statements and involves risks and uncertainties that could cause actual results to differ materially from the results hypothesized in the forward-looking statements. The actual characteristics and performance of the receivables will differ from the assumptions used in constructing each absolute prepayment model table. The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios. For example, it is very unlikely that the receivables will prepay at a constant level until maturity or that all of the receivables will prepay at the same level. Moreover, the diverse terms of the receivables could produce slower or faster principal distributions than indicated in each absolute prepayment model table at the various constant absolute prepayment model percentages specified, even if the weighted average remaining term to maturity and the weighted average seasoning of the receivables are as assumed. Any difference between these assumptions and the actual characteristics and performance of the receivables, or actual prepayment experience, will affect the percentages of initial balances outstanding over time and the weighted average life of each class of notes.

48

Percentage of Original Class A-1 Principal Amount
at Various Absolute Prepayment Model Percentages:

Payment Date	0.50%	1.00%	1.30%	1.50%	1.70%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase(1)	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity(1)	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the original principal amount of the note.

49

Percentage of Original Class A-2 Principal Amount
at Various Absolute Prepayment Model Percentages:

Payment Date	0.50%	1.00%	1.30%	1.50%	1.70%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (1)	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity(1)	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the original principal amount of the note.

50

Percentage of Original Class A-3 Principal Amount
at Various Absolute Prepayment Model Percentages:

Payment Date	0.50%	1.00%	1.30%	1.50%	1.70%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (1)	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity(1)	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the original principal amount of the note.

51

Percentage of Original Class A-4 Principal Amount
at Various Absolute Prepayment Model Percentages:

Payment Date	0.50%	1.00%	1.30%	1.50%	1.70%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (1)	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity(1)	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the original principal amount of the note.

52

[Percentage of Original Class B Principal Amount
at Various Absolute Prepayment Model Percentages:]

Payment Date	0.50%	1.00%	1.30%	1.50%	1.70%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (1)	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity(1)	[ ]	[ ]	[ ]	[ ]	[ ]

[(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the original principal amount of the note.]

53

[Percentage of Original Class C Principal Amount
at Various Absolute Prepayment Model Percentages:]

Payment Date	0.50%	1.00%	1.30%	1.50%	1.70%
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Optional Purchase (1)	[ ]	[ ]	[ ]	[ ]	[ ]
Weighted Average Life to Maturity(1)	[ ]	[ ]	[ ]	[ ]	[ ]

[(1)	The weighted average life of a note is determined by (a) multiplying the amount of each principal payment of the note by the number of years from the date of issuance of the note to the related payment date, (b) adding the results and (c) dividing the sum by the original principal amount of the note.]

54

NOTE Pool Factors and Other Information

The note pool factor with respect to any class of notes is a seven-digit decimal which the servicer will compute each month indicating the outstanding principal amount of that class of notes, as of the applicable payment date, as a fraction of the original principal amount of that class of notes. The note pool factor will be 1.0000000 as of the closing date; thereafter, the note pool factor will decline to reflect reductions in the principal amount of the applicable class of notes. Therefore, if you are a holder of Class A-1 Notes, your principal amount of the Class A-1 Notes is the product of (1) the original denomination of your note and (2) the note pool factor.

Under the indenture, the indenture trustee will receive monthly reports concerning the payments received on the receivables, the note pool factors and various other items of information. The indenture trustee will post these reports to its internet website described in “The Issuing Entity—The Indenture Trustee” in this prospectus. The indenture trustee will furnish to the noteholders of record during any calendar year information for tax reporting purposes not later than the latest date permitted by law. We refer you to “Description of the Trust Documents—Reports to Noteholders” in this prospectus.

Use of Proceeds

The depositor will use the net proceeds of the sale of the notes (1) to purchase the [initial] receivables from World Omni Financial Corp., [(2) to deposit the pre-funding account initial deposit into the pre-funding account, (3) to deposit the negative carry account initial deposit into the negative carry account] and ([4]) to deposit the Reserve Account Initial Deposit into the reserve account [and to deposit $[      ] into the risk retention reserve account]. [World Omni Financial Corp. or its affiliates may use a portion of the net proceeds of the sale of the notes to pay their respective debts, including debt secured by the [initial] receivables prior to their transfer to the issuing entity and for general purposes. Any such debt may be owed to the indenture trustee, the owner trustee or one or more of the underwriters or their affiliates or entities for which their affiliates act as administrator or provide liquidity lines.]

The Servicer and Sponsor

Information regarding World Omni Financial Corp., the servicer and sponsor, is set forth under “World Omni Financial Corp.” and “World Omni Financial Corp.’s Automobile Finance Business” in this prospectus.

Repurchases of Receivables in Prior Securitized Pools

The transaction documents for prior securitizations of retail installment sale contracts and financed vehicles sponsored by World Omni Financial Corp. contain covenants requiring the repurchase of an underlying receivable from the related pool for the breach of a representation or warranty. World Omni Financial Corp., as securitizer, discloses, in a report on Form ABS-15G, all fulfilled and unfulfilled repurchase requests for securitized receivables that were the subject of a demand to repurchase. [In the past three years, there was no activity to report with respect to any demand to repurchase receivables under any such prior securitization sponsored by World Omni Financial Corp.] World Omni Financial Corp. filed its most recent report on Form ABS-15G with the SEC on [_____]. World Omni Financial Corp.’s CIK number is 0001004150. For additional information about obtaining a copy of the report, you should refer to “Incorporation of Certain Information By Reference” in this prospectus.

[Note: To the extent the most recent Form ABS-15G filing indicates repurchase activity, a table will be included to illustrate the details disclosed on such filing.]

Description of THE Notes

The notes will be issued under the terms of an indenture between the issuing entity and the indenture trustee. We have filed a form of the indenture as an exhibit to the registration statement, but the form agreement does not describe the specific terms of the notes. We will file a copy of the final indenture with the SEC following the issuance of the notes. This is a summary of the material terms of the notes; it does not contain all the information that may be important to you. You should read the trust documents in their entirety to understand their contents.

The following summaries describe all material terms and provisions of the notes. The summaries do not purport to be complete and are subject to all of the provisions of the documentation for the notes. We have filed forms of the indenture and the trust agreement as exhibits to the registration statement.

Each class of notes will evidence debt of the issuing entity secured by the trust assets. Neither the notes nor the underlying receivables will be guaranteed or insured by any governmental agency or instrumentality or any other person. Payments in respect of principal and interest of any class of notes will be made on a pro rata basis among all the noteholders of the class.

55

Payments of Interest

Interest on the principal amounts of the classes of the notes will accrue at the notes’ respective per annum interest rates and will be payable to the noteholders monthly on each payment date, commencing [      ]. Payments will be made to the noteholders of record as of the business day immediately preceding such payment date or, if definitive notes are issued, as of the [15th] day of the preceding month. Interest will accrue on the outstanding principal amount of the notes as of the previous payment date at the applicable interest rate during the related interest accrual period, which is from and including the previous payment date to, but excluding, the current payment date.

[The interest rate for the [Class [      ] Notes] will be a fixed rate as set forth on the cover page of this prospectus.]

[The interest rate for the Class [      ] Notes will be based on One-Month LIBOR plus an applicable spread. “One-Month LIBOR” for any payment date will be the rate per annum of deposits in United States dollars having a one-month maturity that appears on Bloomberg Screen US00001M Index Page (or the successor page or screen as may replace that page or screen or that service) at approximately 11:00 a.m., London time, two London business days prior to the payment date immediately preceding such payment date (or, in the case of the initial payment date, two London business days prior to the closing date) (each, a “LIBOR Determination Date”). Notwithstanding the foregoing, in the event that no rate for one-month United States dollar deposits appears on Bloomberg Screen US00001M Index Page (or the successor page or screen as may replace that page or screen or that service) on the applicable LIBOR Determination Date, then One-Month LIBOR shall be the arithmetic mean (rounded upwards to the nearest one-sixteenth of 1%) of the rates at which one-month United States dollar deposits are offered to prime banks in the London interbank market by four major banks in that market selected by the servicer as of the LIBOR Determination Date and time specified above. If fewer than two quotations are provided by such banks, then One-Month LIBOR shall be the arithmetic mean (rounded upwards as above) of the rates at which one-month loans in United States dollars are offered to leading European banks by three major banks in New York City selected by the servicer as of 11:00 a.m. New York City time on the applicable LIBOR Determination Date. If no such quotation can be obtained, One-Month LIBOR for such payment date will be One-Month LIBOR that was determined with respect to the prior payment date.][The issuing entity will enter into an interest rate [swap][cap] with respect to the Class [      ] Notes. See “Description of the Trust Documents—Interest Rate [Swaps][Caps]” and “—The [Swap][Cap] Counterparty” in this prospectus.]

[Interest on the Class [      ] Notes will be calculated on the basis of the actual number of days in the related interest accrual period (which period will be from and including the previous payment date to but excluding the related payment date, except for the initial interest accrual period, which period will be from and including the closing date to but excluding the initial payment date) and a 360-day year. This means that the interest due on each payment date will be the product of:

•	the outstanding principal balance of the Class [ ] Notes;

•	the related interest rate; and

•	the actual number of days since the previous payment date (or, in the case of the initial payment date, since the closing date) divided by 360.]

[Interest for a related period on each other class of the notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months (which period will be from and including the 15th day of the preceding calendar month (or, for the initial interest accrual period, from and including the closing date) to but excluding the 15th day of the current calendar month). This means that the interest due on these classes of notes on each payment date will be the product of:

•	the outstanding principal balance of the related class of notes;

•	the related interest rate; and

•	30 (or, in the case of the initial payment date, [ ], assuming a closing date of [ ]) divided by 360.]

The indenture trustee will generally apply the Available Funds and any withdrawals from the reserve account [or negative carry account up to the negative carry amount] to make interest payments on the notes. We refer you to “Description of the Trust Documents—Distributions—Payments to Noteholders” in this prospectus.

[Payments of interest on the Class A Notes will be subordinate to Monthly Swap Payment Amounts and equal in priority to Senior Swap Termination Payment Amounts, if any.] Interest payments on each class of the Class A Notes will have the same priority. Interest payments on the Class B Notes will be subordinated to the payment of interest on the Class A Notes [and interest payments on the Class C Notes will be subordinated to the payment of interest on the Class A Notes and the Class B Notes]. Under the limited circumstances described under “Description of the Trust Documents—Distributions—Allocations and Distributions” in this prospectus, [during the Amortization Period,] the Class A Notes will be entitled to receive certain payments of principal before payments of interest are made on the Class B Notes [and the Class C Notes]. In addition, in the event that the notes are declared to be due and payable due to the occurrence of an event of default resulting from the failure to make a payment on the notes, unless such event of default has been waived or rescinded at the written request of noteholders representing at least a majority of the outstanding principal balance of the Controlling Class, no interest will be paid on the Class B Notes until all

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principal of and interest on the Class A Notes have been paid in full [and no interest will be paid on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full]. Under some circumstances, the amount available for interest payments could be less than the amount of interest payable on the notes on any payment date. In this instance, each holder of Class A Notes will receive its ratable share—based upon the aggregate amount of interest due to the holders of all Class A Notes—of the aggregate amount available to be distributed in respect of interest on the notes until interest on the Class A Notes has been paid in full and certain allocations of principal of the Class A Notes have been made, and then each holder of Class B Notes will receive its ratable share of any remaining amount available to be distributed in respect of interest on the Class B Notes until interest on the Class A Notes and the Class B Note has been paid in full [and then each holder of Class C Notes will receive its ratable share of any remaining amount available to be distributed in respect of interest on the Class C Notes until interest on the notes has been paid in full]. The failure to pay interest when due on the Class B Notes will not be an event of default under the indenture unless and until the Class A Notes have been paid in full[ and the failure to pay interest when due on the Class C Notes will not be an event of default under the indenture unless and until the Class A Notes and the Class B Notes have been paid in full].

Payments of Principal

[Revolving Period]

[Principal payments will not be made on the notes during the Revolving Period. If an Early Amortization Event occurs, the Revolving Period will end and noteholders will receive payments of principal earlier than expected. See “Description of the Trust Documents—Revolving Period” in this prospectus.]

[Amortization Period]

The indenture trustee will remit principal payments to the noteholders on each payment date [during the Amortization Period] in an amount generally equal to the excess, if any, of:

•	the aggregate outstanding principal balance of the notes as of the day immediately preceding that payment date over

•	the Pool Balance less the overcollateralization target amount for that payment date.

The indenture trustee generally will remit principal payments on the notes [during the Amortization Period] from Available Funds, if any, remaining after the payment of [Monthly Swap Payment Amounts, if any, Senior Swap Termination Payment Amounts, if any, and] interest on the notes. Amounts in the reserve account[, including the amount, if any, to be deposited into the reserve account from the pre-funding account,] are also available to make payments of principal of a class of notes on the expected final payment date for that class of notes and other payments of principal in certain limited circumstances. We refer you to “Description of the Trust Documents—Distributions—Payments to Noteholders” and “—Reserve Account” in this prospectus.

We refer to the calendar month immediately preceding each payment date as a “collection period.” The collection period for the initial payment date shall be from, but excluding, the [initial] cutoff date to and including [      ]. A business day is a day other than a Saturday, a Sunday or a day on which banking institutions or trust companies in the State of New York, the State of Florida, the State of Delaware, the states in which the servicing offices of the servicer are located or the state in which the corporate trust office of the indenture trustee is located are required or authorized by law, regulation or executive order to be closed.

On the business day immediately preceding each payment date [during the Amortization Period] the servicer shall determine the amount in the collection account for the calendar month preceding such payment date. On each payment date [during the Amortization Period], from the amounts allocated to the holders of the notes to pay principal described in clauses [(3), (5), (7) and (9)] in “Description of the Trust Documents—Distributions—Allocations and Distributions,” the issuing entity will pay principal of the notes in the following order of priority:

(1) to the Class A-1 Notes[, pro rata among the Class A-1a Notes and the Class A-1b Notes,] until they are paid in full;

(2) to the Class A-2 Notes[, pro rata among the Class A-2a Notes and the Class A-2b Notes,] until they are paid in full;

(3) to the Class A-3 Notes[, pro rata among the Class A-3a Notes and the Class A-3b Notes,] until they are paid in full;

(4) to the Class A-4 Notes[, pro rata among the Class A-4a Notes and the Class A-4b Notes,] until they are paid in full; [and]

(5) to the Class B Notes[, pro rata among the Class B-a Notes and the Class B-b Notes,] until they are paid in full[.][; and]

[(6) to the Class C Notes[, pro rata among the Class C-a Notes and the Class C-b Notes,] until they are paid in full.]

If the notes are declared to be due and payable following the occurrence of an event of default, the issuing entity will pay the funds allocated to the holders of the notes to pay principal of the notes in the following order of priority:

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(1) to the holders of the Class A-1 Notes[, pro rata among the Class A-1a Notes and the Class A-1b Notes,] until paid in full;

(2) [to the holders of the remaining Class A Notes[, pro rata among the fixed rate tranche and the floating rate tranche of each Class of such Class A Notes,] pro rata based upon their respective unpaid principal balances until the remaining Class A Notes have been paid in full]/[to the holders of the remaining Class A Notes[, pro rata among the fixed rate tranche and the floating rate tranche of each Class of such Class A Notes,] sequentially until each class has been paid in full]; [and]

(3) to the holders of the Class B Notes[, pro rata among the Class B-a Notes and the Class B-b Notes,] until the Class B Notes are paid in full[.][; and]

[(4) to the holders of the Class C Notes[, pro rata among the Class C-a Notes and the Class C-b Notes,] until the Class C Notes are paid in ful].]

On the final scheduled payment date for a class of notes, the principal amount of that class of notes, to the extent not previously paid, will be due. The final scheduled payment dates for each class of notes are as follows:

•	the principal amount of the Class A-1 Notes, to the extent not previously paid, will be due on the payment date in [ ];

•	the principal amount of the Class A-2 Notes, to the extent not previously paid, will be due on the payment date in [ ];

•	the principal amount of the Class A-3 Notes, to the extent not previously paid, will be due on the payment date in [ ];

•	the principal amount of the Class A-4 Notes, to the extent not previously paid, will be due on the payment date in [ ], [and]

•	the principal amount of the Class B Notes, to the extent not previously paid, will be due on the payment date in [ ][.][, and]

[•	the principal amount of the Class C Notes, to the extent not previously paid, will be due on the payment date in [ ].]

The actual date on which the aggregate outstanding principal amount of any class of notes is paid in full may be earlier than the final scheduled payment date for that class.

Redemption Upon Optional Purchase

The servicer may, at its option, purchase all remaining receivables from the issuing entity on any payment date following the last day of any collection period during which the aggregate principal balance of the receivables is [10.00%] or less of the aggregate starting principal balance of all receivables transferred to the issuing entity. The purchase price for the receivables will at least equal the aggregate of the unpaid principal balance of the notes plus accrued and unpaid interest as of such last day [plus all amounts owing to the swap counterparty under the Interest Rate Swaps]. Exercise of this right of redemption of the receivables will result in the redemption of the notes at a price equal to the aggregate outstanding principal amount of the notes plus accrued and unpaid interest to but excluding the date of redemption, as calculated by the paying agent. Notice of redemption under the indenture must be given by the indenture trustee not later than 10 days prior to the applicable redemption date to each holder of notes. In addition, the servicer or the issuing entity will notify each rating agency hired by the sponsor to rate the notes upon redemption of the notes. The final distribution to any noteholder will be made only upon surrender and cancellation of each noteholder’s note at the office or agency of the indenture trustee specified in the notice of termination.

[Mandatory Prepayment]

[[During the a funding period, a portion of the notes will be prepaid on the payment date immediately following the calendar month in which the last day of the funding period occurs if and to the extent any amount remains on deposit in the pre-funding account on that payment date, after giving effect to the purchase of all subsequent receivables.] [During the Revolving Period, a portion of the notes will be prepaid if there are amounts on deposit in the accumulation account following the end of the Revolving Period, after giving effect to the purchase of all subsequent receivables.] All mandatory prepayments will be made in accordance with the priorities described under “Description of the Notes—Payments of Principal” above.]

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Registration of the Notes

Book-Entry Registration

The notes [(other than any notes that are initially retained by the depositor or one or more affiliates thereof on the closing date)] will initially be represented by notes registered in the name of Cede & Co. as nominee of DTC and will only be available in the form of book-entries on the records of DTC and participating members of DTC in denominations of $[1,000].

Holders of notes may hold their notes through DTC in the United States or Clearstream or Euroclear in Europe if they are participants of the system, or indirectly through organizations that are participants in the systems. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream participants and the Euroclear participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositories which in turn will hold the positions in customers’ securities accounts in the depositories’ names on the books of DTC. DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic computerized book-entries, thereby eliminating the need for physical movement of securities. Participants include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream participants and Euroclear participants will occur in accordance with their applicable rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly through Clearstream participants or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its Depository; however, the cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in the system in accordance with its rules and procedures. If the transaction complies with all relevant requirements, Euroclear or Clearstream, as the case may be, will then deliver instructions to the Depository to take action to effect final settlement on its behalf.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and the credits or any transactions in the securities settled during the processing will be reported to the relevant Clearstream participant or Euroclear participant on the same business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

The holders of notes that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, notes may do so only through participants and indirect participants. In addition, holders of notes will receive all distributions of principal and interest from the related trustee through the participants who in turn will receive them from DTC. Under a book-entry format, holders of notes may experience some delay in their receipt of payments, since the payments will be forwarded by the trustee to Cede & Co., as nominee for DTC. DTC will forward the payments to its participants, which thereafter will forward them to indirect participants or beneficial owners of notes.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of notes among participants on whose behalf it acts with respect to the notes and to receive and transmit distributions of principal of, and interest on, the notes. Participants and indirect participants with which the holders of notes have accounts with respect to the notes similarly are required to make book-entry transfers and receive and transmit the payments on behalf of their respective holders of notes. Accordingly, although the holders of notes will not possess the notes, DTC rules provide a mechanism by which participants will receive payments on notes and will be able to transfer their interest.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and some banks, the ability of a holder of notes to pledge the notes to persons or entities that do not participate in the DTC system, or to otherwise act with respect to the notes, may be limited due to the lack of a physical certificate for the notes.

DTC has advised the depositor that it will take any action permitted to be taken by a holder of a notes only at the direction of one or more participants to whose accounts with DTC the notes are credited. DTC may take conflicting actions with respect to other undivided interests to the extent that the actions are taken on behalf of participants whose holdings include undivided interests.

Clearstream is incorporated under the laws of Luxembourg as a professional depository. Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream participants

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through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of securities. Transactions may be settled in Clearstream in any of 28 currencies, including United States dollars. Clearstream provides to Clearstream participants services, including, for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depository, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, like banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

Euroclear was created in 1968 to hold securities for participants of the Euroclear system and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. The Euroclear System is owned by Euroclear Clearance System Public Limited Company (ECSplc) and operated through a license agreement by Euroclear Bank S.A./N.V., a bank incorporated under the laws of the Kingdom of Belgium, the “Euroclear Operator.” Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with Euroclear participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking and Finance Commission and the National Bank of Belgium.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law. These laws and procedures govern transfers of securities and cash within Euroclear, withdrawal of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Although DTC, Euroclear and Clearstream have implemented the foregoing procedures in order to facilitate transfers of interests in book-entry notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to comply with the procedures, and the procedures may be discontinued at any time. Neither the depositor nor any other person will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

Definitive Notes

The notes will be issued in fully registered, certificated form as definitive notes to the noteholders of a given series or their nominees, only if:

•	the administrator advises in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes, and the administrator is unable to locate a qualified successor;
•	the administrator at its option advises the indenture trustee that it elects to terminate the book-entry system through DTC; or
•	after the occurrence of an event of default under the indenture or a default by the servicer under the sale and servicing agreement, noteholders representing at least a majority of the outstanding principal amount of the notes advise DTC in writing that the continuation of a book-entry system through DTC or its successor is no longer in the noteholders’ best interest.

Upon the occurrence of any event described in the immediately preceding paragraph, the administrator will be required to notify all the noteholders through participants of the availability of definitive notes. Upon surrender by DTC of the definitive notes representing the notes and receipt of instructions for re-registration, the issuing entity will issue and the indenture trustee will authenticate the notes as definitive notes to the noteholders.

Distributions of principal of, and interest on, the notes will thereafter be made by the indenture trustee in accordance with the procedures described in the indenture directly to holders of definitive notes in whose names the definitive notes were registered at the close of business on the applicable record date.

The distributions will be made by check mailed to the address of the holder as it appears on the register maintained by the applicable trustee. The final payment on any note, however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final distribution to the applicable noteholder.

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Definitive notes in respect of a given series of notes will be transferable and exchangeable at the offices of the indenture trustee or of a note registrar named in a notice delivered to holders of the definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed.

Description of the Trust Documents

The following summary describes the material terms of the trust documents, which consist of:

(1) the purchase agreement, between World Omni Financial Corp., as seller, and the depositor, as purchaser;

(2) the sale and servicing agreement, among the issuing entity, as the issuing entity, the depositor, as depositor, and World Omni Financial Corp., as servicer;

(3) the indenture, between the issuing entity and the indenture trustee;

(4) the trust agreement, between the depositor and the indenture trustee; and

(5) the administration agreement, among the issuing entity, the depositor, the indenture trustee and World Omni Financial Corp. as administrator.

We have filed forms of the trust documents as exhibits to the registration statement, but the form agreements do not describe the specific terms of the notes. We will file a copy of the final trust documents with the SEC following the issuance of the notes. This is a summary of the material terms of the trust documents; it does not contain all the information that may be important to you. You should read the trust documents in their entirety to understand their contents.

Sale and Assignment of Receivables

On the closing date, the depositor will purchase from World Omni Financial Corp., under the purchase agreement, without recourse, except for repurchases as a result of certain breaches of certain representations, warranties and covenants as provided in the purchase agreement, World Omni Financial Corp.’s entire interest in the [initial] receivables, together with World Omni Financial Corp.’s security interests in the related financed vehicles. At the time of issuance of the notes, the depositor will sell and assign to the issuing entity, without recourse, except as provided in the sale and servicing agreement, its entire interest in the [initial] receivables, together with its security interests in the financed vehicles. The owner trustee will, concurrently with such sale and assignment, execute on behalf of the issuing entity, and the indenture trustee will authenticate and deliver to the depositor, the notes and the certificates in exchange for the receivables. Upon delivery to the depositor of the notes and certificates, the depositor will then sell the [underwritten] notes to the underwriters. We refer you to “Underwriting” in this prospectus.

Upon the execution of the trust documents, the issuance of the notes as described in this paragraph and the filing of financing statements in the appropriate filing offices, the indenture trustee will hold a first priority perfected security interest in the receivables and all identifiable proceeds thereof. See “Some Legal Aspects of the Receivables—Security Interest in the Financed Vehicles” in this prospectus for more detail.

[During the funding period, subsequent receivables with an aggregate starting principal balance that is at least equal to the pre-funded amount are expected to be purchased by the depositor and assigned to the issuing entity.] [During the Revolving Period, the depositor may also buy receivables from World Omni Financial Corp. to transfer to the issuing entity on each payment date during the Revolving Period.] [The depositor may buy those receivables on substantially the same terms as under the purchase agreement on the closing date. The depositor will then sell receivables that the depositor has bought from World Omni Financial Corp. to the issuing entity, pursuant to the sale and servicing agreement.]

Representations and Warranties and Repurchases Upon Breach

The sale and servicing agreement will provide representations and warranties by World Omni Financial Corp. to the depositor and the issuing entity, including, that:

•	the information provided with respect to the receivables is correct in all material respects as of the applicable cutoff date;

•	under the terms of each receivable, the related obligor is required to maintain physical damage insurance covering each financed vehicle;

•	as of the cutoff date each of the receivables is free and clear of all security interests, liens, charges, encumbrances and, the servicer’s computer system does not reflect that any mechanics’ liens or any rights of rescission, setoff, defenses, or counterclaims have been asserted or threatened;

•	the servicer’s computer system does not reflect that any default, breach, violation or event permitting acceleration under the terms of any receivable has occurred nor that a continuing condition that with notice or the lapse of time would constitute a default, breach, violation or event permitting acceleration under the terms of any receivable has arisen; and World Omni Financial Corp. has not waived any of the foregoing;

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•	as of the cutoff date each of the receivables is secured by a first-priority perfected security interest in the financed vehicle in favor of World Omni Financial Corp. or all necessary and appropriate actions have been commenced that would result in the valid perfection of a first priority security interest in the financed vehicle in favor of World Omni Financial Corp.; and

•	to the best of World Omni Financial Corp.’s knowledge, each receivable, the sale of the financed vehicle and the sale of any related insurance policies complied at origination, and comply in all material respects as of the cutoff date, with applicable federal, state and local laws, including consumer credit, truth in lending, equal credit opportunity and disclosure laws.

Pursuant to the indenture, the issuing entity will assign its rights in the foregoing representations and warranties to the indenture trustee for the benefit of the noteholders.

Pursuant to such sale and servicing agreement, World Omni Financial Corp. will also covenant to the depositor that, except as permitted in the trust documents, it shall not waive any of the foregoing.

None of the indenture trustee, the owner trustee, the asset representations reviewer or the servicer has any obligation to investigate the accuracy of such representations and warranties of World Omni Financial Corp. or whether any receivable may be an ineligible receivable.

Upon discovery by or notice to the depositor and World Omni Financial Corp. of a breach of any representation or warranty with respect to certain characteristics of the receivables, including by receipt of a review report from the asset representations reviewer indicating that a test was failed for a receivable, World Omni Financial Corp. will investigate the receivable or receivables to confirm the breach and determine if it has materially and adversely affected the receivable or receivables. A noteholder or beneficial owner of a note may make a request or demand that a receivable be repurchased due to a breach of a representation made about the receivables.  Each such request or demand must be made in accordance with the requirements in the sale and servicing agreement and must identify the receivable to be repurchased and the representations or warranties allegedly breached. General allegations relating to the entire pool of receivables or an unspecified subset of the pool are not a sufficient description for purposes of the notice. Unless the breach is cured by the last day of the second (or, if World Omni Financial Corp. elects, the first) month following notice to the depositor and World Omni Financial Corp. or discovery by either of such breach, if a repurchase is required, World Omni Financial Corp. will purchase the receivable from the issuing entity for the Purchase Amount. World Omni Financial Corp. may at its option exercise its repurchase obligation on the last day of either the first or second month following discovery or notice of the breach. The repurchase obligation will constitute the sole remedy available to the noteholders, the owner trustee or the indenture trustee against World Omni Financial Corp. for any uncured breach.

The depositor will report any requests or demands to repurchase receivables and related activity and status on Form ABS-15G.

Asset Representations Review

If two triggers are met, the asset representations reviewer will perform a review of receivables to test for compliance with the representations made by World Omni Financial Corp. about the receivables. The first trigger is the Delinquency Percentage for any payment date exceeding the Delinquency Trigger for that payment date, as described in “— Delinquency Trigger” below. If the Delinquency Trigger occurs, it will be reported in the Form 10-D for the month in which such trigger occurs. The second trigger is a voting trigger that will be met if, following the occurrence of a Delinquency Trigger, the noteholders (including beneficial owners of notes) of at least 5% of the outstanding principal balance of notes demand a vote and, subject to a 5% voting quorum, the noteholders of a majority of the outstanding principal balance of the notes that are voted vote for a review. The review fees will be $[      ] for each receivable tested in the review.

Delinquency Trigger

A delinquent receivable is defined as a receivable with $40 or more of a scheduled payment past due, including receivables with bankrupt obligors but excluding Defaulted Receivables.

On or prior to each payment date, the servicer will calculate the Delinquency Percentage for the preceding calendar month. The “Delinquency Percentage” for each payment date and the related preceding calendar month is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate principal balance of all delinquent receivables in the pool that are more than 60 days delinquent as of the last day of calendar month immediately preceding such payment date to (ii) the aggregate principal balance of the receivables held by the trust as of the last day of such preceding calendar month.

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The “Delinquency Trigger” for any payment date and the related preceding calendar month is [[ ]%]. World Omni Financial Corp. developed the Delinquency Trigger by considering the monthly greater than 60-day delinquency rate observed in its prior securitizations of retail installment sale contracts in this program over the last [ ] years. Such delinquency rate is calculated as the aggregate principal balance of the delinquent receivables that are more than 60 days delinquent as a percentage of the aggregate principal balance of the receivables as of the end of a month. The Delinquency Trigger was calculated as a multiple of [_] times the previous historical peak Delinquency Percentage of its prior securitizations of retail installment sale contracts over the last [ ] years. [This multiple corresponds generally to the multiple used for calculating expected cumulative net losses before the notes would realize a loss.] The amount of the Delinquency Trigger has been set at a level in excess of the historical peak Delinquency Percentage to assure that the Delinquency Trigger is not breached due to ordinary fluctuations in the economy.

World Omni Financial Corp. believes that the Delinquency Trigger is appropriate based on:

•      its experience with delinquency in its prior securitized pools of retail installment sale contracts, and in its portfolio of retail installment sale contracts;

•      its observation that greater than 60 day delinquency rates and net cumulative losses in its retail installment sale contract securitization transactions increase over time and are correlated; and

•      its assessment of the amount of net cumulative losses that would likely result in a loss to noteholders of the most junior notes in its prior securitized pools.

[Include chart comparing the Delinquency Trigger to the delinquency statistics for World Omni Financial Corp.’s prior securitized pools included in Appendix A.] For more information regarding greater than [60] day delinquent receivable statistics for World Omni Financial Corp.’s prior securitized pools, see Appendix A to this prospectus.

Voting Trigger

If the Delinquency Trigger occurs on the last day of a month, a noteholder may demand that the indenture trustee call a vote of all noteholders on whether to direct the asset representations reviewer to perform a review. For purposes of this demand, if the demanding noteholder is the record holder of any notes, no verification procedures will be required. If the requesting noteholder is not the record holder of any notes and is instead a beneficial owner of notes, the [indenture trustee] may require no more verification than (1) a written certification from the noteholder that it is a beneficial owner of a specified outstanding principal amount of the notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document.

If noteholders of at least 5% of the outstanding principal balance of the notes demand a vote within [90] days after the filing of the Form 10-D reporting the occurrence of the Delinquency Trigger, the issuing entity’s Form 10-D for the collection period in which the demand requirement was met will include a statement that sufficient noteholders are requesting a full noteholder vote to commence a review by the asset representations reviewer. The Form 10-D will also specify the applicable voting procedures and will also specify the voting deadline that will be used to calculate whether the requisite amount of noteholders have cast affirmative votes to direct the asset representations reviewer to commence a review. Any beneficial owner of notes may act through their respective DTC participants. The vote will remain open until the 150th day after the filing of the Form 10-D reporting the occurrence of the Delinquency Trigger. Assuming a voting quorum of noteholders holding at least 5% of the outstanding principal balance of the notes is reached, if the noteholders of a majority of the outstanding principal balance of the notes that are voted vote to direct a review, the indenture trustee will notify the asset representations reviewer and the servicer to start the review. The issuing entity’s Form 10-D for the collection period in which the asset representations reviewer received the notice to start the review will specify that the requisite noteholders have directed the asset representations reviewer to perform a review. If the requirements of the voting trigger are not met within these time periods, no asset representations review will occur for that occurrence of the Delinquency Trigger.

For the purpose of the voting described above, notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether the noteholders have elected to initiate a vote.

Asset Representations Review Process

The review will be performed on each receivable that is 60 days or more delinquent at the end of the prior month, or the “Review Receivables.” Within 60 days of the receipt of a review notice, the servicer will give the asset representations reviewer access to the receivable files and other information necessary for the review of all of the Review Receivables. Upon receiving access to the review materials, the asset representations reviewer will start its review of the Review Receivables and complete its review within 60 days after receiving access to all review materials. The review period may be extended by up to an additional 30 days if the asset representations reviewer detects missing review materials that are subsequently provided within the 60-day period or requires clarification of any review materials or testing procedures. The review will consist of performing specific tests for each representation and each Review Receivable and determining whether each test was passed or failed. If the servicer notifies the asset representations reviewer that a Review Receivable was paid in full or repurchased from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of that Review Receivable and the review of that Review Receivable will be considered complete.

The tests were designed by World Omni Financial Corp. to determine whether a Review Receivable was not in compliance with the representations made about it in the transaction documents at the relevant time, which is usually at origination of the receivable or as of the cutoff date or closing date. There may be multiple tests for each representation. The review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor, either at the time of the review or at origination. The review is not designed to determine

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whether the receivable was serviced in compliance with the sale and servicing agreement after the cutoff date. The review is not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether World Omni Financial Corp.’s origination, underwriting and purchasing policies and procedures are adequate, reasonable or prudent.

Review Report

Within five days after completion of the review, the asset representations reviewer will provide a report to the trust, the servicer and the indenture trustee on the test results for each Review Receivable and each representation, including any Review Receivable for which the tests were considered complete and the related reason. The asset representations reviewer is not responsible for determining whether noncompliance with any representation is a breach of the transaction documents or if any receivable is required to be repurchased. The servicer will evaluate any report of the asset representations reviewer and any repurchase request received from the indenture trustee, any noteholder or any other party to any of the transaction documents in order to determine whether a Purchase Amount or a repurchase of any receivable is required.  After reviewing the report, the servicer will determine if there were breaches of its representations and warranties, and will then decide whether World Omni Financial Corp. is obligated to pay the Purchase Amount or repurchase the receivable pursuant to the sale and servicing agreement.  The sale and servicing agreement requires that any breach of the representations and warranties must materially and adversely affect the receivable before World Omni Financial Corp. would be required to make a Purchase Payment or repurchase the receivable.

On receipt of the report, the review fee will be paid to the asset representations reviewer[, to the extent not paid by the servicer, according to the priority of payments as described under “Description of the Trust Documents—Distributions].” A summary of the report of the asset representations review will be included in the Form 10-D for the trust in the next month.

For more information about the asset representations reviewer, you should read “The Asset Representations Reviewer.”

Periodic Reports

The depositor will file a Form 10-D for the trust with the SEC within 15 days after each payment date which will include the investor report for that payment date and the following information, if applicable:

•	a description of the events that triggered a review of the Review Receivables by the asset representations reviewer during the prior month;
•	if the asset representations reviewer delivered its review report during the prior month, a summary of the report; and
•	if the asset representations reviewer resigned or was removed, replaced or substituted, or if a new asset representations reviewer was appointed during the prior month, the identity and experience of the new asset representations reviewer, the date the change occurred and the circumstances surrounding the change.

Dispute Resolution for Repurchase Requests

If a request is made for the repurchase of a receivable due to a breach of a representation made about the receivables, and the repurchase is not resolved within 180 days after receipt by World Omni Financial Corp. of notice of the repurchase request, the requesting party, including a noteholder and any beneficial owner of notes, will have the right to refer the matter, in its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration. This right is not a mechanism for requesting repurchase or other relief from losses resulting from changes in the credit quality of a receivable or other market conditions. World Omni Financial Corp. will not repurchase a receivable with respect to which the related breach of a representation or warranty did not materially adversely affect the receivable. If a receivable is paid off, satisfied or repurchased, no demands to repurchase are permitted, and there is no further right to mediation or arbitration regarding that receivable. None of the representations and warranties related to the receivables relate to the performance of the receivables or to any credit losses that may occur as a result of a default by the related obligor on the receivable. Furthermore, the dispute resolution procedures described below apply only to the specific receivables that are related to the dispute. Dispute resolution to resolve repurchase requests will be available regardless of whether the noteholders voted to direct an asset representations review or whether the Delinquency Trigger occurred. However, if the receivable subject to a repurchase request was part of an asset representations review and the findings and conclusions of the asset representations reviewer state that no tests were failed for the receivable, the repurchase request for the receivable will be deemed to be resolved.

The requesting party must start the mediation (including non-binding arbitration) or arbitration proceeding according to the applicable rules of the mediation or arbitration organization within 90 days after the end of the 180-day period. The administrator will direct the indenture trustee to, and the indenture trustee will, notify the requesting party at the end of the 180-day period if a repurchase demand is unresolved. World Omni Financial Corp. must agree to participate in the selected resolution method.

A mediation or arbitration will be administered by [insert name of nationally-recognized alternative dispute resolution facilitator] using its mediation or arbitration rules in effect at the time of the proceeding. If [insert name of nationally-recognized alternative dispute resolution facilitator] no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by World Omni Financial Corp., using its relevant rules then in effect. However, if any rules of the mediation or arbitration organization are inconsistent with the procedures for the mediation or arbitration stated in the transaction documents, the procedures in the transaction documents will control. Any mediation or arbitration will be held in New York City at the offices of the mediator or arbitrator or at another location selected by the sponsor. Any party or witness may appear by teleconference or video conference.

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A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals maintained by it according to its mediation or arbitration rules then in effect. The mediator or arbitrator must be impartial, an attorney admitted to practice in the state of New York and have at least [15] years of experience in commercial litigation and, if possible, consumer finance or asset-backed securitization matters.

For a mediation, the proceeding will start within [15] days after the selection of the mediator and conclude within [30] days after the start of the mediation. The expenses of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation. If the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to arbitration or court adjudication.

For an arbitration, the arbitrator will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party. Discovery will be completed with [30] days of selection of the arbitrator and will be limited for each party to [two] witness depositions not to exceed five hours, [two] interrogatories, [one] document request and [one] request for admissions. However, the arbitrator may grant additional discovery on a showing of good cause that the additional discovery is reasonable and necessary. Briefs will be limited to no more than [ten] pages each, and will be limited to initial statements of the case, discovery motions and a pre-hearing brief. The evidentiary hearing on the merits will start no later than [60] days after the selection of the arbitrator and will proceed for no more than [six] consecutive business days with equal time allocated to each party for the presentation of direct evidence and cross examination. The arbitrator may allow additional time on a showing of good cause or due to unavoidable delays.

The arbitrator will make its final determination in writing no later than [90] days after its selection. The arbitrator will resolve the dispute according to the transaction documents, and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents. The arbitrator will not have the power to award punitive or consequential damages. In its final determination, the arbitrator will determine and award the costs of the arbitration to the parties in its reasonable discretion. The final determination of the arbitrator will be final and non-appealable, except for actions to confirm or vacate the determination permitted under federal or state law, and may be entered and enforced in any court with jurisdiction over the parties and the matter. By selecting arbitration, the requesting party is giving up its right to sue in court, including the right to a trial by jury.

The sponsor will not be required to produce personally identifiable customer information for purposes of any mediation or arbitration. Each party will agree to keep the details of the repurchase request and the dispute resolution confidential, except as required by law, regulatory requirement or court order.

[Revolving Period]

[During the Revolving Period, noteholders will not receive principal payments. Instead, on each payment date during the Revolving Period, the issuing entity will seek to reinvest amounts that would otherwise be distributed as principal in additional receivables to be purchased from the depositor.]

[The issuing entity will purchase additional receivables meeting requirements substantially similar to the eligibility requirements described in “The Receivables—The Initial Receivables.” The purchase price for each additional receivable will be aggregate starting principal balance of such receivables less the YSOC Amount of such receivables as of the subsequent cutoff date. The issuing entity will seek to purchase additional receivables from the depositor in an aggregate amount equal to the Target Reinvestment Amount, to the extent of the funds available in the accumulation account. The depositor will seek to make receivables available to the issuing entity as additional receivables in an amount approximately equal to the amount of the funds available in the accumulation account, but it is possible that the depositor will not have sufficient additional receivables for this purpose. Any portion of the funds available in the accumulation account which is not used to purchase additional receivables on a payment date during the Revolving Period will be re-deposited into the accumulation account and applied on subsequent distribution dates in the Revolving Period to purchase additional receivables. Securityholders will be notified of the purchase of additional receivables on Form 10-D.]

[The amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets. There are no stated limits on the amount of additional receivables allowed to be purchased during the Revolving Period in terms of either dollars or percentage of the initial asset pool. Further, there are no requirements regarding minimum amounts of additional receivables that can be purchased during the Revolving Period.]

[The Revolving Period consists of the monthly periods beginning with the [ ] monthly period and ending with the [ ] monthly period and the related payment dates. Reinvestments in additional receivables will be made on each payment date related to those monthly periods. The Revolving Period will terminate sooner if an Early Amortization Event occurs in one of those monthly periods, in which case the Amortization Period will begin and no reinvestment in additional receivables will be made on the related payment date. During the Amortization Period, noteholders will be entitled to receive principal payments in accordance with the priorities set forth in “—Allocations and Distributions” in this prospectus.]

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[An “Early Amortization Event” will occur if:

•        the amount on deposit in the reserve account is less than the Required Reserve Amount on consecutive payment dates following the application of funds on such date;

•        the amount on deposit in the accumulation account is less than the Target Reinvestment Amount on consecutive payment dates following the application of funds on such date;

•        the amount on deposit in the accumulation account is greater than [ ]% of the aggregate starting receivables balance on consecutive payment dates following the application of funds on such date;

•        an event of default occurs; or

•        a servicer termination event occurs.]

The occurrence of an Early Amortization Event is not necessarily an Event of Default under the indenture.]

Trust Accounts

The servicer will establish and maintain a collection account in the name of the indenture trustee on behalf of the noteholders. Within two business days of receipt and identification of funds, the servicer will deposit collections into the collection account. Notwithstanding the foregoing requirement, for so long as the three conditions listed below are satisfied, World Omni Financial Corp. need not deposit collections into the collection account on the day indicated in the preceding sentence but may use for its own benefit all of those collections until the business day before the related payment date (whether or not such funds will be distributed to noteholders, retained in the collection account or deposited in another account on such payment date), at which time World Omni Financial Corp. will make the deposits in an amount equal to the net amount of the deposits and withdrawals which would have been made had the conditions of this sentence not applied.

The three conditions that must be satisfied are as follows:

(1) World Omni Financial Corp. remains the servicer under the sale and servicing agreement,

(2) no default by the servicer has occurred and is continuing, and

(3) after providing prior notice, World Omni Financial Corp. does not receive notice from the rating agencies hired by the sponsor to rate the notes, that the cessation of daily deposits will result in a reduction or withdrawal of the then current rating of the notes.

The servicer will also establish and maintain one or more distribution accounts, in the name of the indenture trustee on behalf of the noteholders. The indenture trustee will deposit amounts released from the collection account and the reserve account for distribution to the securityholders into such distribution accounts. The indenture trustee will make distributions to the securityholders from the distribution accounts.

[The servicer will also establish and maintain the accumulation account, in the name of the indenture trustee on behalf of the securityholders. See “—Revolving Period” in this prospectus.

Funds in the Trust Accounts will be invested in eligible investments. Eligible investments are generally limited to investments acceptable to the rating agencies hired by the sponsor to rate the securities as being consistent with the rating of the securities. Eligible investments must generally mature before the related payment date. If required withdrawals from any Trust Account exceed the amount of cash in the Trust Account, a temporary shortfall in the amounts distributed to the related securityholders could result. The average life of the securities could then increase. The indenture trustee will deposit investment earnings on funds in the Trust Accounts into the collection account and those amounts shall be deemed to constitute a portion of Available Funds for the related payment date.

The Trust Accounts may be maintained as either:

(1) a segregated trust account in the corporate trust department of the indenture trustee; or

(2) a segregated account in a depository institution or trust company organized under the laws of the United States or any one of the states thereof, or the District of Columbia (or any domestic branch of a foreign bank), which at all times maintains:

•	a long-term unsecured debt rating, or a certificate of deposit rating acceptable to the applicable rating agencies hired by the sponsor; and

•	its deposits insured by the FDIC.

The depositor expects that the Trust Accounts will be maintained with the indenture trustee so long as they satisfy the requirements above.

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The Servicer

World Omni Financial Corp. will be the servicer under the sale and servicing agreement. The servicer may delegate its servicing responsibilities to one or more subservicers, but will not be relieved of its liabilities with respect thereto.

The servicer will make representations and warranties regarding its authority to enter into, and its ability to perform its obligations under, the sale and servicing agreement and regarding its ability to service the receivables and maintain the security interests of the indenture trustee in the receivables. If an uncured breach of one of those representations or warranties materially and adversely affects any receivables, the servicer will be required to purchase such receivable. Following any purchase of a receivable by the servicer, the receivable will be released from the issuing entity and conveyed to the servicer.

To assure uniform quality in servicing as well as to reduce administrative costs, the indenture trustee will appoint World Omni Financial Corp. as custodian of the receivables and all documents related thereto. The receivables may not be physically segregated from other retail installment sale contracts of the servicer or those which the servicer services for others.

Servicing Procedures

The servicer will service, administer and make reasonable efforts to collect all amounts due on or in respect of the receivables. The servicer will, in a manner consistent with the trust documents, service the receivables generally in accordance with procedures used by the servicer in respect of retail installment sale contracts secured by new and used automobiles and light-duty trucks serviced for its own account. Consistent with its normal procedures, the servicer may, in its sole discretion, grant extensions, rebates or adjustments on a receivable. The sale and servicing agreement generally will provide that no more than [six] extensions may be granted (excluding payment extension programs) and will provide for the timing of the extensions. In the ordinary course of business, the servicer may agree to the modification of an obligor’s monthly payment date. In connection with any such modification in which the payment date is moved to a later date in the month, the obligor is typically required to pay accrued interest relating to the extended payment period. Other than in connection with the Servicemembers Civil Relief Act, the servicer generally may not change the method under which scheduled payments of interest on a receivable are computed. If the servicer violates any of the restrictions described above and the related receivable is materially and adversely affected by the violation, or the servicer extends the date for final payment by the obligor of a receivable beyond the final maturity date of the offered notes, the servicer must purchase the receivable. Following any purchase of a receivable by the servicer, the receivable will be released from the issuing entity and conveyed to the servicer. The servicer may, consistent with its customary servicing procedures, repossess or otherwise convert the ownership of any financed vehicle securing any receivable as to which the servicer shall have determined that eventual payment in full is unlikely. The servicer may sell the financed vehicle securing a defaulted receivable, if any, at a public or private sale, or take any other action permitted by applicable law. We refer you to “Some Legal Aspects of the Receivables.”

During the preceding three years, the servicer has modified its servicing policies and procedures by:

•	updating its list of the various bases that state laws prohibit the servicer from considering in deciding whether to extend credit to, or in determining pricing for, credit applicants;

•	revising the behavioral scoring strategy that is used to assign obligors to risk groups for collection purposes;

•	adopting new policies regarding vendor management, information security, unfair, deceptive, and abusive acts and practices, the Telephone Consumer Protection Act, fair lending and customer complaints; and

•	adopting a new policy documenting, and clarifying the structure of, the servicer’s compliance management system.

Except as set forth above, the servicer has not modified its servicing policies and procedures in any material respect during the preceding three years.

Payments on Receivables

Obligors will generally make payments on the receivables by mail for deposit into a lock box account maintained by the servicer or directly through electronic means. The servicer will deposit all payments it receives on or in respect of the receivables into the collection account not later than two business days after receipt of payment and related payment information regarding where to allocate the payment. Notwithstanding the foregoing, less frequent deposits into the collection account may be made if the following conditions are met:

(1) World Omni Financial Corp. remains the servicer;

(2) no default by the servicer has occurred and is continuing; and

(3) after providing prior notice, World Omni Financial Corp. does not receive notice from the rating agencies hired by the sponsor that the cessation of daily deposits will result in a reduction or withdrawal of the then current rating of the securities.

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In that event, World Omni Financial Corp. need not deposit collections into the collection account by the second business day after receipt, but may use for its own benefit all of those collections until the business day prior to the related payment date, whether or not such funds will be distributed to securityholders, retained in the collection account or deposited in another account on such payment date, at which time World Omni Financial Corp. will make the deposits in an amount equal to the net amount of the deposits and withdrawals which would have been made had the conditions set forth above not been satisfied.

Servicing Compensation

The issuing entity will pay a servicing fee payable to the servicer on each payment date with respect to a collection period which fee is equal to 1/12th of [1.00]% of the principal balance of the receivables as of the first day of such collection period. The servicing fee payable to the servicer on the initial payment date with respect to the initial collection period will be based on the principal balance of the receivables as of the cutoff date and will be pro-rated to compensate for the length of the initial collection period being [longer]/[shorter] than one month. The servicer may also collect and retain supplemental servicing fees (“Supplemental Servicing Fees”) charged to obligors as additional servicing compensation. Supplemental Servicing Fees include late fees, prepayment charges, phone pay fees and other administrative fees or similar charges allowed by applicable law on the receivables collected from obligors during the related collection period. Such amounts are in addition to collections of principal and interest on the receivables and do not reduce the amount of Available Funds available to noteholders. The amount of Supplemental Servicing Fees that the servicer may charge obligors is not limited other than by applicable law.

The servicing fee in respect of a collection period, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be paid to the servicer on the payment date following the collection period out of collections for the collection period before any amounts are made available to make payments to the noteholders. The servicer may elect to defer all or a portion of the servicing fee with respect to a collection period as discussed in “Description of the Trust Documents—Servicing Compensation” in this prospectus.

The servicing fee and additional servicing compensation will compensate the servicer for performing the functions of a third party servicer of automotive receivables as an agent for the issuing entity. Servicing duties include collecting and posting all payments, responding to inquiries of obligors on the receivables, investigating delinquencies, sending payment coupons or invoices to obligors by mail or electronically, reporting tax information to obligors and disposing of financed vehicles after default. The servicing fee also compensates the servicer for administering the receivables, including accounting for collections and furnishing monthly and annual statements as required with respect to a series of securities regarding distributions.

As long as World Omni Financial Corp. believes that sufficient collections will be available from interest collections on one or more future payment dates to pay the servicing fee, World Omni Financial Corp. may, as servicer, elect to defer all or a portion of the servicing fee with respect to the related collection period, without interest. If World Omni Financial Corp. elects to defer all of the servicing fee, the servicing fee for the related collection period will be deemed to equal zero for all purposes of the trust documents.

Servicing of Defaulted Receivables

The sale and servicing agreement provides that the servicer is to exercise discretion, consistent with its customary servicing procedures and the terms of the sale and servicing agreement, in servicing Defaulted Receivables so as to maximize the issuing entity’s realization of Defaulted Receivables. The sale and servicing agreement provides the servicer with complete discretion to choose to sell, or not to sell, any of the issuing entity’s Defaulted Receivables.

Servicer Resignation, Servicer Liability and Servicer Indemnification

Neither the servicer nor any of its directors, officers, employees or agents will be liable to the issuing entity or the securityholders for taking any action or for refraining from taking any action pursuant to the sale and servicing agreement, or for errors in judgment. This provision will not protect the servicer or any of these persons against any liability imposed by reason of negligence, willful misfeasance or bad faith. The servicer is under no obligation to appear in, prosecute, or defend any legal action that is not incidental to its servicing responsibilities under the sale and servicing agreement and that, in its opinion, may cause it to incur any expense or liability.

The servicer may not resign from its obligations and duties under any sale and servicing agreement unless it determines that its duties are no longer permissible under applicable law or regulations. No resignation will become effective until the indenture trustee or a successor servicer has assumed the servicer’s obligations and duties under the sale and servicing agreement. The servicer may not assign the sale and servicing agreement or any of its rights, powers, duties or obligations under the sale and servicing agreement except as otherwise provided or except in connection with a permitted consolidation, merger, conveyance or transfer of its properties and assets.

Any entity into which the servicer may be merged or consolidated, or any entity resulting from a merger or consolidation, or any entity succeeding to the business, property and assets of the servicer will succeed the servicer under the sale and servicing agreement.

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Upon a termination of the servicer, the indenture trustee will select and appoint a successor servicer to perform the outgoing servicer’s duties and undertake its responsibilities and liabilities. The appointed successor servicer must be an established financial institution with a net worth of at least $100,000,000 and whose regular business includes the servicing of contracts. The successor servicer will hold all the rights of the outgoing servicer under the trust documents and will receive compensation mutually agreed upon between the successor servicer and the indenture trustee. The successor servicer shall receive the same compensation as the outgoing servicer, but in no case will the indenture trustee be liable for any difference in compensation between the outgoing servicer and the successor servicer. No successor servicer appointed in accordance with the trust documents may resign from its duties unless the law prohibits it from continuing to perform such duties.

Upon the termination or resignation of the servicer, the outgoing servicer shall transfer all cash amounts that are to be held by the successor servicer to the successor servicer and shall provide the successor servicer with all information regarding the receivables files that is required for the proper servicing of the receivables. All reasonable and documented costs, expenses and fees incurred in connection with the transfer of receivables files to the successor servicer under the provisions described in this paragraph will be paid by the outgoing servicer. The owner trustee and the indenture trustee will provide prompt written notice of any resignation or termination of the servicer to the certificateholders and noteholders, respectively, upon either occurrence.

Servicer Termination Event

A servicer termination event under the related trust documents will include:

(1) any failure by the servicer to deliver to the indenture trustee for deposit in any of the related Trust Accounts any required payment or to direct the trustee to make any required distributions therefrom, which failure continues unremedied for more than five business days after written notice from the trustee is received by the servicer or after discovery by the servicer;

(2) any failure by the servicer or, if the servicer is an affiliate of the depositor, the depositor duly to observe or perform in any material respect any other covenant or agreement of the servicer or depositor, as applicable, in the trust documents which materially and adversely affects the rights of the related securityholders and which continues unremedied for more than sixty days after written notice of the failure:

•	to the servicer by the indenture trustee, or

•	to the servicer, and to the indenture trustee by holders of the controlling securities evidencing at least a majority of the voting rights of the controlling securities; and

(3) events of financial insolvency, readjustment of debt, marshaling of assets and liabilities, or similar proceedings with respect to the servicer or, if the servicer is an affiliate of the depositor, the depositor.

Notwithstanding the foregoing, a delay in or failure of performance referred to under clause (1) above for a period of ten business days or referred to under clause (2) for a period of ninety business days shall not constitute a servicer termination event if such delay or failure could not be prevented by the exercise of reasonable diligence by the servicer and was caused by an act of God or other similar occurrence. Upon the occurrence of any such event, the servicer shall not be relieved from using its best efforts to perform its obligations in a timely manner in accordance with the terms of the trust documents and the servicer shall provide the indenture trustee and the holders of the securities prompt notice of such failure or delay by it, together with a description of its efforts to so perform its obligations.

Rights upon Servicer Termination Event

As long as a servicer termination event under the related trust documents remains unremedied, the indenture trustee or holders of the controlling securities evidencing at least a majority of the voting rights of the controlling securities may terminate all the rights and obligations of the servicer, if any, under the sale and servicing agreement, whereupon a successor servicer appointed by the indenture trustee or, if no successor servicer has been appointed at the time the outgoing servicer ceases to act, the indenture trustee, will become servicer under the trust documents. If the indenture trustee is unwilling or legally unable to so act, it may appoint, or petition a court of competent jurisdiction for the appointment of, a successor servicer. If the servicer termination event is the result of the bankruptcy, or other similar event, of the servicer or the appointment of a bankruptcy trustee, or similar official, the bankruptcy trustee or official may have the power to prevent the trustee or the securityholders from effecting a transfer of servicing.

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Waiver of Past Defaults

The holders of the controlling securities evidencing at least a majority of the voting rights of the controlling securities may, on behalf of all securityholders of the related securities, waive any default by the servicer in the performance of its obligations under the related trust documents and its consequences, except a default in making any required deposits to or payments from any of the Trust Accounts in accordance with the trust documents. No waiver will impair the securityholders’ rights with respect to subsequent defaults.

Distributions

On each payment date, the indenture trustee will transfer collections on the related receivables from the collection account to the distribution accounts for distribution to securityholders. The servicer’s monthly servicing report to the indenture trustee and the noteholders will contain information on the collections, the calculations thereon, and the beginning and ending balances in the accounts for the current payment period; there will be no independent verification regarding the contents of the servicing report.

Allocations and Distributions

On or prior to the business day immediately preceding each payment date, subject to the subordination provisions with respect to the Class B Notes [and the Class C Notes] described in this prospectus, the servicer will instruct the indenture trustee to make the following allocations and distributions on the related payment date, to the extent of the Available Funds [plus funds available from the negative carry account up to the negative carry amount], in the following order of priority, in each case, to the extent of any such funds remaining after application of such funds pursuant to prior clauses:

(1) [pro rata to (a) the swap counterparty, the Monthly Swap Payment Amount and (b)] [to the asset representations reviewer, all fees, expenses and indemnities due to the asset representations reviewer not previously paid by the servicer, up to a maximum amount of $[ ] per year;]

(2) [pro rata (a)] to the holders of the Class A Notes for distribution in respect of interest on the Class A Notes as described under “—Payments to Noteholders,” the Class A Noteholders’ Interest Distributable Amount [and (b) to the swap counterparty, any Senior Swap Termination Payment Amounts];

(3) to the holders of the notes for distribution in respect of principal of the notes as described under “—Payments to Noteholders,” the Noteholders’ First Priority Principal Distributable Amount;

(4) to the holders of the Class B Notes for distribution in respect of interest on the Class B Notes as described under “—Payments to Noteholders,” the Class B Noteholders’ Interest Distributable Amount;

(5) [during the Revolving Period, to deposit into the accumulation account, an amount equal to the Parity Reinvestment Amount, which amount will be available for reinvestment in additional receivables and, following the Revolving Period,] to the holders of the notes for distribution in respect of principal of the notes as described under “—Payments to Noteholders,” the Noteholders’ Second Priority Principal Distributable Amount;

(6) [to the holders of the Class C Notes for distribution in respect of interest on the Class C Notes as described under “—Payments to Noteholders,” the Class C Noteholders’ Interest Distributable Amount;]

[(7) during the Revolving Period, to deposit into the accumulation account, an amount equal to the Parity Reinvestment Amount, which amount will be available for reinvestment in additional receivables and, following the Revolving Period, to the holders of the notes for distribution in respect of principal of the notes as described under “—Payments to Noteholders,” the Noteholders’ Third Priority Principal Distributable Amount;]

[(8)] to the reserve account, the excess, if any, of the Required Reserve Amount over the amount then on deposit in the reserve account;

[(9)] [during the Revolving Period, to deposit into the accumulation account, an amount equal to the excess, if any, of the Target Reinvestment Amount over the amount deposited into the accumulation account pursuant to clause[s] (5) [and (7)] above, which amount will be available for reinvestment in additional receivables]/ to the holders of the notes for distribution in respect of principal of the notes as described under “—Payments to Noteholders,” an amount equal to the Noteholders’ Principal Distributable Amount minus any amounts allocated under clauses [(3)] and [(5)] [and (7)] above;

[(10)] [to the swap counterparty, any Subordinate Swap Termination Payment Amounts;]

[(11) to the asset representations reviewer, all fees, expenses and indemnities due but not paid under clause (1) above;] and

[(12)] to the certificateholders, any remaining amounts.

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In the event that the Available Funds for a payment date are not sufficient to make the full amount of the payments and deposits required by clauses (1) through [(7)] above on that payment date, the indenture trustee shall withdraw from the reserve account on that payment date an amount equal to that shortfall, to the extent of funds available therein, and pay or deposit that amount according to the priorities specified in clauses (1) through [(7)] above. [add for eligible horizontal cash reserve account: Amounts withdrawn from the reserve account will not be paid to World Omni Financial Corp. or any of its affiliates in respect of amounts owing to a noteholder to the extent that World Omni Financial Corp. or any of its affiliates is a noteholder.]

In the event that notes are declared to be due and payable following the occurrence of an event of default under the indenture, Available Funds will be distributed in the following order of priority:

(1) [pro rata to (a) the swap counterparty, the Monthly Swap Payment Amount and (b)] [to the asset representations reviewer, all fees, expenses and indemnities due to the asset representations reviewer not previously paid by the servicer;]

(2) [pro rata (a)] to the holders of the Class A Notes, the aggregate accrued and unpaid interest on each class of the Class A Notes [and (b) to the swap counterparty, any Senior Swap Termination Payment Amounts]

(3) if the notes have been declared to be due and payable as a result of occurrence of an event of default under the indenture as a result of default in payment of any interest on or principal of any note in accordance with the indenture, to the holders of the Class A-1 Notes, the aggregate outstanding principal amount of such class, [and then to the holders of the Class A-2 Notes, Class A-3 Notes and Class A-4 Notes, pro rata, the aggregate outstanding principal amount of each such class of the notes]/[then, to the holders of the Class A-2 Notes, the aggregate outstanding principal amount of such class, then to the holders of the Class A-3 Notes, the aggregate outstanding principal amount of such class, and then to the holders of the Class A-4 Notes, the aggregate outstanding principal amount of such class];

(4) to the holders of the Class B Notes, the accrued and unpaid interest on the Class B Notes;

(5) [to the holders of the Class C Notes, the accrued and unpaid interest on the Class C Notes;]

[(6)] if the notes have been declared to be due and payable as a result of occurrence of an event of default under the indenture other than as a result of default in payment of any interest on or principal of any note in accordance with the indenture, to the holders of the Class A-1 Notes, the aggregate outstanding principal amount of such class, [and then to the holders of the Class A-2 Notes, Class A-3 Notes and Class A-4 Notes, pro rata, the aggregate outstanding principal amount of each such class of the notes] ]/[then, to the holders of the Class A-2 Notes, the aggregate outstanding principal amount of such class, then to the holders of the Class A-3 Notes, the aggregate outstanding principal amount of such class, and then to the holders of the Class A-4 Notes, the aggregate outstanding principal amount of such class];

[(7)] to the holders of the Class B Notes, the outstanding principal amount of the Class B Notes;

[(8) to the holders of the Class C Notes, the outstanding principal amount of the Class C Notes;]

[(9)] [to the swap counterparty, any Subordinate Swap Termination Payment Amounts;] and

[(10)] to the certificateholders, any remaining amounts.

Upon the distribution of any amounts to the certificateholders, the noteholders will not have any rights in, or claims to, these amounts.

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The following chart shows how payments from Available Funds are made on each payment date. (1)

Available Funds
[Pro rata,] [Monthly Swap Payment Amounts] [and] [Asset Representations Reviewer Amounts, which are limited to $[ ] per year prior to accelerated following Event of Default]
R
Acceleration Upon An Event of Default?
No
Yes
Class A Noteholders' Interest Distributable Amount
R
aggregate accrued and unpaid interest on A Class
R
[Senior Swap Termination Payment Amount]
A-1 interest
A-2 interest
A-3 interest
A-4 interest
Noteholders' First Priority Principal Distributable Amount
R
A-1 principal
A-2 principal
A-3 principal
A-4 principal
Class B Noteholders' Interest Distributable Amount
R
B interest
Noteholders' Second Priority Principal Distributable Amount
R
A-1 principal
A-2 principal
A-3 principal
A-4 principal
B principal
[Parity Reinvestment Amount]+
Class C Noteholders' Interest Distributable Amount
R
[C interest]
[Noteholder Third Priority Principal Distributable Amount]
R
[A-1 principal]
[A-2 principal]
[A-3 principal]
[A-4 principal]
[B principal]
[C principal]
[Parity Reinvestment Amount]+
Reserve Account
up to the Required Reserve Amount
[Target Reinvestment Amount+] / Note Distribution Account
difference between the Noteholders Principal Distributable Amounts and the sum of the First [,] [and] Second [and Third] Priority Principal Distributal Amounts (above)
Subordinate Swap Termination Payment Amounts
[Asset Representations Reviewer Amounts exceeding cap above]
Certificateholders
the remainder of Available Funds
(as it may be redeposited to the Collection Account on the written instruction of 100% of the Certificateholders)
Event of Default due to the default in payment of interest or principal on notes?
No
Yes
aggregate accrued and unpaid interest on B Notes
R
B interest
aggregate Outstanding Amount of each A Class
R
A-1 principal
R
A-2 principal
A-3 principal
A-4 principal
R*
A-1 principal
aggregate Outstanding Amount of each A Class
R*
A-2 principal
A-3 principal
A-4 principal
R*
B interest
aggregate accrued and unpaid interest on B Notes
R
B principal
aggregate Outstanding Amount of the B Notes
Subordinate Swap Termination Payment Amounts
(if any)
Certificateholders,
remaining balance
Notes
This chart provides only a simplified overview of the application of interest and principal collections (and other amounts). Please refer to the text of the Prospective Supplement for further description.
R represents amounts that may be withdrawn from the Reserve Account to cover any shortfalls thereon dotted lines connecting payments represent pro rata treatment
* provided that the Event of Default is a payment default
+ [to be added for transactions with a revolving period]

(1) As described in the definition of “Available Funds,” such amounts available for each payment date are reduced by the servicing fee for that payment date and any previously unpaid servicing fees prior to the distributions shown in this chart.

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Payments to Noteholders

On each payment date:

(1) all amounts allocated to the holders of the Class A Notes in respect of interest on the Class A Notes will be paid to the holders of the Class A Notes pro rata based upon the aggregate amount of interest due to the holders of such notes;

(2) all amounts allocated to the holders of the Class B Notes in respect of interest on the Class B Notes will be paid to the holders of the Class B Notes; [and]

(3) [all amounts allocated to the holders of the Class C Notes in respect of interest on the Class C Notes will be paid to the holders of the Class C Notes; and]

[(4)] all amounts allocated to the holders of the notes in respect of principal of the notes will be paid to the holders of the notes in the following order of priority:

•	to the Class A-1 Notes[, pro rata among the Class A-1a Notes and the Class A-1b Notes,] until they are paid in full;

•	to the Class A-2 Notes[, pro rata among the Class A-2a Notes and the Class A-2b Notes,] until they are paid in full;

•	to the Class A-3 Notes[, pro rata among the Class A-3a Notes and the Class A-3b Notes,] until they are paid in full;

•	to the Class A-4 Notes[, pro rata among the Class A-4a Notes and the Class A-4b Notes,] until they are paid in full; [and]

•	to the Class B Notes[, pro rata among the Class B-a Notes and the Class B-b Notes,] until they are paid in full[.][; and]

[•	to the Class C Notes[, pro rata among the Class C-a Notes and the Class C-b Notes,] until they are paid in full.]

In addition, on and after the final scheduled payment date for any class of notes, if any principal amount remains outstanding, the indenture trustee shall apply funds from the reserve account to repay such class of notes in full. [add for eligible horizontal cash reserve account: Amounts withdrawn from the reserve account will not be paid to World Omni Financial Corp. or any of its affiliates in respect of amounts owing to a noteholder to the extent that World Omni Financial Corp. or any of its affiliates is a noteholder.]

The indenture trustee will remit payments to holders of record of the notes as of the close of business on the record date applicable to the payment date. The record date for a particular payment date generally will be the business day immediately preceding that payment date.

If the notes are declared to be due and payable following the occurrence of an event of default, the issuing entity will pay the funds allocated to the holders of the notes to pay principal of the notes in the following order of priority:

(1) to the holders of the Class A-1 Notes until paid in full;

(2) [to the holders of the other Class A Notes pro rata based upon their respective unpaid principal balances until the other Class A Notes have been paid in full]/[to the holders of the remaining Class A Notes sequentially until each class has been paid in full]; [and]

(3) to the holders of the Class B Notes until the Class B Notes are paid in full[.][; and]

[(4) to the holders of the Class C Notes until the Class C Notes are paid in full.]

[Risk Retention] Reserve Account

On the closing date, the servicer will establish and maintain the reserve account in the name of the indenture trustee on behalf of the noteholders. The reserve account will provide protection to the noteholders by adding an additional potential source of funds available to make payments on the securities. On the closing date, the depositor will cause to be deposited into the reserve account cash or eligible investments in the amount of $[      ] (the “Reserve Account Initial Deposit”), which is equal to approximately [  ]% of the aggregate starting principal balance of the [initial] receivables [as of the initial cutoff date] less the YSOC Amount as of the [initial] cutoff date. The indenture trustee will deposit investment earnings on funds in the reserve account, net of losses and investment expenses, into the collection account. [In addition, on each date during the funding period on which subsequent receivables are transferred to the issuing entity, cash or eligible investments in an amount equal to [      ]% of the aggregate starting principal balance of the subsequent receivables as of the related subsequent cutoff date less the YSOC

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Amount of the subsequent receivables as of the related subsequent cutoff date (the “reserve account subsequent transfer deposit”) will be withdrawn from the pre-funding account and deposited into the reserve account.]

The indenture trustee will hold amounts allocated from time to time to the reserve account for the benefit of noteholders. The servicer will instruct the indenture trustee to withdraw funds from the reserve account and apply those funds to make the payments in clauses (1) through [(7)] of the first paragraph under “—Distributions— Allocations and Distributions” above that are not covered by collections on the receivables [, net amounts received by the issuing entity under the Interest Rate [Swaps][Caps] and amounts available from the negative carry account]. In addition, on the final scheduled payment date for any class of notes, if any principal amount remains outstanding, or if the notes are accelerated as a result of a payment default, the indenture trustee will apply funds from the reserve account to repay such class or classes of notes in full. [add for eligible horizontal cash reserve account: Amounts withdrawn from the reserve account will not be paid to World Omni Financial Corp. or any of its affiliates in respect of amounts owing to a noteholder to the extent that World Omni Financial Corp. or any of its affiliates is a noteholder.]

On each payment date, the indenture trustee will deposit into the reserve account up to the Required Reserve Amount, Available Funds remaining after payment of the items specified in clauses (1) through [(7)] under “—Distributions—Allocations and Distributions” above.

If the amount on deposit in the reserve account on any payment date (after giving effect to all deposits therein or other withdrawals therefrom on such payment date) is greater than the Required Reserve Amount for the related payment date, the excess amount will be added to the Available Funds for that payment date.

After the payment in full, or the provision for such payment, of all accrued and unpaid interest on the notes and the outstanding principal amount of the notes, the indenture trustee will distribute any remaining funds in the reserve account to the certificateholders.

The reserve account is intended to enhance the likelihood of receipt by noteholders of the full amount of principal and interest due them and to decrease the likelihood that the noteholders will experience losses. However, in some circumstances, the reserve account could be depleted. If the amount required to be withdrawn from the reserve account to cover shortfalls in collections on the receivables exceeds the amount then allocated to the reserve account, noteholders could incur losses or a temporary shortfall in the amounts distributed to the noteholders could result, which could, in turn, increase the average lives of or decrease the yield on the notes.

[Pre-Funding Account]

[The servicer will establish and maintain the pre-funding account in the name of the indenture trustee for the benefit of the noteholders solely to hold funds to pay to the depositor for additional receivables transferred during the funding period. The “funding period” will be the period from and including the closing date to and including the earliest of (1) the date on which the amount on deposit in the pre-funding account (after giving effect to the acquisition of all subsequent receivables, including any subsequent receivables acquired on that date) is not greater than $100,000, (2) the occurrence of an event of default under the indenture, (3) the occurrence of a servicer default under the sale and servicing agreement, (4) the occurrence of specified events of insolvency with respect to the depositor or the servicer, and (5) the close of business on the last business day of [      ]. The duration of the pre-funding period will not extend beyond one year after the date of issuance of the notes and the amount of proceeds deposited into the pre-funding account will not exceed 25% of the offering proceeds. Any funds on deposit in the pre-funding account and not yet invested in additional receivables will be invested in eligible investments. Monies on deposit in the pre-funding account will not be available to cover losses on or in respect of the receivables.]

[On the closing date, the pre-funding account will be created and the depositor will make an initial deposit of $[      ], which shall equal [      ]% of the aggregate original principal amount of the notes. On each subsequent transfer date during the funding period (1) an amount equal to [      ]% of the starting principal balances of all subsequent receivables transferred to the issuing entity on such subsequent transfer date less the YSOC Amount of those subsequent receivables as of the related subsequent cutoff date will be withdrawn from the pre-funding account and (2) from those funds, an amount equal to the related reserve account subsequent transfer deposit will be deposited into the reserve account and the remainder will be paid to the depositor as payment for such subsequent receivables. If the balance of funds on deposit in the pre-funding account as of the end of the funding period is greater than zero, the issuing entity will apply the remaining pre-funded amount to make a mandatory prepayment of the notes in accordance with the priorities set forth under “The Notes—Payments of Principal” in this prospectus. To the extent required by the rules and regulations of the SEC, information regarding the characteristics of the subsequent receivables and the pool assets will be included in a Form 8-K filed by the issuing entity upon the transfer of subsequent receivables into the trust and information regarding distribution and pool performance will be included in a Form 10-D filed by the issuing entity for each related collection period following such transfer.]

[To the extent funds are deposited into the pre-funding account, the depositor will be obligated to convey subsequent receivables to the issuing entity, subject only to the availability of additional receivables and the satisfaction of certain conditions precedent and the eligibility criteria described under “The Receivable Pool—The Initial Pool” and “—Subsequent Receivables” in

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this prospectus. It is expected that the additional receivables will have an aggregate principal balance approximately equal to the pre-funded amount. In connection with the transfer of subsequent receivables, World Omni Financial Corp. and the depositor will represent that the requirements discussed above are satisfied, but there will be no independent verification to confirm such representations. The underwriting criteria for subsequent receivables will be substantially the same in all material respects as those for the initial receivables. If the pre-funded amount is not fully utilized by the end of the funding period, the remaining pre-funded amount will be applied to prepay securities.]

[Any conveyance of additional receivables to the issuing entity is subject to the satisfaction of the conditions precedent and conditions subsequent specified in this prospectus. If any of these conditions are not met with respect to any additional receivables within the time period specified in this prospectus, World Omni Financial Corp. will be required to repurchase the additional receivables from the issuing entity at the Purchase Amounts. We refer you to “Description of the Trust Documents—Sale and Assignment of Receivables.”]

[Negative Carry Account]

[If there is a funding period, the servicer will establish and maintain the negative carry account in the name of the indenture trustee for the benefit of the noteholders. On the closing date, $[      ] will be deposited into the negative carry account (“negative carry account initial deposit”). The negative carry account initial deposit will equal the Maximum Negative Carry Amount as of the closing date. On subsequent payment dates, the servicer will instruct the indenture trustee to withdraw from the negative carry account and deposit into the collection account an amount equal to the Negative Carry Amount for that payment date. If the amount on deposit in the negative carry account on any payment date, after giving effect to the withdrawal of the Negative Carry Amount for that payment date, is greater than the Maximum Negative Carry Amount for that payment date, the excess will become part of Available Funds. All amounts remaining on deposit in the negative carry account on the payment date immediately following the calendar month in which the last day of the funding period occurs, after giving effect to all withdrawals therefrom on that payment date, will become part of Available Funds.]

Overcollateralization

Overcollateralization represents the amount by which the aggregate principal balance of the receivables held by the issuing entity less the YSOC Amount of those receivables [plus amounts, if any, in the pre-funding account] exceeds the aggregate outstanding balance of the notes. This excess creates credit enhancement by allowing for some amount of losses on the receivables before a shortfall in funds available to make payments on the securities would occur. Overcollateralization as of the closing date is expected to be approximately [      ]% of the aggregate starting principal balance of the [initial] receivables less the YSOC Amount of the [initial] receivables as of the [initial] cutoff date. [Also, on any date on which subsequent receivables are transferred to the issuing entity during the [pre-funding period][Revolving Period], additional overcollateralization will be added to the issuing entity in an amount equal to approximately [      ]% of the aggregate starting principal balance of the subsequent receivables transferred to the issuing entity on that date less the YSOC Amount of those subsequent receivables as of the related cutoff date.]

The application of funds according to clause ([9]) of the first paragraph under “—Distributions—Allocations and Distributions” is designed to increase the level of overcollateralization as of any payment date to a target amount of [(i)] [      ]% of the aggregate principal balance of the receivables as of the end of the related collection period less the YSOC Amount of those receivables as of the last day of the related collection period [for so long as the Class [ ] Notes are outstanding] and (ii) [      ]% of the aggregate principal balance of the receivables as of the end of the related collection period less the YSOC Amount of those receivables as of the last day of the related collection period [after the Class [ ] Notes are paid in full], but not less than [      ]% of the aggregate starting principal balance of the receivables less the YSOC Amount as of the closing date (which will be the YSOC Amount as calculated as of the cutoff date) [plus [ ]% of the aggregate starting principal balance of any subsequent receivables transferred to the issuing entity less the YSOC Amount of those subsequent receivables as of the related cutoff date].

The YSOC Amount

The YSOC Amount, with respect to any calendar month and the related payment date, or with respect to the [initial cutoff date or any subsequent] cutoff date, is the aggregate amount by which the principal balance as of the last day of such calendar month or the [respective] cutoff date of [each of] the related receivables with an annual percentage rate as stated in the related contract of less than the Required Rate, other than a Defaulted Receivable, exceeds the present value, calculated using a discount rate of the Required Rate, of each scheduled payment of each such receivable assuming such scheduled payment is made on the last day of each month and each month has 30 days. This pool overcollateralization will be created on the closing date and each subsequent closing date to provide credit enhancement to compensate for low APRs on certain receivables.

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Indenture

Notwithstanding the description of events of default under the indenture and resulting rights of noteholders in this prospectus under the caption “Description of the Trust Documents—Indenture—Events of Default; Rights upon Events of Default,” until the Class A Notes have been paid in full, the failure to pay interest due on the Class B Notes will not be an event of default under the indenture [and until the Class A Notes and the Class B Notes have been paid in full, the failure to pay interest due on the Class C Notes will not be an event of default under the indenture]. Pursuant to the Trust Indenture Act of 1939, as amended, the indenture trustee may be deemed to have a conflict of interest and be required to resign as indenture trustee for either the Class A Notes or the Class B Notes [or the Class C Notes], as the case may be, if a default occurs under the indenture. In these circumstances, the indenture will provide for one or more successor indenture trustees to be appointed for the Class A Notes and/or the Class B Notes[ and/or the Class C Notes], in order that there be a separate indenture trustee for each class of notes. So long as any amounts remain unpaid with respect to the Class A Notes, only the indenture trustee for the holders of the Class A Notes will have the right to exercise remedies under the indenture, but the holders of the Class B Notes will be entitled to their respective share of any proceeds of enforcement, subject to the subordination of the Class B Notes to the Class A Notes as described in this prospectus, and only the holders of the Class A Notes will have the right to waive events of default under the indenture or servicer defaults or direct or consent to any action to be taken, including sale of the receivables, until the Class A Notes are paid in full. Upon repayment of the Class A Notes in full, all rights to exercise remedies under the indenture will transfer to the indenture trustee for the Class B Notes. [So long as any amounts remain unpaid with respect to the Class A Notes and the Class B Notes, only the indenture trustee for the holders of the Class A Notes and the Class B Notes will have the right to exercise remedies under the indenture, but the holders of the Class C Notes will be entitled to their respective share of any proceeds of enforcement, subject to the subordination of the Class C Notes to the Class A Notes and the Class B Notes as described in this prospectus, and only the holders of the Class A Notes and the Class B Notes will have the right to waive events of default under the indenture or servicer defaults or direct or consent to any action to be taken, including sale of the receivables, until the Class A Notes and the Class B Notes are paid in full. Upon repayment of the Class A Notes and the Class B Notes in full, all rights to exercise remedies under the indenture will transfer to the indenture trustee for the Class C Notes. ] Any resignation of the original indenture trustee as described above with respect to any class of notes will become effective only upon the appointment of a successor indenture trustee for such class of notes and the successor trustee’s acceptance of that appointment.

Each of the holders of the Class B Notes [and the Class C Notes], by accepting its respective interest in a Class B Note [or the Class C Note, as applicable], will be deemed to have consented to any such delay in payment of interest on the Class B Notes [and the Class C Notes] and to have waived its right to institute suit for enforcement of any such payment, in each case in the circumstances and to the extent described above.

Events of Default; Rights upon Event of Default

Events of Default under the indenture will consist of:

•	a default for five business days or more in the payment of any interest on any note;

•	a default in the payment of the principal of or any installment of the principal of any such note when the same becomes due and payable, to the extent funds are available therefor, and on the related final scheduled payment date;

•	a material default in the observance or performance of any covenant or agreement of the issuing entity, subject to notice and cure provisions;

•	any representation or warranty made by the issuing entity being materially incorrect as of the date it was made, subject to notice and cure provisions; or

•	some events of bankruptcy, insolvency, receivership or liquidation of the issuing entity, both voluntary and involuntary.

The indenture generally entitles noteholders to principal only to the extent of amounts deposited in the distribution account. Therefore, the failure to pay principal on a class of notes generally will not result in the occurrence of an Event of Default until the final scheduled payment date for the class of notes.

If an Event of Default should occur and be continuing and is known by an officer of the indenture trustee, the indenture trustee will mail to each noteholder a notice of the Event of Default within 90 days after it occurs. However, if the Event of Default is caused by a default in the payment of principal of or interest on any note, the indenture trustee may withhold this notice as long as a committee of its officers determines that such withholding is in the interest of the noteholders.

If an Event of Default should occur and be continuing with respect to the notes, the indenture trustee or holders of the controlling securities evidencing at least a majority of the voting rights of the controlling securities may immediately declare the notes due and payable. This declaration of acceleration may, under some circumstances, be rescinded by the holders of the controlling securities evidencing at least a majority of the voting rights of the controlling securities.

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If the notes are due and payable following an Event of Default, the indenture trustee may, or at the direction of holders of the controlling securities evidencing at least a majority of the voting rights of the controlling securities shall, institute proceedings to collect amounts due or foreclose on the trust assets, exercise remedies as a secured party, sell the receivables included or elect to have the issuing entity maintain possession of the receivables and continue to apply collections on such receivables as if there had been no declaration of acceleration. The indenture trustee is generally prohibited from selling the receivables following an Event of Default unless:

•	the holders of all the outstanding notes consent to such sale;

•	the proceeds of such sale are sufficient to fully pay the outstanding notes; or

•	the indenture trustee determines that the future collections on the receivables would be insufficient to make payments on the notes and the indenture trustee obtains the consent of the holders of the controlling securities evidencing not less than 66 2/3% of the voting rights of the controlling securities.

If an Event of Default occurs and is continuing with respect to the notes, the indenture trustee is generally under no obligation to exercise any of its rights or powers at the request or direction of any of the holders of such notes, unless the indenture trustee is provided with indemnity reasonably satisfactory to it. Subject to the provisions for indemnification and some limitations contained in the indenture, the holders of the controlling securities evidencing at least a majority of the voting rights of the controlling securities will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee. Holders of the controlling securities evidencing at least a majority of the voting rights of the controlling securities may, generally, waive any default with respect to the notes, except a default in the payment of principal or interest or a default with respect to a covenant or provision which cannot be modified without the consent of each holder.

No holder of a note will have the right to institute any proceeding with respect to the indenture, unless:

•	the holder previously has given to the indenture trustee written notice of a continuing Event of Default;

•	the holders of the controlling securities evidencing not less than 25% of the voting rights of the controlling securities have made a written request to the indenture trustee to institute such proceeding in its own name as indenture trustee;

•	the holder or holders have offered such indenture trustee indemnity reasonably satisfactory to it;

•	the indenture trustee has for 60 days failed to institute such proceeding; and

•	no direction inconsistent with the written request has been given to the indenture trustee during the 60-day period by the holders of the controlling securities evidencing at least a majority of the voting rights of the controlling securities.

In addition, the indenture trustee and the holders of notes, by accepting such notes, will covenant that they will not at any time institute against the issuing entity any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

If an Event of Default shall occur, to the extent the Indenture Trustee has a conflicting interest including, without limitation, affiliation with any underwriter of a series as described in the Trust Indenture Act of 1939, as amended, the Indenture Trustee shall resign as required thereby.

Material Covenants

The issuing entity may not consolidate with or merge into any other entity, unless the issuing entity meets specific conditions, including that the rating of the notes then in effect would not be reduced or withdrawn by the rating agencies hired by the sponsor to rate the notes as a result of such merger or consolidation.

The issuing entity will make negative covenants. These covenants generally provide that the issuing entity will not:

•	sell, transfer, exchange or otherwise dispose of any of the trust assets, except as expressly permitted by the trust documents or some related documents with respect to the issuing entity;
•	claim any credit on or make any deduction from the principal and interest payable in respect of the notes, other than amounts withheld under the Internal Revenue Code or applicable state law, or assert any claim against any present or former holder of such notes because of the payment of taxes levied or assessed upon the issuing entity;
•	dissolve or liquidate in whole or in part;
•	permit the validity or effectiveness of the indenture to be impaired or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted by the indenture;
•	permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance to be created on or extend to or otherwise arise upon or burden the trust assets or any part of the trust assets, or any interest in the trust assets or the proceeds of the trust assets, except for certain permitted liens; or
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•	permit the lien of the indenture not to constitute a valid first priority security interest, except for certain permitted liens.

The issuing entity will engage only in the activities specified in this prospectus. The issuing entity will not incur, assume or guarantee any indebtedness other than indebtedness incurred pursuant to the notes, the indenture or other related documents.

Annual Compliance Statement

The issuing entity will be required to file annually with the related indenture trustee a written officer’s statement as to the fulfillment of its obligations under the indenture which, will include a statement that to the best of the officer’s knowledge, the issuing entity has complied with all conditions and covenants under the indenture throughout that year, or, if there has been a default in the compliance of any condition or covenant, specifying each default known to that officer and the nature and status of that default.

Indenture Trustee’s Annual Report

The indenture requires the indenture trustee, if required by the Trust Indenture Act of 1939, to deliver each year to all noteholders a brief report relating to its eligibility and qualification to continue as indenture trustee under the indenture, any amounts advanced by it under the indenture, the amount, interest rate and maturity date of any indebtedness owing by the issuing entity to the indenture trustee in its individual capacity, the property and funds physically held by such indenture trustee as such and any action taken by it that materially affects the notes and that has not been previously reported.

Modification of Indenture

The issuing entity and the indenture trustee may, with the consent of the holders of at least a majority of the outstanding amount of the controlling securities, execute a supplemental indenture to add provisions to, change in any manner or eliminate any provisions of, the indenture, or modify in any manner the rights of the noteholders, except the consent of each holder of outstanding notes affected thereby will generally be required to:

•	change the due date of any installment of principal of or interest on any such note, or reduce its principal amount, interest rate or the redemption price;

•	impair the right to institute suit for the enforcement of some provisions of the indenture regarding payment or otherwise terminate or impair the lien of the indenture trustee on the trust assets;

•	reduce the percentage of the aggregate amount of the outstanding notes required to consent to supplemental indentures or to waive compliance or defaults;

•	liquidate the receivables when the proceeds of such sale would be insufficient to fully pay outstanding notes; or

•	terminate the lien of the indenture on any collateral or deprive the holder of the security afforded by the lien of the indenture.

The issuing entity and the indenture trustee may, without obtaining the consent of the noteholders but with prior notice to the rating agencies hired by the sponsor to rate the notes, execute a supplemental indenture to correct or amplify descriptions of property, evidence succession of the issuing entity, add to the covenants of the issuing entity, convey or transfer property to the indenture trustee, cure any ambiguity or inconsistency in the indenture, evidence and provide for a successor trustee, modify provisions necessary under applicable law or correct any manifest error in the terms of the related indenture as compared to the terms set forth in this prospectus.

The issuing entity and the indenture trustee may also, without obtaining the consent of the noteholders, execute a supplemental indenture to add any provisions to or change in any manner or eliminate any of the provisions of the indenture or of modify in any manner the rights of such noteholders. Such a supplemental indenture will not materially and adversely affect the interest of any noteholder as evidenced by an officer’s certificate to that effect or no notice from any rating agency hired by the sponsor then rating the related notes shall have been received that the amendment will result in a reduction in or withdrawal of its rating.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the trust assets securing the notes upon the delivery to the indenture trustee for cancellation of all such notes or, with some limitations, upon deposit with such indenture trustee of funds sufficient for the payment in full of principal and accrued interest on such notes; the payment of all other sums due under the indenture and the delivery to the indenture trustee of an officer’s certificate and opinion of counsel stating that all conditions precedent for the satisfaction and discharge of the indenture have been complied with.

The Indenture Trustee

The indenture trustee may resign at any time, in which event the servicer will appoint a successor trustee. The issuing entity may also remove any indenture trustee if that indenture trustee ceases to be eligible to continue as an indenture trustee under the indenture or if that indenture trustee becomes insolvent. In those circumstances, the issuing entity will appoint a successor trustee for the notes. Any resignation or removal of the indenture trustee and appointment of a successor trustee does not become effective until acceptance of the appointment by the successor trustee.

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Reports to Noteholders

On or prior to each payment date, the indenture trustee will post to its internet website described in “The Issuing Entity—The Indenture Trustee” in this prospectus, a statement prepared by the servicer setting forth the following:

(1) the amount of the distribution allocable to principal of each class of notes;

(2) the amount of the distribution allocable to interest on each class of notes;

(3) the principal balance of the receivables pool as of the last day of the related collection period;

(4) the aggregate principal balance of, and the note pool factor for, each class of notes as of the last day of the preceding collection period, after giving effect to payments of principal under (1) above;

(5) the amount of the servicing fee paid to the servicer with respect to the related collection period, the amount of any unpaid servicing fees and the change in the amount from that of the prior payment date;

(6) the number and the aggregate purchase amount of receivables repurchased by World Omni Financial Corp. or purchased by the servicer.

(7) the Noteholders’ First Priority Principal Distributable Amount, if any, for the related payment date;

(8) the Noteholders’ Second Priority Principal Distributable Amount, if any, for the related payment date[, and the Noteholders’ Third Priority Principal Distributable Amount, if any, for the related payment date];

(9) the Noteholders’ Principal Distributable Amount for the related payment date;

(10) the interest rate [(including One-Month LIBOR, as applicable)] for each of the Class A-1 Notes, Class A-2 Notes, Class A-3 Notes, Class A-4 Notes[,][and] Class B Notes [and the Class C Notes] for the related payment date;

(11) the amount of any interest carryover shortfall on the related payment date;

(12) the balance of the reserve account [and the risk retention reserve account] after giving effect to deposits and withdrawals to be made on that payment date;

(13) the Overcollateralization Target Amount for the related payment date;

(14) the number and amount of receivables at the beginning and end of the related collection period, the weighted average annual percentage rate of the receivables and the weighted average remaining term of the receivables;

(15) delinquency, repossession and loss information on the receivables for the related collection period, and whether the Delinquency Trigger occurred;

(16) [the balance of the pre-funding account after giving effect to withdrawals to be made on the related payment date;]

(17) [the balance of the negative carry account after giving effect to withdrawals to be made on the related payment date;]

(18) [the Monthly Swap Payment Amount, the Senior Swap Termination Payment Amount and the Subordinate Swap Termination Payment Amount, if any];

(19) the YSOC Amount for the related payment date; [and]

(20) a material change in the depositor’s retained interest in the securitization transaction[.][;]

(21) [the amount, if any, reinvested in additional receivables during the Revolving Period, if any;]

(22) [if applicable, whether the Revolving Period has terminated early due to the occurrence of an Early Amortization Event; and]

(23) [if applicable, the balance in the accumulation account, after giving effect to changes in that accumulation account on that date.]

[To be added for offerings after December 24, 2016: The first statement will also include [the percentage of each class of notes retained by the depositor on the closing date, if that percentage is materially different than [ ]%] [the fair value of [the Class [ ] notes and] the certificates as a percentage of the sum of the fair value of the notes and the certificates and the fair value of the certificates as a dollar amount as of the closing date, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value], as described in “Credit Risk Retention.”]

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The report will indicate each amount described in clauses (7), (8), (9) and (11) above in the aggregate and as a dollar amount per $1,000 of original principal balance of a class of notes. DTC will supply these reports to noteholders in accordance with its procedures

After the end of each calendar year, the indenture trustee will mail, to each person who was a noteholder during the year, a statement (based on information prepared by the servicer) containing certain information needed in the preparation of federal income tax returns.

Noteholder Communication

A beneficial owner of notes may send a written request to the issuing entity or to the servicer, on behalf of the issuing entity, stating that such beneficial owner is interested in communicating with other beneficial owners of notes about the possible exercise of rights under the transaction documents. A beneficial owner of notes should send its request to [add address for receipt of written requests]. The requesting beneficial owner must include in the request a description of the method by which other beneficial owners of notes may contact the requesting beneficial owner. The trust will promptly deliver any such request to the servicer. On receipt of a communication request, the servicer will include in the Form 10-D related to the collection period in which the communication is received the following information:

•       a statement that the trust received a communication request;

•       the date the request was received;

•       the name of the requesting beneficial owner of notes;

•       a statement that the requesting beneficial owner of notes is interested in communication with other beneficial owners of notes about the possible exercise of rights under the transaction documents; and

•       a description of the method by which the other beneficial owners of notes may contact the requesting beneficial owner of notes.

The servicer will bear any costs associated with including the above information in the Form 10-D. The beneficial owners of notes will pay any costs associated with communicating with other beneficial owners, and no other transaction party, including the issuing entity, will be responsible for such costs. The beneficial owners of notes will not be required to indemnify any transaction party, including the issuing entity, in connection with exercising the communication right described under this “—Noteholder Communication” heading.

In order to make a request or demand or to provide notice to the trust, the owner trustee, the indenture trustee, the depositor, the sponsor or the servicer under the transaction documents, the requesting party must either be a noteholder of record or must provide a written certification stating that it is a beneficial owner of a note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note.

Evidence as to Compliance

Annually, the servicer will make available to the issuing entity and the indenture trustee an officer’s certificate stating that to the best of such officer’s knowledge the servicer has complied with the servicing criteria set forth in the relevant SEC regulations for asset-backed securities transactions, including Item 1122 of Regulation AB, throughout the preceding twelve months or such shorter period as shall have elapsed since the closing date. If there has been a default in the fulfillment of any of these obligations, the officer’s certificate will describe the default. The servicer also will agree to give the indenture trustee notice of defaults by the servicer under the sale and servicing agreement.

The servicer will also furnish to the issuing entity and indenture trustee a statement from a firm of independent public accountants that attests to, and reports on, the assessment made by the servicer of compliance with the specified servicing criteria described above, during the preceding twelve months, relating to the servicing of receivables.

Securityholders may obtain copies of the statements and certificates by written request addressed to the indenture trustee.

Administration Agreement

World Omni Financial Corp. will serve as the administrator under the administration agreement among the issuing entity, the depositor, the indenture trustee and World Omni Financial Corp. World Omni Financial Corp., as administrator, will perform certain of the duties of the owner trustee and the issuing entity that are assigned to it under the administration agreement and will provide additional services as are prescribed under the terms of the other trust documents. Significant duties of the administrator will be to monitor the performance of the issuing entity and to advise the owner trustee when action is necessary to comply with the respective duties and obligations of the issuing entity and the owner trustee under the trust documents. In furtherance of the foregoing, the administrator will take any appropriate action that is required to be taken by the issuing entity and/or the owner trustee pursuant to the trust documents. However, the administrator will not take any action with regard to any “material matter,” as defined in the administration agreement, unless the trust documents authorize such action and the administrator has notified the owner trustee of the proposed action within a reasonable time. Except as otherwise noted in the trust documents, the administrator will not be obligated to make any payments to noteholders under any of the trust documents.

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Description of the Certificates

The certificates will represent fractional undivided interests in the trust and will be issued pursuant to the trust agreement. The certificates are not being offered hereby and all of the certificates, representing 100% of the equity in the issuing entity, will initially be held by the depositor, which may thereafter sell the certificates. [The certificates will not bear interest.]

Trustee Indemnification and Trustee Resignation and Removal

Owner Trustee

In addition to receiving compensation for its services, the owner trustee will be indemnified by the depositor, through the administrator, for any costs, expenses and disbursements that are imposed on the owner trustee relating to the trust documents, the owner trust estate and its administration or the action or inaction of the owner trustee. However, the owner trustee will not be indemnified for costs arising from its own willful misconduct or negligence, its failure to perform certain express obligations in the trust documents, any inaccuracy in its express representations and warranties or its own federal and state taxes.

The owner trustee may resign at any time by giving notice to the administrator and the administrator may remove the owner trustee at any time if the owner trustee is not able to legally act under the trust documents, has failed to resign after request of the administrator or if the owner trustee is adjudged bankrupt or insolvent or is otherwise not in control of its property or affairs.

Upon the resignation or removal of the owner trustee, the administrator will appoint a successor owner trustee and will provide notice of the resignation or removal of the owner trustee and the acceptance of appointment by the successor owner trustee to the certificateholders, the noteholders, the indenture trustee [, the swap counterparty] and the rating agencies hired by the sponsor. Any successor owner trustee must at all times: (1) be a corporation that satisfies the provisions of Section 12-3807(a) of the Statutory Trust Act and be authorized to exercise corporate trust powers, (2) have a combined capital and surplus of at least $50,000,000 and (3) have (or have a parent which has) a long-term rating in any generic rating category which signifies investment grade by each rating agency hired by the sponsor or a rating otherwise acceptable to each such rating agency. Any costs associated with the resignation or removal of the owner trustee will be paid by the administrator.

Indenture Trustee

In addition to receiving reasonable compensation, the indenture trustee will be reimbursed by the depositor, through the administrator, for the costs and expenses it incurs in connection with the performance of its duties under the indenture and the administration of the issuing entity. The indenture trustee will be indemnified by the issuing entity or the administrator for any loss, liability or expense it incurs in connection with the performance of its duties under the indenture and the administration of the issuing entity. However, the indenture trustee will not be indemnified for any loss, liability, expense or cost determined to have been caused by its own willful misconduct, negligence or bad faith.

The indenture trustee may resign at any time by giving notice to the issuing entity [and the swap counterparty]. The indenture trustee must resign after an event of default if resignation of the indenture trustee is required under the Trust Indenture Act of 1939, as amended, and the indenture trustee will bear all costs of procuring a successor indenture trustee within 90 days of such event of default. The indenture trustee may be removed by the issuing entity at any time if the indenture trustee fails to comply with section 6.11 of the indenture, is adjudged bankrupt or insolvent or is otherwise incapable of legally acting under the trust documents. The indenture trustee may also be removed by the noteholders if (1) it fails to comply with section 6.11 of the indenture and the noteholders petition a court of proper jurisdiction to remove the indenture trustee and appoint a successor or (2) the holders of at least a majority of the outstanding amount of controlling securities desire to remove the indenture trustee and appoint a new indenture trustee by notifying the indenture trustee of their decision and action.

The administrator, on behalf of the issuing entity, will appoint any successor indenture trustee except in the case of the outgoing indenture trustee’s removal by at least a majority of the holders of the outstanding controlling securities pursuant to item (2) in the preceding paragraph. Any successor indenture trustee must at all times (1) satisfy the requirements of Section 310(a) of the Trust Indenture Act of 1939, as amended, (2) have a combined capital and surplus of at least $50,000,000 and (3) be rated at least [     ] by [      ] and [      ] by [      ]. Any successor indenture trustee will deliver a written acceptance of its appointment to the outgoing indenture trustee and the issuing entity and will deliver a notice of its succession to the Noteholders [and the swap counterparty]. Any costs associated with the resignation or removal of the indenture trustee (except in connection with an event of default as described in the previous paragraph) will be paid by the administrator.

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[Interest Rate [Swaps][Caps]]

[The issuing entity will enter into one or more interest rate [swaps][caps] with [      ] (the “[      ]”), as the [swap][cap] counterparty, to hedge its floating rate interest obligations with respect to any of [the Class [            ] Notes].]

[Under each Interest Rate Swap, the issuing entity will receive payments at a rate determined by reference to One-Month LIBOR, which is the basis for determining the amount of interest due on [the Class [            ] Notes]. Under the Interest Rate Swaps, on each payment date, (1) the issuing entity will be obligated to pay the swap counterparty the applicable fixed interest rate set forth below on the basis of a 360-day year of twelve 30-day months on a notional amount equal to the outstanding principal balance of the related class of floating rate notes as of the preceding payment date or, in the case of the initial payment date, the original principal amount of the related class of floating rate notes on the closing date, and (2) the swap counterparty will be obligated to pay to the issuing entity a floating interest rate of One-Month LIBOR for the related payment date plus the applicable spread set forth below on a notional amount equal to the outstanding principal balance of the related class of floating rate notes as of the preceding payment date or, in the case of the initial payment date, the original principal amount of the related class of floating rate notes on the closing date.]

[The fixed rates to be used in calculating the issuing entity’s payments under the Interest Rate Swaps related to [the Class [      ] Notes] will be equal to       [      %] per annum. The spread to be used in calculating the swap counterparty’s payments under the Interest Rate Swaps related to [the Class [            ] Notes] will be equal to [        %].]

[On each Payment Date, the amount the issuing entity will be obligated to pay will be netted against the amount payable by the swap counterparty under the Interest Rate Swaps. Only the net amount will be payable by the issuing entity or the swap counterparty, as applicable.]

[Under each Interest Rate Cap, on the business day prior to the payment date, the cap counterparty will be obligated to pay the issuing entity an amount equal to the excess of the interest rate on each class or tranche of floating rate notes over an interest rate equal to a strike price specified in the related Interest Rate Cap, which amount will not be less than zero. The obligations of the cap counterparty under the Interest Rate Caps are unsecured.]

[The Interest Rate [Swaps][Caps] provide for specified events of default [and termination events.] [Events of default applicable to the issuing entity under the Interest Rate Swaps include [the failure to make payments due under the Interest Rate Swaps, the occurrence of certain bankruptcy-related events and a merger by the issuing entity without an assumption of its obligations under the Interest Rate Swaps].] [There will not be any events of default applicable to the issuing entity under the Interest Rate Caps.] [Events of default applicable to the [swap][cap] counterparty include[ the failure by the [swap][cap] counterparty to make payments due under the Interest Rate [Swap][Cap], the breach by the [swap][cap] counterparty of the agreement evidencing the  Interest Rate [Swap][Cap] and the occurrence of certain bankruptcy-related events and a merger by the [swap][cap] counterparty without an assumption of its obligations under the Interest Rate [Swap][Cap]]. In addition, termination events, including illegality, specified tax events, the acceleration of the notes after the occurrence of an event of default and an amendment to the transaction documents that is adverse to the swap counterparty is made without the swap counterparty’s consent, will apply to the issuing entity.]

[In the event that the [swap][cap] counterparty’s long-term or short-term ratings cease to be at the levels required by [insert rating agencies], the [swap][cap]counterparty will be obligated to obtain a guaranty from or assign its rights and obligations under the Interest Rate [Swaps][Caps] to another party reasonably acceptable to the issuing entity or post collateral to maintain the ratings of the notes. [Insert description of any additional rating agency requirements.] If the [swap][cap] counterparty has not taken one of the actions specified above within the specified time, the issuing entity may terminate the Interest Rate [Swaps][Caps].]

[If an event of default or a termination event occurs under the Interest Rate [Swaps][Caps], the non-defaulting party or the relevant affected party, as applicable, may elect to terminate the Interest Rate [Swaps][Caps]. In the event of the termination of the Interest Rate Swaps, a termination payment may be due (1) to the swap counterparty by the issuing entity out of funds that would otherwise be available to make distributions to the noteholders or the certificateholders or (2) to the issuing entity by the swap counterparty. The amount of the termination payment will be based on market quotations of the cost of entering into a similar swap transaction, in accordance with the procedures set forth in the Interest Rate Swaps. The termination payment could be substantial if market interest rates and other conditions have changed materially since the issuance of the notes.]

[The swap counterparty will have the right to consent to amendments under the indenture, the receivables purchase agreement, the sale and servicing agreement, the trust agreement, the administration agreement and the swap counterparty rights agreement, other than amendments that do not materially and adversely affect the interests of the swap counterparty.]

[The [Swap][Cap] Counterparty]

[[            is the [swap][cap] counterparty. It is organized as a             under the laws of             . [To be inserted: description of the general character of the business of the [swap][cap]counterparty].]

[The long-term credit rating assigned to the [swap][cap]counterparty by [            ] is currently “[            ]” and by [            ] is currently “[            ].” The short-term credit rating assigned to the [swap][cap]counterparty by [            ] is currently “[            ]” and by [            ] is currently “            .”]

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[Upon the occurrence of an event of default or termination event specified in the interest rate [swap][cap]agreement, the interest rate [swap][cap] agreement may be replaced with a replacement interest rate [swap][cap] agreement as described under “The Description of the Trust Documents—Interest Rate [Swap][Cap].”]

[[Swap][Cap] Agreement Significance Percentage]

[Based on a reasonable good faith estimate of maximum probable exposure calculated in accordance with World Omni Financial Corp.’s general risk management procedures, the significance percentage of the Interest Rate [Swap][Cap] is less than 10%.] [To be inserted if applicable — financial information required by Item 1115 of Regulation AB to the extent any provider of derivative instruments is liable or contingently liable to provide payments representing 10% or more of the cash flow.]

Amendments

The requirements of amending the indenture may be found in “Description of the Trust Documents—Indenture—Modification of Indenture.” Generally each of the other trust documents may be amended by the parties to that agreement without the consent of the indenture trustee or the holders of the notes for the purpose of curing any ambiguity or correcting or supplementing any of the provisions of those trust documents or of adding, changing, modifying or eliminating any of the provisions of those trust documents. These amendments require:

•	after providing prior notice, no rating agency hired by the sponsor then rating the related securities shall have notified the sponsor that the amendment will result in a reduction in or withdrawal of its rating on the securities of that class; or

•	the delivery by the servicer of an officer’s certificate stating that the amendment will not materially and adversely affect the interest of any holder of the affected securities.

In addition, the depositor, the servicer, the issuing entity and the applicable trustee, with the consent of the holders of the controlling securities evidencing at least a majority of the voting rights of the controlling securities, unless the interests of the noteholders are not materially and adversely affected thereby, and the consent of the certificateholders evidencing at least a majority of the percentage interest in the certificates, unless the interests of the certificateholders are not materially and adversely affected thereby, may amend any of the trust documents other than the indenture for the purpose of adding, changing, modifying or eliminating any of the provisions of the trust documents. The consent of all holders of the notes is required, however, for any amendment that:

•	increases or reduces the amount or priority of, or accelerates or delays the timing of, collections of payments on the related receivables or distributions to holders of the offered notes; or

•	reduces the required percentage of the offered notes which are required to consent to these amendments.

Bankruptcy of the Issuing Entity

Each of the owner trustee, the indenture trustee, the depositor, every certificateholder and every noteholder will covenant on its own behalf that it will not at any time institute against the issuing entity any involuntary bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

To the fullest extent permitted by law, the owner trustee will not institute, or consent to the institution of, any proceedings to have the issuing entity declared or adjudicated bankrupt or insolvent and will not take any other voluntary Bankruptcy Action against the issuing entity. In addition, while the Indenture is in effect, the certificateholders will not take any voluntary Bankruptcy Action against the issuing entity.

Termination

With respect to each issuing entity, the obligations of the servicer, World Omni Financial Corp., and the applicable trustee pursuant to the related trust documents will terminate upon the earlier to occur of:

•	all amounts required to be paid to the securityholders pursuant to the trust documents have been paid or set aside for payment; and

•	all monies or other property or proceeds of the issuing entity have been distributed in accordance with the related trust documents.

Any outstanding securities of the related series will be redeemed concurrently with the events specified above. The resulting distribution to the related securityholders of proceeds may affect the prepayment rate of the securities.

Voting Rights; Controlling Securities

Voting rights will be exercised by the holders of the controlling securities. Holders of senior securities may be the controlling securities until they are repaid in full. Notes owned by the issuing entity, any other obligor upon the notes, the depositor or any affiliate of any of the foregoing persons will be disregarded and deemed not to be outstanding in determining whether the holders of the requisite outstanding amount of the controlling securities have given any request, demand, authorization, direction, notice, consent or waiver under any related transaction document.

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[CREDIT RISK RETENTION]

[To be added for offerings after December 24, 2016:]

[The risk retention regulations in 17 C.F.R. Part 246 (“Regulation RR”) require the sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the receivables. The depositor is a wholly-owned affiliate of World Omni Financial Corp. and will retain the required economic interest in the credit risk of the receivables to satisfy the sponsor’s requirements under Regulation RR.]

[Combination Vertical and Horizontal Interest Option]

[The depositor will satisfy the risk retention requirements of Regulation RR by retaining a combination of an “eligible vertical interest” and an “eligible horizontal residual interest” under Regulation RR[, including by depositing funds into the risk retention reserve account]. The depositor expects that the percentage of the “eligible vertical interest” and the percentage of the fair value of the “eligible horizontal residual interest” [, including any amounts on deposit in the risk retention reserve account,] will equal at least [five].]

[Include following disclosure for both Eligible Vertical Interest Option and Eligible Horizontal Residual Interest Option:]

[Eligible Vertical Interest Option]

[[The depositor’s retention of [  ]% of each class of notes and the certificates satisfies the requirements for an “eligible vertical interest” under Regulation RR.][The depositor’s retention of a single vertical security, which will have an initial principal balance of $[●] (which equals [●]% of the aggregate principal balance of the notes and certificates) and which will be entitled to receive [●]% of all payments on the notes and the certificates, satisfies the requirements for an “eligible vertical interest” under Regulation RR.]] The depositor, or another majority-owned affiliate of World Omni Financial Corp., is required to retain this interest until the later of two years from the closing date, the date the aggregate principal balance of the receivables is one-third or less of the aggregate starting starting principal balance of the receivables, or the date the outstanding principal amount of the notes is one-third or less of the original outstanding principal amount. World Omni Financial Corp., the depositor or any of their affiliates may not hedge the retained interest during this period. If the percentage of each class of notes and the certificates retained by the depositor on the closing date is materially different than [  ]%, World Omni Financial Corp. will include the retained percentage in the first investor report.]

[By retaining the “eligible vertical interest,” the depositor will be a noteholder of [  ]% of each class of notes and will be entitled to receive [  ]% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear   % of those losses. Each class of notes retained by the depositor as part of the “eligible vertical interest” will have the same terms as all other notes in that class, except that the notes retained by the depositor will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document.  For a description of the notes, and thus of the “eligible vertical interest,” and the credit enhancement available for notes, you should read “Description of the Notes” and “Description of the Trust Documents.”]

[Eligible Horizontal Residual Interest Option]

[Eligible Horizontal Cash Reserve Account]

[In order to satisfy in part its risk retention obligations, World Omni Financial Corp. will cause the issuing entity to establish on the closing date a reserve account in the name of the indenture trustee for the benefit of the noteholders. This [risk retention reserve account][reserve account] is structured to be an eligible horizontal cash reserve account and will be funded by the retention of a portion of the purchase price for the offered notes on the closing date in the amount equal to $[   ]. [The risk retention reserve account will be established in addition to, and be administered separately from, the reserve account described under “Description of the Trust Documents—Distributions—Reserve Account”.]  Funds on deposit in the [risk retention] reserve account may not be used to pay amounts due and payable on the notes held by World Omni Financial Corp. or an affiliate of World Omni Financial Corp. For all other purposes, the [risk retention] reserve account may be used to make any payments that are due as described under “Description of the Trust Documents—Distributions” in this prospectus but are otherwise unpaid, including each of the notes on the final scheduled distribution date to the extent collections on the receivables are insufficient to make such payments.]

[Eligible Horizontal Residual Interest]

[The depositor’s retention of [the Class [   ] Notes and] the certificates of the trust[, together with the required amounts in the risk retention reserve account,] satisfies the requirements for an “eligible horizontal residual interest” under Regulation RR. The fair value of [the Class [  ] Notes and] the certificates[, together with the required amounts in the risk retention reserve account,] is expected to represent at least [5]% of the sum of the fair value of the notes and the certificates on the closing date. The depositor, or another majority-owned affiliate of World Omni Financial Corp., is required to retain [the Class [  ] Notes and] the certificates until the later of two years from the closing date, the date the aggregate principal balance of the receivables is one-third or less of the aggregate starting principal balance, or the date the outstanding principal amount of the notes is one-third or less of the original outstanding principal

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amount. World Omni Financial Corp., the depositor or any of their affiliates may not hedge the retained interest during this period.]

[In general, the certificates represent the right to the overcollateralization, amounts in the reserve account[, the risk retention reserve account] and excess spread not needed to make payments on the notes or cover losses on the receivables. [Also, payments on principal of and interest on the Class [  ] Notes is subordinated to the payment of and interest on the more senior classes of notes.]  Because the certificates are subordinated to each class of notes [and the Class [  ] Notes are subordinated to each of the other classes of notes] and are only entitled to amounts not needed on a payment date to make payments on more senior interests issued by the trust or to make other required payments or deposits according to the priority of payments described in “Description of the Trust Documents—Distributions,” the certificates [and the Class [  ] Notes] absorb[s] all losses on the receivables before any losses are incurred by the more senior interests issued by the trust. For a description of certain material terms of [the Class [  ] Notes] and the certificates, including with respect to their payment priority and rights upon an event of default, see [“Description of the Notes”, “Description of the Trust Documents—Indenture”,] “Description of the Trust Documents—Distributions” and “Description of the Trust Documents—Description of the Certificates” in this prospectus.  [For a description of certain material terms of the risk retention reserve account, see “Description of the Trust Documents—Distributions” and “Description of the Trust Documents—Reserve Account.”]  For a description of the credit enhancement available for the notes, including the excess spread and overcollateralization, you should read “Description of the Trust Document—Reserve Account”, “—Overcollateralization” and “—The YSOC Amount.”]

[The fair value of the notes and the certificates is summarized below:]

Class of Securities	Fair Value	Fair Value (as a percentage)
Class A Notes	[ ]	[ ]	%
Class B Notes	[ ]	[ ]	%
[Class C Notes	[ ]	[ ]	%]
Certificates	[ ]	[ ]	%
Total	[ ]	[ ]	%

[The sponsor determined the fair value of the notes[, the risk retention reserve account] and the certificates using a fair value measurement framework under generally accepted accounting principles. In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs.]

•  [Level 1 — inputs include quoted prices for identical instruments and are the most observable,

•  Level 2 — inputs include quoted prices for similar instruments and observable inputs such as interest rates and yield curves, and

•  Level 3 — inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.]

[The fair value of the notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments.  The fair value of the notes is assumed to be equal to the initial principal amount, or par. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:]

Class of Notes	Interest Rate
Class A-1[a/b] Notes	[ ]%/One-Month LIBOR plus [ ]%
Class A-2[a/b] Notes	[ ]%/One-Month LIBOR plus [ ]%
[Class A-2b Notes]	[ ]%/One-Month LIBOR plus [ ]%
Class A-3[a/b]Notes	[ ]%/One-Month LIBOR plus [ ]%
Class A-4[a/b] Notes	[ ]%/One-Month LIBOR plus [ ]%
Class B[a/b] Notes	[ ]%/One-Month LIBOR plus [ ]%
[Class C[a/b] Notes	[ ]%/One-Month LIBOR plus [ ]%]

[These interest rates are estimated based on recent pricing of similar transactions and market-based expectations for interest rates and credit risk.]

[The fair value of the risk retention reserve account is considered Level 1 in the hierarchy as its consists of a cash balance.]

[The fair value of the certificates is categorized within Level 3 of the hierarchy as inputs to the fair value calculation are generally not observable.  To calculate the fair value of the certificates, World Omni Financial Corp. prepared a valuation model. This model forecasts future interest and principal payments of the pool of receivables, the interest and principal payments on each class of notes, transaction fees and expenses and the servicing fee. The resulting cash flows to the certificates are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows and current market interest rates. In completing these calculations, World Omni Financial Corp. made the following assumptions:

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• Interest accrues on the notes at the rates described above. In determining the interest payments on the floating rate Class [  ][-[  ]]b notes, One-Month LIBOR is assumed to reset consistent with the applicable forward rate curve as of  [   ], 20[   ].

•  Principal and interest cash flows for the receivables are calculated using the hypothetical pools and related assumptions as described in “Prepayment and Yield Considerations—Weighted Average Life of the Securities.”

•  Receivables prepay at a [  ]% ABS rate based on amortization resulting from both prepayments and losses. This assumption is different than the analysis described in “Prepayment and Yield Considerations—Weighted Average Life of the Securities,” where amortization is due to prepayments only.

•  A projected credit loss rate, based on the [median] of expected losses as determined by the [NRSROs hired by the sponsor to rate the notes], which will assume that [30%] of losses occur in each of the [first three] years after the closing date and [10%] of losses occur in the [fourth] year after the closing date and subsequently.

•  Cash flows distributable to the holders of the certificates are discounted at [  ]%.]

[World Omni Financial Corp. developed these inputs and assumptions by considering the following factors:

•  ABS rate — estimated considering the composition of the receivables and the performance of its prior securitized pools included in Appendix A.

•  Cumulative net loss rate — based on the expected losses as determined by the [NRSROs hired by the sponsor to rate the notes] and estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering the composition of the receivables, the performance of prior securitized pools included in Appendix A, trends in used vehicle values, economic conditions, and the cumulative net loss assumptions of the hired NRSROs. The shape of the cumulative net loss curve is based on a historical average of its prior securitized pools included in Appendix A. Default and recovery rate estimates are included in the cumulative net loss assumption.

•  Discount rate applicable to the certificates — estimated to reflect the credit exposure to the certificates. Due to the lack of an actively traded market in securities similar to the certificates, the discount rate was derived using qualitative factors that consider the equity-like component of the first-loss exposure.]

[The sponsor or the depositor will disclose in the first investor report filed on Form 10-D following the closing date any material differences or changes in the variables used, as well as updated information regarding the fair value of the retained [the Class [   ] Notes or] the certificates of the trust.]

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Affiliations and Relationships Among Transaction Parties

[The owner trustee is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity or the indenture trustee. However, the owner trustee and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the depositor, the sponsor, the indenture trustee, or affiliates of any of them, that are distinct from its role as owner trustee, including transactions both related and unrelated to the securitization of retail installment sale contracts and loans. ]

[The indenture trustee is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity or the owner trustee. However, the indenture trustee and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the depositor, the sponsor, the owner trustee, or affiliates of any of them, that are distinct from its role as indenture trustee, including transactions both related and unrelated to the securitization of retail installment sale contracts and loans.]

[The asset representations reviewer is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity, the indenture trustee or the owner trustee. However, the asset representations reviewer and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the depositor, the sponsor, the indenture trustee, the owner trustee, or affiliates of any of them, that are distinct from its role as asset representations reviewer, including transactions both related and unrelated to the securitization of retail installment sale contracts and loans.]

[[      ], an underwriter for the Notes, and [      ], the [swap][cap] counterparty, are affiliates and engage in transactions with each other involving securitizations.]

The sponsor and the depositor are affiliates and also engage in other transactions with each other involving securitizations and sales of retail installment sale contracts and loans.

Fees and Expenses

Set forth below is a list of all fees and expenses payable on each payment date out of Available Funds.

Type of Fee	Amount of Fee	Party Receiving Fee	Priority in Distribution
[Asset representations reviewer annual fee(1) ]	[$[ ] each year]	[Asset representations reviewer]	[First priority, to the extent not paid by the servicer]
[Asset representations reviewer review fee(1) ]	[$[ ] for each Review Receivable on completion of a review]	[Asset representations reviewer]	[First priority, to the extent not paid by the servicer]
Servicing Fee(2)(3)	One-twelfth of [1.00]% of the aggregate principal balance of the receivables as of the first day of the related collection period.[(4)]	Servicer	The Servicing Fee for the related payment date and any previously unpaid Servicing Fee will reduce the Available Funds available for distribution.

(1)	[Prior to the occurrence of an event of default, the amount of such fees payable prior to required interest and principal payments on the notes will be limited to a maximum amount of $[ ] per year. Following an event of default, however, these fees will be paid prior to required interest and principal payments on the notes. The annual fee and the review fee payable to the asset representations reviewer may not be changed without the consent of the issuing entity, the asset representations reviewer and holders of the notes evidencing at least a majority of the outstanding amount of the controlling securities and the consent of the holders of certificates evidencing at least a majority of the percentage interest of the certificates.]

[(2)]	The formula for calculating the servicing fee may not be changed without the consent of the depositor, the servicer, the issuing entity, the indenture trustee and holders of the notes evidencing at least a majority of the outstanding amount of the controlling securities and the consent of the holders of certificates evidencing at least a majority of the percentage interest of the certificates. The fees and expenses of the indenture trustee and the owner trustee will not be paid out of Available Funds on each payment date. Instead, such fees and expenses will be paid by World Omni Financial Corp., as Administrator, pursuant to the Administration Agreement.

[(3)]	The servicer may also receive Supplemental Servicing Fees which fees do not reduce the amount of Available Funds available to noteholders. See “Description of the Trust Documents—Servicing Compensation” in this prospectus.

[(4)]	[The servicing fee payable to the servicer on the initial payment date with respect to the initial collection period will be pro-rated, however, to compensate for the length of the initial collection period [not] being longer than one month.]

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Some Legal Aspects of the Receivables

The transfer of receivables by World Omni Financial Corp. to the depositor, and by the depositor to the issuing entity, the perfection of the security interests in the receivables and the enforcement of rights to realize on the financed vehicles as collateral for the receivables are subject to a number of federal and state laws, including the Uniform Commercial Code as in effect in various states.

Interests in the Receivables

The issuing entity will appoint the servicer as custodian of the receivables and all related documents. The servicer will not physically segregate the receivables from the servicer’s other receivables or other receivables that the servicer services for others. However, Uniform Commercial Code financing statements reflecting the sale and assignment of the receivables by World Omni Financial Corp. to the depositor and by the depositor to the issuing entity will be filed, and the respective accounting records and computer files of World Omni Financial Corp. and the depositor will reflect the sale and assignment. The receivables will remain in the possession of the servicer and will not be stamped or otherwise marked to reflect the assignment to the trustee. If, through inadvertence or fraud, a third party purchases, including the taking of a security interest in, a receivable for new value in the ordinary course of its business, without actual knowledge of the issuing entity’s interest, and takes possession of a receivable, this purchaser would acquire an interest in the receivable superior to the interest of the issuing entity.

The depositor will take no action to perfect the rights of the trustee in proceeds of any insurance policies covering individual financed vehicles or obligors. Therefore, the rights of a third party with an interest in the proceeds could prevail against the rights of the issuing entity prior to the time the proceeds are deposited by the servicer into a Trust Account.

Safekeeping of Chattel Paper

As part of each origination of a receivable, an original contract is sent to World Omni Financial Corp.’s Customer Service Center. This document is scanned into World Omni Financial Corp.’s imaging system to facilitate access and record retention. World Omni Financial Corp. has implemented controls to identify any new financial transactions that do not have an original contract in the imaged file.

World Omni Financial Corp. maintains a process to ensure that World Omni Financial Corp. has possession of a negotiable title for each vehicle. If a receivable has been booked for more than 180 days and World Omni Financial Corp. has not received a negotiable title, that receivable enters a title tracking process. World Omni Financial Corp. associates work with the dealers and state departments of motor vehicles to obtain a negotiable title with the correct owner and lienholder for each contract. Except in those states in which the state maintains electronic titles and World Omni Financial Corp. has elected to use electronic filing, and except in those states in which the title is held by the obligor, paper titles are maintained in account number order in fire resistant cabinets in World Omni Financial Corp.’s fileroom or storage facility. Only authorized World Omni Financial Corp. associates, auditors and other representatives are permitted to access the title files.

When a contract closes, the lien on the title is released and, except in those states in which the title is held by the obligor, the title is mailed to the appropriate party. In states that require the return of the contract, the original contract is returned to the obligor.

Security Interests in the Financed Vehicles

In states in which retail installment sale contracts evidence the credit sale of financed vehicles by dealers to obligors, the contracts also constitute personal property security agreements and include grants of security interests in the vehicles under the applicable Uniform Commercial Code. Perfection of security interests in the financed vehicles is generally governed by the motor vehicle registration laws of the state in which the vehicle is located. In all states in which the financed vehicles have been titled, a security interest in such financed vehicles is perfected by obtaining the certificate of title to the financed vehicle and notation of the secured party’s lien on the vehicle’s certificate of title.

Each receivable will name World Omni Financial Corp. as obligee or assignee and as the secured party. World Omni Financial Corp. also takes all actions necessary under the laws of the state in which the financed vehicle is located to perfect World Omni Financial Corp.’s security interest in the financed vehicle, including, where applicable, having a notation of its lien recorded on the vehicle’s certificate of title. The obligors on the receivables will not be notified of the sale from World Omni Financial Corp. to the depositor, or the sale from the depositor to the issuing entity, and no action will be taken to record the transfer of the security interest from World Omni Financial Corp., directly or indirectly, to the depositor or from the depositor to the issuing entity by amendment of the certificates of title for the financed vehicles or otherwise.

Perfection

World Omni Financial Corp. will transfer and assign its security interest in the related financed vehicles to the depositor, and the depositor will transfer and assign its security interest in the financed vehicles to the related issuing entity. Because of the administrative burden and expense, however, neither World Omni Financial Corp. nor the depositor will amend the certificates of title of the financed vehicles to identify the related issuing entity as the new secured party.

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In most states, these assignments are an effective conveyance of a security interest without amendment of any lien noted on a vehicle’s certificate of title, and the assignee succeeds to the assignor’s rights as secured party. Because the issuing entity is not identified as the secured party on the certificate of title, however, the security interest of the issuing entity in the vehicle could be defeated through fraud or negligence.

Continuation of Perfection

Under Article 9 of the Uniform Commercial Code, if a vehicle owner applies for a new certificate of title for the vehicle in a state other than the state in which the vehicle is initially titled, the security interest in the vehicle would generally continue to be perfected against a subsequent purchaser for value until the earlier of four months after the date the owner applies for the new certificate of title in the new state or until the termination of perfection in the state in which the vehicle was initially titled. A majority of states generally require surrender of a certificate of title to re-register a vehicle. Accordingly, in any such state an obligor may re-register a vehicle only if the secured party surrenders possession of the certificate of title to the vehicle. In the case of a vehicle registered in a state providing for the notation of a lien on the certificate of title but not possession of the title by the secured party, the secured party will receive notice of surrender if the security interest is noted on the certificate of title. Thus, the secured party will have the opportunity to re-perfect its security interest in the vehicle in the state of relocation. In states that do not require a certificate of title for registration of a motor vehicle, re-registration could defeat perfection. Under each sale and servicing agreement, the servicer will be obligated to take appropriate steps, at the servicer’s expense, to maintain perfection of security interests in the financed vehicles and will be obligated to purchase the related receivable if it fails to do so.

Priority of Certain Liens Arising by Operation of Law

Under the laws of most states, liens for repairs performed on a motor vehicle and liens for unpaid taxes take priority over even a perfected security interest in a financed vehicle. For example, federal tax liens may have priority over the lien of a secured party. The laws of some states and federal law permit the confiscation of vehicles by government authorities under some circumstances if used in unlawful activities, which may result in the loss of a secured party’s perfected security interest in the confiscated vehicle.

Repossession

In the event of default by a vehicle purchaser, the holder of the motor vehicle retail installment sale contract has all the remedies of a secured party under the Uniform Commercial Code, except where specifically limited by other state laws. Among the Uniform Commercial Code remedies, the secured party has the right to perform self-help repossession unless the act would constitute a breach of the peace or would otherwise violate judicially created limitations on the remedy of self-help repossession. Unless the financed vehicle is voluntarily surrendered, self-help is the most likely method to be used by the servicer and is accomplished by retaking possession of the financed vehicle. Some jurisdictions require that the obligor be notified of the default and be given a time period within which he may cure the default prior to repossession. Generally, the right of reinstatement may be exercised on a limited number of occasions. In cases where legal recovery of a vehicle becomes necessary, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the vehicle must then be repossessed in accordance with that order.

Notice of Sale; Redemption Rights

Article 9 of the Uniform Commercial Code requires the secured party to provide the debtor, secondary obligors and certain other secured parties with reasonable notice prior to any disposition of the collateral. For consumers, this notice generally must:

•	describe the collateral, the debtor and the secured party;
•	state the method of disposition;
•	describe the debtor’s right to an accounting of the unpaid debt;
•	state the time and place of a disposition or the time after which a disposition is to be made;
•	describe how the debtor may be liable for a deficiency; and
•	provide a contact where the debtor may receive additional information or learn the amount that must be paid to redeem the collateral.

In most states, an obligor has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid principal balance of the obligation, accrued interest on the obligation plus reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees. In some states, an obligor has the right to redeem the collateral prior to actual sale by payment of delinquent installments or the unpaid balance.

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Deficiency Judgments and Excess Proceeds

The proceeds of resale of the financed vehicles generally will be applied as follows: first, to the payment of the outstanding payment balance on the applicable retail installment sale contract; second, to the payment of unpaid finance charges that accrued through the date on which the receivable was charged-off; third, to collection, repossession and vehicle sale expenses; fourth, to the payment of unpaid finance charges that accrued after the date on which the receivable was charged-off; and fifth, to the payment of applicable late charges and fees. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not directly prohibit or limit such judgments. However, in some states, an obligor may be allowed an offsetting recovery for any amount not recovered at resale because the terms of the resale were not commercially reasonable. In any event, a deficiency judgment would be a personal unsecured judgment against the obligor for the shortfall, and a defaulting obligor would be expected to have little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment. Even if a deficiency judgment is obtained, it may be settled at a significant discount or may prove impossible to collect all or any portion of a judgment.

Courts have applied general equitable principles in litigation relating to repossession and deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

Occasionally, after resale of a vehicle and payment of all expenses and all indebtedness, a surplus of funds exists. In that case, the Uniform Commercial Code requires the creditor to remit the surplus to any other lienholder with respect to the vehicle. If no lienholder exists or there are remaining funds, the Uniform Commercial Code requires the creditor to remit the surplus to the former owner of the vehicle.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance. The application of these laws to particular circumstances is often unclear and some courts and regulatory authorities have adopted new interpretations of these often unclear laws. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Consumer Financial Protection Act, the CFPB’s Regulations B and Z, the Servicemembers Civil Relief Act, the Telephone Consumer Protection Act, state adoptions of the National Consumer Act and the Uniform Consumer Credit Code, state motor vehicle retail installment sales acts, retail installment sales acts and other similar laws. Also, state laws impose finance charge ceilings and other restrictions on credit consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee’s ability to enforce consumer finance contracts or result in the imposition of penalties in excess of amounts owing on the receivables. If the issuing entity were obligated to pay any damages, its assets would be directly reduced, resulting in a potential loss to the securityholders.

The “holder-in-due-course rule” of the Federal Trade Commission subjects an assignee of a seller of goods in a consumer credit transaction and some related creditors to all claims and defenses that the obligor in the transaction could assert against the seller of the goods. Other state laws may duplicate the effect of the holder-in-due-course rule. The holder-in-due-course rule limits liability to the amounts paid by the obligor under the contract. The holder of the contract may also be unable to collect any balance remaining due from the obligor.

The holder-in-due-course rule applies to most of the receivables. Accordingly, the purchaser of the applicable financed vehicle may assert the same claims or defenses against the related issuing entity as holder of the related receivables that the purchaser may assert against the seller of the financed vehicle. The maximum liability under these claims equals the amounts paid by the obligor on the receivable. If an obligor were successful in asserting any claim or defense, the claim or defense would constitute a breach of World Omni Financial Corp.’s warranties under the related purchase agreement and would create an obligation of World Omni Financial Corp. to repurchase the receivable unless the breach is cured. We refer you to “Description of the Trust Documents—Sale and Assignment of Receivables.”

In several cases, consumers have asserted that the self-help remedies of secured parties under the Uniform Commercial Code and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the Uniform Commercial Code and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to borrowers.

Most state vehicle dealer licensing laws require sellers of vehicles to have a license to sell vehicles at retail sale. In addition, with respect to used vehicles, the Federal Trade Commission requires that all sellers of used vehicles prepare, complete and display a “Buyer’s Guide” which explains the warranty coverage, if any, for the vehicles. Furthermore, federal odometer regulations promulgated under the Motor Vehicle Information and Cost Savings Act and the motor vehicle title laws of most states require that all sellers of used vehicles furnish a written statement signed by the seller certifying the accuracy of the odometer reading. The obligor may be able to assert a defense against the seller of the financed vehicle if a seller is not properly licensed or a seller failed to provide a buyer’s guide or odometer disclosure statement to the purchaser of a financed vehicle. If an obligor on a receivable were successful

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in asserting any claim or defense, the servicer could pursue on behalf of the related issuing entity any reasonable remedies against the seller or the manufacturer of the vehicle.

Under each purchase agreement, World Omni Financial Corp. will have represented and warranted that each receivable complies with all requirements of law in all material respects. Accordingly, if an obligor has a claim against the issuing entity for violation of any law and the claim materially and adversely affects the issuing entity’s interest in a receivable, the violation would constitute a breach of the warranties of World Omni Financial Corp. and would create an obligation of World Omni Financial Corp. to repurchase the receivable unless the breach is cured.

Dodd-Frank Act Orderly Liquidation Authority Provisions

General

On July 21, 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act, among other things, gives the FDIC authority to act as receiver of certain bank holding companies, financial companies and their respective subsidiaries in specific situations under OLA provisions of the Dodd-Frank Act. The proceedings, standards, powers of the receiver and many substantive provisions of OLA differ from those of the United States Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through further FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear what impact these provisions will have on any particular company, including World Omni Financial Corp., the depositor, any issuing entity or any of their respective creditors.

Potential Applicability to World Omni Financial Corp., the Depositor and Issuing Entities

There is uncertainty about which companies will be subject to OLA rather than the United States Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that such company is in default or in danger of default, that the company’s failure and its resolution under the United States Bankruptcy Code “would have serious adverse effects on financial stability in the United States,” that no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

Under certain circumstances, the applicable issuing entity or the depositor could also be subject to the provisions of OLA as a “covered subsidiary” of World Omni Financial Corp. For the issuing entity or the depositor to be subject to receivership under OLA as a “covered subsidiary” of World Omni Financial Corp. (1) the FDIC would have to be appointed as receiver for World Omni Financial Corp. under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) such issuing entity or depositor, as applicable, is in default or in danger of default, (b) appointment of the FDIC as receiver of the covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of World Omni Financial Corp. If the FDIC is appointed as receiver under OLA, the applicable issuing entity or the depositor will be considered a covered financial company under OLA and the FDIC will have all the powers and rights with regards to the applicable issuing entity or the depositor that it has with regard to a covered financial company under OLA. Because of the novelty of the Dodd-Frank Act and OLA provisions, the uncertainty of the Secretary of the Treasury’s determination and the fact that such determination would be made in the future under potentially different circumstances, no assurance can be given that the Secretary of the Treasury would not determine that the failure of World Omni Financial Corp. would have serious adverse effects on the financial stability in the United States. In addition, no assurance can be given that OLA provisions would not apply to World Omni Financial Corp., a particular issuing entity or the depositor or, if it were to apply, that the timing and amounts of payments to the related series of noteholders would not be less favorable than under the United States Bankruptcy Code.

FDIC’s Repudiation Power Under OLA

If the FDIC were appointed receiver of World Omni Financial Corp. or of a covered subsidiary, including the applicable issuing entity or the depositor, under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which World Omni Financial Corp. or such covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome to the estate and that repudiation would promote the orderly administration of World Omni Financial Corp.’s or such covered subsidiary’s affairs, as applicable. In January 2011, the then acting General Counsel of the FDIC (the “FDIC Counsel”) issued an advisory opinion confirming, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the FDIC Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the FDIC Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include World Omni Financial Corp. or its subsidiaries (including the depositor or the applicable issuing entity), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity or the separate existence of that entity may be disregarded under other applicable law. In addition, the FDIC Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include World Omni Financial Corp. or its subsidiaries (including the depositor or the applicable issuing entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the

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receivership any asset transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the United States Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the FDIC Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. The foregoing FDIC Counsel’s interpretation currently remains in effect. The advisory opinion also states that the FDIC anticipates recommending consideration of future regulations related to the Dodd-Frank Act. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving World Omni Financial Corp. or its subsidiaries (including the depositor or the applicable issuing entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the securities issued by the applicable issuing entity would be delayed and could be reduced.

We will structure the transfers of receivables under each purchase agreement and the related sale and servicing agreement with the intent that they would be characterized as legal true sales under applicable state law and that the receivables would not be included in the transferor’s bankruptcy estate under the United States Bankruptcy Code. If the transfers are so characterized, based on the FDIC Counsel’s advisory opinion rendered in January 2011 and other applicable law, the FDIC would not be able to recover the transferred receivables using its repudiation power. However, if the FDIC were to successfully assert that the transfers of receivables were not legal true sales and should instead be characterized as a security interest to secure loans, and if the FDIC repudiated those loans, the purchasers of the receivables or the noteholders, as applicable, would have a claim for their “actual direct compensatory damages,” which claim would be no less than the amount lent plus interest accrued to the date the FDIC was appointed receiver. In addition, to the extent that the value of the collateral securing the loan exceeds such amount, the purchaser or the noteholders, as applicable, would also have a claim for any interest that accrued after such appointment at least through the date of repudiation or disaffirmance. In addition, even if the FDIC were to challenge that the transfers were not legal true sales and such challenges were unsuccessful, or that the FDIC would not repudiate a legal true sale, noteholders could suffer delays in the payments on their notes.

Also assuming that the FDIC were appointed receiver of World Omni Financial Corp. or of a covered subsidiary, including the applicable issuing entity or the depositor, under OLA, the FDIC’s repudiation power would extend to continuing obligations of World Omni Financial Corp. or that covered subsidiary, as applicable, including its obligations to repurchase receivables for breach of representation or warranty as well as its obligation to service the receivables. If the FDIC were to exercise this repudiation power, noteholders would not be able to compel World Omni Financial Corp. or any applicable covered subsidiary to repurchase receivables for breach of representation and warranty and instead would have a claim for damages against World Omni Financial Corp.’s or that covered subsidiary’s receivership estate, as applicable, and thus would suffer delays and may suffer losses of payments on their notes. Noteholders would also be prevented from replacing the servicer during the stay. In addition, if the FDIC were to repudiate World Omni Financial Corp.’s obligations as servicer, there may be disruptions in servicing as a result of a transfer of servicing to a third party and noteholders may suffer delays or losses of payments on their notes. In addition, there are other statutory provisions enforceable by the FDIC under which, if the FDIC takes action, payments or distributions of principal and interest on the notes issued by the related issuing entity would be delayed and may be reduced.

In addition, under OLA, none of the parties to the purchase agreement, sale and servicing agreement, the administration agreement and the indenture could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect World Omni Financial Corp.’s or a covered subsidiary’s rights under those contracts without the FDIC’s consent for 90 days after the receiver is appointed. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of World Omni Financial Corp. or of a covered subsidiary. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered financial company’s or covered subsidiary’s contracts or property is comparable to the “automatic stay” in bankruptcy.

If the issuing entity were to become subject to OLA, the FDIC may repudiate the debt of such issuing entity. In such an event, the related series of noteholders would have a secured claim in the receivership of such issuing entity for “actual direct compensatory damages” as described above, but delays in payments on such series of notes would occur and possible reductions in the amount of those payments could occur. In addition, for a period of 90 days after a receiver was appointed, noteholders would be stayed from accelerating the debt or exercising any remedies under the indenture.

FDIC’s Avoidance Power Under OLA

Under statutory provisions of OLA similar to those of the United States Bankruptcy Code, the FDIC could avoid transfers of receivables that are deemed “preferential.” Under one potential interpretation of these provisions, the FDIC could avoid as a preference transfers of receivables evidenced by certain written contracts and perfected by the filing of a UCC financing statement against World Omni Financial Corp., the depositor and the applicable issuing entity, as applicable, unless the contracts were physically delivered to the transferee or its custodian or were marked in a manner legally sufficient to indicate the rights of the indenture trustee. If a transfer of receivables were avoided as preferential, the transferee would have only an unsecured claim in the receivership for the purchase price of the receivables.

However, in December 2010, the FDIC Counsel issued an advisory opinion to the effect that the preference provisions of OLA should be interpreted in a manner consistent with the United States Bankruptcy Code. Based on the FDIC Counsel’s interpretation of the preference provisions of OLA, a transfer of the receivables perfected by the filing of a UCC financing statement against World

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Omni Financial Corp., the depositor and the applicable issuing entity as provided in the applicable purchase agreement, sale and servicing agreement and indenture would not be avoidable by the FDIC as a preference under OLA. Although the advisory opinion does not bind the FDIC or its Board of Directors and could be withdrawn or modified in the future, the advisory opinion also states that the FDIC Counsel will recommend that the FDIC Board of Directors adopt regulations to the same effect. On July 6, 2011, the Board of Directors of the FDIC adopted a final rule to further clarify the application of OLA, including a clarification that the preferential transfer provisions of the Dodd-Frank Act are to be implemented consistently with the corresponding provisions of the Bankruptcy Code. The final rule conforms to the interpretation provided by the advisory opinion of the FDIC Counsel, except that the FDIC did not address repudiation issues. To the extent that regulations adopted by the FDIC or subsequent FDIC actions in an OLA proceeding are contrary to the advisory opinion or the final rule, payments or distributions of principal of and interest on the securities issued by the applicable issuing entity could be delayed or reduced.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, in a Chapter 13 proceeding under the federal bankruptcy law, a court may prevent a creditor from repossessing a vehicle and, as part of the rehabilitation plan, may reduce the amount of the secured indebtedness to the market value of the vehicle at the time of bankruptcy, leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a contract or change the rate of interest and time of repayment of the indebtedness. In addition, the Servicemembers Civil Relief Act and similar state legislation may limit the interest payable on a receivable during an obligor’s active duty in the military. We refer you to “Risk Factors—Receivables that fail to comply with consumer protection laws may be unenforceable, which may result in losses on your investment” in this prospectus.

Material Federal Income Tax Consequences

[The discussion under this section does not apply to any notes that are held by the depositor or one or more affiliates not treated as a separate entity from the depositor for federal income tax purposes.] Set forth below is a summary of material United States federal income tax considerations of the purchase, ownership and disposition of the notes relevant to the beneficial owner of a note that holds the note as a capital asset and, unless otherwise indicated below, is a U.S. Person. However, the summary does not purport to deal with federal income tax consequences applicable to all categories of holders, some of which may be subject to special rules. For example, it does not discuss the tax treatment of noteholders that are insurance companies, regulated investment companies or dealers in securities. Except as described below, this discussion is directed to prospective purchasers who purchase notes in the initial distribution and who hold the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended.

The following summary is based upon current provisions of the Internal Revenue Code, the U.S. Department of the Treasury regulations promulgated thereunder, judicial authority, and ruling authority, all of which are subject to change or differing interpretations, and any such change or interpretation could apply retroactively. The issuing entity will be provided with an opinion of Kirkland & Ellis LLP, special federal tax counsel to the issuing entity, regarding certain federal income tax matters discussed below. Such opinion may be subject to qualifications and assumptions as set forth therein. An opinion of federal tax counsel, however, is not binding on the Internal Revenue Service or the courts. Moreover, there are no cases or Internal Revenue Service rulings on similar transactions involving debt issued by an issuing entity with terms similar to those of the notes. As a result, the Internal Revenue Service may disagree with all or a part of the discussion below. No ruling on any of the issues discussed below will be sought from the IRS. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth herein as well as the tax consequences to holders of the notes. For purposes of the following summary, references to the issuing entity, the notes and related terms, parties and documents shall be deemed to refer, unless otherwise specified, to the issuing entity and the notes and related terms, parties and documents applicable to the issuing entity.  The discussion under the heading “Material Federal Income Tax Consequences” may not address all tax considerations that may be significant to you. You are encouraged to consult your own tax advisors in determining the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes.

Characterization of the Notes

The depositor will agree, and the noteholders will agree by their purchase of notes, to treat the notes as debt (other than any notes that are held by the depositor or one or more affiliates not treated as a separate entity from the depositor for federal income tax purposes) for federal, state and local income and franchise tax purposes.

There are no regulations, published rulings or judicial decisions addressing the characterization for federal income tax purposes of securities with terms that are substantially the same as those of the notes. In the opinion of Kirkland & Ellis LLP, special tax counsel to the depositor, the notes [(other than any notes that are held by the depositor or one or more affiliates not treated as a separate entity from the depositor for federal income tax purposes)] will be treated as indebtedness for federal income tax purposes and not as an ownership interest in the receivables or an equity interest in the issuing entity. The remainder of this discussion assumes that the notes

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are debt for federal income tax purposes. For a discussion of the treatment if the notes were not considered debt for federal income tax purposes, see “—Tax Consequences to Holders of the Notes—Possible Alternative Treatment of the Notes” below.

Classification of the Issuing Entity

Kirkland & Ellis LLP will deliver its opinion that the issuing entity will not be an association or publicly traded partnership taxable as a corporation for federal income tax purposes. This opinion will be based on the assumption that the terms of the sale and servicing agreement and indenture and related documents will be complied with, including that the issuing entity will not make an affirmative election to be treated as a corporation. Such opinion may also be subject to qualifications and other assumptions as set forth therein.

If the issuing entity were taxable as a corporation for federal income tax purposes, the issuing entity would be subject to corporate income tax on its taxable income. The issuing entity’s taxable income would include all its income on the receivables, possibly reduced by its interest expense on the notes. Any corporate income tax would materially reduce or eliminate cash otherwise available to make payments on the notes.

Discount and Premium

Original Issue Discount

The discussion below assumes that all payments on the notes are denominated in U.S. dollars, and that the notes are not “interest only” or “principal only” notes. Moreover, the discussion assumes that the interest formula for the notes meets the requirements for “qualified stated interest” under U.S. Department of the Treasury regulations relating to debt instruments issued with OID. Finally, the discussion assumes that any OID on the notes, that is, any excess of the principal amount of the notes over their issue price, is de minimis, or less than 0.25% of their principal amount multiplied by the maturity of the notes, all within the meaning of the OID regulations. If these conditions are not satisfied with respect to any given series of notes and as a result the notes are treated as issued with OID, a noteholder would be required to include OID in income as interest over the term of the note under a constant yield method. In general, OID must be included in income in advance of the receipt of cash representing that income. Thus, to the extent OID has accrued as of the date of the interest distribution and is not allocated to prior distributions, each cash distribution would be treated as an amount already included in income or as a repayment of principal. This treatment would have no significant effect on noteholders using the accrual method of accounting. However, cash method noteholders may be required to report income with respect to the notes in advance of the receipt of cash attributable to such income. Even if a note has OID falling within the de minimis exception, the noteholder must include such OID in income proportionately as principal payments are made on such note.

For federal income tax reporting purposes, the notes may be treated as having been issued with original issue discount. Interest that is not considered qualified stated interest must be accrued under the original issue discount rules. For interest to be qualified stated interest there must be legal remedies available to compel timely payment (at least annually) or the terms of the instrument must make nonpayment or late payment sufficiently remote. Although the interest payments on the Class B Notes [and the Class C Notes] can be deferred in certain circumstances, the issuing entity intends to treat such potential deferral as sufficiently remote for purposes of original issue discount rules and to treat all stated interest on the Class B Notes [and the Class C Notes] as qualified stated interest. The prepayment assumption that will be used in determining the rate of accrual of original issue discount and of market discount and premium, if any, for federal income tax purposes will be based on the assumption that subsequent to the date of any determination the receivables will prepay at a [  ]% absolute prepayment model rate, and there will be no extensions of maturity for any receivables. No representation is made that the receivables will prepay at that rate or at any other rate or that the interest payments on the Class B Notes [and the Class C Notes] will not be deferred.

The Internal Revenue Service (the “IRS”) has issued regulations under Sections 1271 through 1275 of the Internal Revenue Code generally addressing the treatment of debt instruments issued with original issue discount. The original issue discount regulations and Section 1272(a)(6) of the Internal Revenue Code do not adequately address certain issues relevant to, or are not applicable to, securities such as the notes. Prospective purchasers of the notes are advised to consult with their tax advisors concerning the tax treatment of such notes.

Certain classes of the notes may be treated for federal income tax purposes as having been issued at a premium. Whether any holder of such a class of notes will be treated as holding notes with amortizable bond premium will depend on such noteholder’s purchase price and the payments remaining to be made on such note at the time of its acquisition by such noteholder. You are encouraged to consult your own tax advisors regarding the possibility of making an election to amortize such premium on such classes of notes.

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Interest Income on the Notes

Based on the above assumptions, except as discussed below, the notes will not be considered issued with OID. The stated interest thereon generally will be taxable to a noteholder as ordinary interest income when received or accrued in accordance with the noteholder’s method of tax accounting. Under the OID regulations, a holder of a note issued with a de minimis amount of OID generally must include OID in income, on a pro rata basis, as principal payments are made on the note. Any prepayment premium paid as a result of a mandatory redemption will be taxable as ordinary income when it becomes fixed and unconditionally payable. A purchaser who buys a note for more or less than its principal amount will generally be subject, respectively, to the premium amortization or market discount rules of the Internal Revenue Code.

A holder of a Short-Term Note may be subject to special rules. Under the OID regulations, all stated interest will be treated as OID. An accrual basis holder of a Short-Term Note and some cash basis holders, including regulated investment companies, as described in Section 1281 of the Internal Revenue Code generally would be required to report interest income as OID accrues on a straight-line basis over the term of each interest period. Cash basis holders of a Short-Term Note would, in general, be required to report interest income as interest is paid, or, if earlier, upon the taxable disposition of the Short-Term Note. However, a cash basis holder of a Short-Term Note reporting interest income as it is paid may be required to defer a portion of any interest expense otherwise deductible on indebtedness incurred to purchase or carry the Short-Term Note until the taxable disposition of the Short-Term Note. A cash basis taxpayer may elect under Section 1281 of the Internal Revenue Code to accrue interest income on all nongovernment debt obligations with a term of one year or less, in which case the taxpayer would include OID on the Short-Term Note in income as it accrues, but would not be subject to the interest expense deferral rule referred to in the preceding sentence. Certain special rules apply if a Short-Term Note is purchased for more or less than its principal amount.

Market Discount

Whether or not the notes are issued with OID, a subsequent purchaser, that is, a purchaser who acquires a note at a sufficient discount to its issue price will be subject to the “Market Discount Rules” of Sections 1276 through 1278 of the Internal Revenue Code. In general, these rules provide that if the holder of a note purchases the note at a market discount, which is a discount from its original issue price plus any accrued OID that exceeds a de minimis amount specified in the Internal Revenue Code, and thereafter recognizes gain upon a disposition or receives a principal payment, the lesser of:

•	the gain or the principal payment; or

•	the accrued market discount not previously included in income will be taxed as ordinary income.

Generally, the accrued market discount for each interest accrual period will be the total market discount, not previously included in income, on the note multiplied by a fraction, the numerator of which is the interest or OID, if the note was issued with more than de minimis OID, for such period and the denominator of which is the total interest or OID from the beginning of such period to the maturity date of the note. The holder may elect, however, to determine accrued market discount under the constant yield method. The adjusted basis of a note subject to the election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a subsequent sale or taxable disposition. Holders are encouraged to consult with their own tax advisors as to the effect of making this election.

Limitations imposed by the Internal Revenue Code, which are intended to match deductions with the taxation of income, may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry a note with accrued market discount. A noteholder who elects to include market discount in gross income as it accrues, however, is exempt from this rule.

Notwithstanding the above rules, market discount on a note will be considered to be zero if it is less than a de minimis amount, which is 0.25% of the remaining principal balance of the note multiplied by its expected remaining life. If market discount is de minimis, the actual amount of discount must be allocated to the remaining principal distributions on the note, and when the distribution is received, capital gain will be recognized equal to discount allocated to the distribution.

Amortizable Bond Premium

In general, if a subsequent purchaser acquires a note at a premium, that is an amount in excess of the amount payable upon the maturity of the note, the noteholder will be considered to have purchased the note with “amortizable bond premium” equal to the amount of the excess. A noteholder may elect to deduct the amortizable bond premium as it accrues under a constant yield method over the remaining term of the note. Accrued amortized bond premium may only be used as an offset against qualified stated interest income when the income is included in the holder’s gross income under the holder’s normal accounting method.

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Net Investment Income

A tax of 3.8% is imposed on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions. United States holders should consult their own tax advisors regarding the possible implications of this tax in their particular circumstances.

Election to Treat All Interest as Original Issue Discount

A holder may elect to include in gross income all interest that accrues on a note using a constant yield method. For purposes of this election, interest includes stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. In applying the constant yield method to a note with respect to which this election has been made, the issue price of the note will equal the electing holder’s adjusted basis in the note immediately after its acquisition, the issue date of the note will be the date of its acquisition by the electing holder, and no payments on the note will be treated as payments of qualified stated interest. This election, if made, may not be revoked without the consent of the IRS. Holders are encouraged to consult with their own tax advisors as to the effect of making this election in light of their individual circumstances.

Sale or Other Disposition

If a noteholder sells a note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder’s adjusted tax basis in the note. The adjusted tax basis of a note to a particular noteholder will equal the holder’s cost for the note, increased by any market discount, OID and gain previously included by the noteholder in income with respect to the note and decreased by the amount of premium, if any, previously amortized and by the amount of principal payments previously received by the noteholder with respect to the note. Any gain or loss will be capital gain or loss, except for gain representing accrued interest and accrued market discount not previously included in income. Capital losses generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income. Capital gains realized by individual taxpayers from the sale or exchange of capital assets held for more than one year are subject to preferential rates of tax.

Non-U.S. Holders

Interest paid or accrued to a noteholder who is a Non-U.S. Person generally will be considered “portfolio interest,” and generally will not be subject to United States federal income tax or withholding tax if the interest is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Person and the Non-U.S. Person:

•	is not actually or constructively a “10 percent shareholder” of the sponsor, the issuing entity or the depositor, including a holder of 10% of the outstanding certificates, or a “controlled foreign corporation” with respect to which the sponsor, the issuing entity or the depositor is a “related person” within the meaning of the Internal Revenue Code; and

•	provides the trustee or other person who is otherwise required to withhold U.S. tax with respect to the notes with an appropriate statement on Form W-8BEN (for an individual), Form W-8BEN-E (for an entity), or a similar form signed under penalties of perjury, certifying that the beneficial owner of the note is a foreign person and providing the foreign person’s name and address.

If the information provided in this statement changes, the Non-U.S. Person must inform the sponsor and the issuing entity within 30 days of the change. If a note is held through a securities clearing organization or some other financial institutions, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by a W-8BEN (for an individual), Form W-8BEN-E (for an entity), or a similar form provided by the Non-U.S. Person that owns the note. If the interest is not portfolio interest, then it will be subject to United States federal income and withholding tax at a rate of 30%, unless reduced or eliminated pursuant to an applicable tax treaty.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. Person will be exempt from United States federal income and withholding tax; provided that:

•	the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Person; and

•	in the case of an individual Non-U.S. Person, the Non-U.S. Person is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a Non-U.S. Person is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Person, the holder, although exempt from the withholding tax previously discussed if an appropriate statement is furnished, generally will be subject to United States federal income tax on the interest, gain or income at regular federal income tax rates. The holder in this circumstance should provide a Form W-8ECI or similar form indicating the income is effectively connected with a United States trade or business of the holder. In addition, if the foreign person is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent of its “effectively connected earnings and profits” within the meaning of

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the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

Backup Withholding

Each holder of a note, other than an exempt holder such as a corporation, tax-exempt organization, qualified pension and profit-sharing trust, individual retirement account or nonresident alien who provides certification as to status as a nonresident, will be required to provide, under penalties of perjury, a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. Should a nonexempt noteholder fail to provide the required certification, the issuing entity will be required to withhold the required amount (currently at 28%) otherwise payable to the holder and remit the withheld amount to the Internal Revenue Service as a credit against the holder’s federal income tax liability.

Foreign Account Tax Compliance

Sections 1471 through 1474 of the Internal Revenue Code (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) significantly changes the reporting requirements imposed on certain Non-U.S. Persons, including certain foreign financial institutions and investment funds. In general, a 30% withholding tax could be imposed on payments made to any such Non-U.S. Persons unless such Non-U.S. Person complies with certain reporting requirements regarding its direct and indirect U.S. shareholders and/or U.S. accountholders. Such withholding could apply to payments regardless of whether they are made to such Non-U.S. Person in its capacity as a holder of a note or in a capacity of holding a note for the account of another. The FATCA withholding tax applies regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain). The withholding tax under FATCA currently applies with respect to interest payments and will be imposed on gross proceeds from a disposition of debt instruments on or after January 1, 2019.  Potential investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on an investment in the notes.

Each holder of a note or an interest therein, by acceptance of such note or such interest therein, will be deemed to have agreed to provide to the person from whom it receives payments on the notes (i) properly completed and signed tax certifications, for a U.S. person, on Internal Revenue Service Form W-9 and, for a non-U.S. person, on the appropriate Internal Revenue Service Form W-8 and (ii) upon request, information sufficient to eliminate the imposition of, or determine the amount of, such withholding or deduction under FATCA. The indenture trustee has the right to withhold any amounts (properly withholdable under law and without any corresponding gross-up) payable to any holder of a note or an interest therein that fails to comply with the requirements of the preceding sentence.

Possible Alternative Treatment of the Notes

In the opinion of federal tax counsel, in the event that any series of notes were not treated as debt for federal income tax purposes, the series of notes would be characterized for federal income tax purposes as interests in a partnership. In such case, it is expected that stated interest payments on the notes would be treated either as guaranteed payments under section 707(c) of the Internal Revenue Code or as a preferential allocation of net income of the issuing entity, with all other items of trust income, gain, loss, deduction and credit being allocated to the holders of the notes and certificates. Although the federal income tax treatment of the notes for most accrual basis taxpayers should not differ materially under the characterization from the treatment of the notes as debt, the characterization could result in adverse effects for some holders of notes. For example, holders of notes treated as interests in a partnership could be subject to tax on income equal to the entire amount of the stated interest payments on the notes, plus possibly some other items, even though the issuing entity might not have sufficient cash to make current cash distributions of the amount. Thus, cash basis holders would in effect be required to report income in respect of the notes on the accrual basis and holders of the notes could become liable for taxes on trust income even if they have not received cash from the issuing entity to pay the taxes. Moreover, income allocable to a holder of a note treated as a partnership interest that is a pension, profit-sharing, employee benefit plan, or other tax-exempt entity, including an individual retirement account, could constitute “unrelated debt-financed income” generally taxable to a holder under the Internal Revenue Code. In addition, foreign persons holding the notes could be subject to withholding or required to file a U.S. federal income tax return and to pay U.S. federal income tax, and, in the case of a corporation, branch profits tax, on their share of accruals of guaranteed payments and trust income, and individuals holding the notes might be subject to some limitations on their ability to deduct their share of trust expenses.

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Gain or Loss on Disposition

If you sell a note, you must recognize gain or loss equal to the difference between the amount realized from the sale (reduced for any accrued interest not previously included in income) and your adjusted basis in such note, and accrued interest not previously included in income is recognized as ordinary income to the extent of the net amount received. The adjusted basis generally will equal your cost of such note, increased by any original issue discount included in your ordinary gross income with respect to the note or accrued market discount previously reported as income, and reduced (but not below zero) by any payments on the note previously received or accrued by you (other than qualified stated interest payments) and any amortizable premium. When you sell a note, your gain will be treated as ordinary income to the extent of any accrued market discount not previously reported as income. Upon a partial principal payment, you will include an amount in income equal to any accrued interest and accrued market discount not previously included in income up to the amount of the partial principal payment. Your gain is equal to the difference between the amount of the payment (reduced by the amount included in income as described in the previous sentence) and the portion of your adjusted basis in the note (as described above) allocable to such payment (generally on a pro rata basis). All loss upon a sale and any gain in excess of accrued market discount will generally be a long-term capital gain or loss if you held the note for more than one year.

Backup Withholding and Information Reporting

Payments of interest and principal, as well as payments of proceeds from the sale of notes, may be subject to the “backup withholding tax” under Section 3406 of the Internal Revenue Code (currently a rate of 28.00%) if you fail to furnish to the issuing entity certain information, including your taxpayer identification number, or otherwise fail to establish an exemption from such tax. Any amounts deducted and withheld from a payment should be allowed as a credit against your federal income tax. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner.

The issuing entity will report to noteholders and to the IRS for each calendar year the amount of any “reportable payments” during such year and the amount of tax withheld, if any, with respect to payments on the notes.

Tax Shelter Disclosure and Investor List Requirements

U.S. Department of the Treasury regulations directed at abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. Such U.S. Department of the Treasury regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a “reportable transaction” and to retain certain information related to such transactions. Organizers and depositors of the transaction are required to maintain records including investor lists containing identifying information and to furnish those records to the Internal Revenue Service upon demand.

A transaction may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to your investment. Significant penalties can be imposed for failure to comply with these disclosure requirements. Prospective investors should be aware that the transferor and other participants in the transaction intend to comply with such disclosure and investor list requirements. Prospective investors are encouraged to consult their tax advisors concerning any possible disclosure obligation with respect to their investment.

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State and Local Tax Consequences

A rule under the Florida Income Tax Code (the “Loan Rule”) provides that a “financial organization” earning or receiving interest from loans secured by tangible property located in Florida will be deemed to be conducting business or earning or receiving income in Florida, and will be subject to Florida corporate income tax regardless of where the interest was received. A financial organization is defined to include any bank, trust company, savings bank, industrial bank, land bank, safe deposit company, private banker, savings and loan association, credit union, cooperative bank, small loan company, sales finance company or investment company. If the Loan Rule were to apply to the notes, then a financial organization investing in the notes would be subject to Florida corporate income tax on a portion of its income at a maximum rate of [5.50]%, and would be required to file an income tax return in Florida, even if it has no other Florida contacts. Bilzin Sumberg Baena Price & Axelrod LLP, special Florida counsel to the depositor, is of the opinion (although not free from doubt and subject to the assumptions and circumstances contained in its full written opinion) that if the matter were properly presented to a court with jurisdiction, and if relevant law were interpreted consistent with existing authority, the court should hold that the Loan Rule would not apply to an investment in the notes or the receipt of interest on the notes by a financial organization with no other Florida contacts. We urge you to consult your own tax advisor as to the applicability of the Loan Rule to an investment in the notes and your ability to offset any such Florida tax against any other state tax liabilities.

The discussion above does not address the tax treatment of the issuing entity, the securities or the security owners under any state or local tax law other than Florida law to the extent set forth above. Prospective investors are urged to consult their own tax advisors regarding the state and local tax treatment of the issuing entity and the securities, and the consequences of purchase, ownership or disposition of the securities under any state or local tax law, if applicable.

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Certain ERISA Considerations

[The discussion under the heading “Certain ERISA Considerations” does not apply to any notes that are held by the depositor or one or more affiliates not treated as a separate entity from the depositor for federal income tax purposes.] Section 406 of the Employee Retirement Income Security Act of 1974, as amended, and Section 4975 of the Internal Revenue Code prohibit a pension, profit-sharing or other employee benefit plan subject to Title I of ERISA, as well as an individual retirement account and any other plan subject to Section 4975 of the Internal Revenue Code (each a “Benefit Plan”), from engaging in particular transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to such Benefit Plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Internal Revenue Code for such persons or the fiduciaries of the Benefit Plan. In addition, Title I of ERISA also requires fiduciaries of a Benefit Plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and some church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA requirements; however, plans that are not subject to ERISA may be subject to comparable federal, state or local law restrictions similar to ERISA (“Similar Law”).

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Internal Revenue Code with respect to a Benefit Plan that purchased notes if assets of the issuing entity were deemed to be assets of the Benefit Plan. Under Section 3(42) of ERISA and a regulation issued by the United States Department of Labor (the “Regulation”), the assets of the issuing entity would be treated as plan assets of a Benefit Plan for the purposes of ERISA and the Internal Revenue Code only if the Benefit Plan acquired an “equity interest” in the issuing entity and none of the exceptions contained in the Regulation was applicable. An equity interest is defined under the Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, we believe that, at the time of their issuance, the notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the Regulation. This determination is based in part upon the traditional debt features of the notes, including the reasonable expectation of purchasers of notes that the notes will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features. The debt treatment of one or more classes of notes for ERISA purposes could change if the issuing entity incurred losses.

However, without regard to whether the notes are treated as an equity interest for purposes of the Regulation, the acquisition or holding of notes by or on behalf of a Benefit Plan could be considered to give rise to a prohibited transaction if the issuing entity, the depositor, the servicer, the owner trustee or the indenture trustee is or becomes a party in interest or a disqualified person with respect to such Benefit Plan. A statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code is available for most transactions where the party in interest or disqualified person is not affiliated with the Benefit Plan sponsor or acting as a fiduciary to the Benefit Plan. In addition, certain class exemptions could offer broader relief for the purchase and holding of notes by a Benefit Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house” asset managers; PTCE 95-60, regarding investments by insurance company general accounts; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” By acquiring a note, each initial purchaser, transferee and owner of a beneficial interest will be deemed to represent that either (1) it is not acquiring the notes with the assets of a Benefit Plan or a plan subject to any Similar Law; or (2) the acquisition and holding of the notes will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or Similar Law.

A plan fiduciary considering the purchase of notes is encouraged to consult its legal advisors regarding whether the assets of the issuing entity would be considered plan assets, the possibility of exemptive relief from the prohibited transaction rules and other issues and their potential consequences.

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Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated [      ] among World Omni Financial Corp., the depositor, and [      ], [      ] and [      ] as representatives of the underwriters, the depositor has agreed to sell to the underwriters named below and each of the underwriters has severally agreed to purchase, the principal amount of the notes described opposite its name below:

Underwriter	Class A-1 Notes		Class A-2 Notes		Class A-3 Notes		Class A-4 Notes		[Class B Notes]		[Class C Notes]
[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Total	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]

[Some or all of one or more classes of notes may be initially retained by the depositor or one or more affiliates thereof on the closing date.] If retained, such retained notes may be sold, subject to certain limitations, from time to time to purchasers, directly by the depositor or its affiliates or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or from the purchases of such retained notes. If such retained notes are sold through underwriters, broker-dealers or agents, the depositor or such affiliate will be responsible for underwriting discounts or commissions or agent’s commissions. Such retained notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.] /[The depositor will retain [the Class [   ] Notes][[  ]% of each class of notes][a single vertical security] in satisfaction of the sponsor’s risk retention obligations under Regulation RR and may such interests in the timeframe described in “Credit Risk Retention.”]

The depositor has been advised by the underwriters that they propose initially to offer the [underwritten] notes to the public at the prices set forth on the cover page hereof, and to dealers at these prices less a selling concession not in excess of the percentage set forth below for each class of [underwritten] notes. The underwriters may allow, and these dealers may reallow to other dealers, a subsequent concession not in excess of the percentage set forth below for each class of [underwritten] notes. After the initial public offering, the public offering price and such concessions may be changed. In the event of sales to affiliates, one or more of the underwriters may be required to forego a portion of the selling concession they would otherwise be entitled to receive.

	Selling Concession		Reallowance
Class A-1 Notes	[ ]	%	[ ]	%
Class A-2 Notes	[ ]	%	[ ]	%
Class A-3 Notes	[ ]	%	[ ]	%
Class A-4 Notes	[ ]	%	[ ]	%
[Class B Notes	[ ]	%	[ ]	%]
[Class C Notes	[ ]	%	[ ]	%]

The underwriting agreement provides that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters will purchase all the [underwritten] notes if any of such notes are purchased.

None of the sponsor, the depositor, the servicer, the issuing entity or the underwriters makes any representation or agreement that it is undertaking or will have undertaken to comply with the requirements of the CRR or the AIFMD or any corresponding rules applicable to European Union-regulated investors. Noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment compliance with the CRR or the AIFMD and any corresponding rules applicable to European Union-regulated investors.

Each underwriter has represented and agreed that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated, in the United Kingdom, an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the [underwritten] notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the [underwritten] notes in, from or otherwise involving the United Kingdom.

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The notes are a new issue of securities with no established trading market. World Omni Financial Corp. and the depositor do not intend to apply for listing of the notes on a national securities exchange. The underwriters have advised World Omni Financial Corp. and the depositor that they intend to act as market makers for the [underwritten] notes (other than any notes that are initially retained by the depositor or one or more affiliates thereof on the closing date). However, the underwriters are not obligated to do so and may discontinue any market making at any time without notice. Accordingly, no assurance can be given as to the liquidity of any trading market for the [underwritten] notes.

In connection with the offering of the [underwritten] notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the [underwritten] notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which an underwriter may bid for or purchase the [underwritten] notes for the purpose of stabilizing their market price. In addition, the underwriters may impose “penalty bids” whereby they may reclaim from a dealer participating in the offering the selling concession with respect to the [underwritten] notes that the dealer distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the [underwritten] notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are taken, such transactions may be discontinued at any time without notice.

World Omni Financial Corp. and the depositor have agreed to indemnify the underwriters against some liabilities, including civil liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or contribute to payments which the underwriters may be required to make in respect of some liabilities, including civil liabilities under the Securities Act.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged and may engage in investment banking and/or commercial banking transactions with World Omni Financial Corp. and its affiliates. We refer you to “Use of Proceeds” in this prospectus.

The following chart sets forth information on the aggregate proceeds to the depositor from the sale of the [underwritten] notes.

As a Percent of Aggregate Principal Amount of the [Underwritten] Notes
Aggregate Price to Public of the [Underwritten] Notes	$	[ ]	[ ]	%
Aggregate Underwriting Discount	$	[ ]	[ ]	%
Aggregate Proceeds to Depositor	$	[ ]	[ ]	%
Additional Offering Expenses	$	[ ]	[ ]	%

In addition to the methods described above, the offered notes may be made concurrently through more than one of the following methods:

•	by placements by the depositor with investors through dealers; and

•	by direct placements by the depositor with investors.

European Economic Area

In relation to each Relevant Member State, each underwriter has represented and agreed that it has not made and will not make an offer of [underwritten] notes to the public in that Relevant Member State other than:

(i)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter; or

(iii)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of [underwritten] notes shall require the issuing entity, the depositor or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of [underwritten] notes to the public” in relation to any [underwritten] notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the [underwritten] notes to be offered so as to enable an investor to decide to purchase or subscribe the [underwritten] notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

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Forward-Looking Statements

This prospectus, including information included or incorporated by reference in this prospectus, may contain certain forward-looking statements. In addition, certain statements made in future SEC filings by the issuing entity or the depositor in press releases and in oral and written statements made by or with the issuing entity’s or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include information relating to, among other things, continued and increased business competition, an increase in delinquencies (including increases due to worsening of economic conditions), changes in demographics, changes in local, regional or national business, economic, political and social conditions, regulatory and accounting initiatives, changes in customer preferences, and costs of integrating new businesses and technologies, many of which are beyond the control of the servicer, the issuing entity or the depositor. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “hope,” “intend,” “plan,” “believe,” “estimates” or similar expressions. The issuing entity and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed in “Risk Factors” in this prospectus. Future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of the issuing entity or the depositor to control or predict. The forward-looking statements made in this prospectus speak only as of the date stated on the cover of this prospectus. The issuing entity and the depositor undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Legal Proceedings

[There are no legal or governmental proceedings pending against World Omni Financial Corp., the depositor, the issuing entity or the servicer, or of which any property of the foregoing is the subject, that, if determined adversely to such party, would be material to holders of the notes.]

Other than as described in “The Trustees” in this prospectus, each of the indenture trustee and the owner trustee has represented to the trust and the depositor that as of the date of this prospectus, there are no pending legal proceedings, or any other such proceedings known to be contemplated by governmental authorities, involving the indenture trustee and the owner trustee, respectively, that, individually or in the aggregate, would have a material adverse impact on investors in the notes being offered under this prospectus.

[Describe any legal proceedings against the sponsor, the depositor, the owner trustee, the indenture trustee, the issuing entity or the servicer that are material to noteholders.]

Incorporation Of Certain Information By Reference

The trust “incorporates by reference” some information it files with the SEC, which means that the trust can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that the trust files later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. [The trust incorporates the asset level data and information included as exhibits to the Form ABS-EE filed with the SEC by the date of filing of this prospectus with the SEC]. The trust also incorporates by reference any current reports on Form 8-K later filed by or on behalf of the trust before the termination of the offering of the notes (including any market-making transactions for the notes unless exempt from the registration requirements of the Securities Act).

For the time period that the applicable issuing entity is required to report under the Securities Exchange Act of 1934, as amended, the aforementioned periodic reports with respect to that issuing entity will be available to you through our website at http://www.worldomni.com/asset_securities.asp as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. The reports to securityholders referenced throughout this prospectus will also be made available through such website.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of the person, a copy of any and all of the documents incorporated by reference in this prospectus, not including the exhibits to the documents, unless the exhibits are specifically incorporated by reference in the documents. Requests for the copies should be directed to the office of the General Counsel, 190 Jim Moran Blvd., Deerfield Beach, Florida 33442 (954) 429-2200.

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This prospectus is part of our registration statement. This prospectus does not contain all of the information in our registration statement. For further information, please see our registration statement and the accompanying exhibits which we have filed with the SEC. This prospectus may summarize contracts and/or other documents. For further information, please see the copy of the contract or other document filed as an exhibit to the registration statement. You can obtain copies of the registration statement from the SEC upon payment of the prescribed charges, or you can examine the registration statement free of charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the material can be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Section by calling (800) 732-0330. The SEC also maintains a site on the World Wide Web at “http://www.sec.gov” at which users can view and download copies of reports, proxy and information statements and other information filed electronically through the EDGAR system. Copies of the trust documents relating to a series of securities will be provided to each person to whom a prospectus is delivered, upon written or oral request directed to our offices at 190 Jim Moran Blvd., Deerfield Beach, Florida 33442 (954) 429-2200.

Legal Matters

Some legal matters relating to the securities, including the legality opinion for the notes and certain federal income tax matters with respect to all notes that are not retained by the depositor or one or more affiliates thereof on the closing date, will be passed upon for the depositor and the servicer by Kirkland & Ellis LLP, Chicago, Illinois. Some legal matters relating to the Loan Rule will be passed upon by Bilzin Sumberg Baena Price & Axelrod LLP, Miami, Florida. Some legal matters relating to the notes [(other than any notes retained by the depositor or one or more affiliates thereof on the closing date)] will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP.

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Glossary of Terms to the Prospectus

The following are definitions of terms used in this prospectus. References to the singular form of defined terms in this prospectus include references to the plural and vice versa.

[“accumulation account” means the account so designated, established and maintained pursuant to the sale and servicing agreement.]

[“Accumulation Amount” means, for any payment date during the Revolving Period, the aggregate amount on deposit in the accumulation account as of such payment date.]

“AIFMD” is defined on page 21.

[“Amortization Period” is defined on page 10.”]

“Available Funds” means, generally, with respect to any payment date, the sum of the following amounts with respect to the related collection period:

•	all collections on the receivables;
•	all proceeds of defaulted receivables, net of expenses incurred by the servicer in connection with the liquidation of the related financial vehicle and any amounts required by law to be remitted to the obligor on the defaulted receivables and all recoveries in respect of defaulted receivables;
•	the Purchase Amount of each receivable that was repurchased by the depositor or purchased by the servicer under an obligation that arose during the related collection period;
•	partial prepayments relating to refunds of any warranty or insurance financed by the respective obligor as part of the original contract;
•	amounts in the Reserve Account in excess of the Required Reserve Amount;
•	[amounts in the negative carry account in excess of the required negative carry account balance;]
•	investment earnings on funds on deposit in the collection account[, the pre-funding account, the negative carry account] and the Reserve Account;
•	any funds received by the indenture trustee (net of any amounts paid to the indenture trustee pursuant to the indenture and to the owner trustee pursuant to the trust agreement) and deposited into the collection account upon an exercise of remedies;
•	[the net amount paid to the issuing entity under the Interest Rate [Swaps][Caps] since the preceding payment date]; and
•	re-deposits into the collection account of amounts available for distribution to certificateholders from the previous payment date, if any.

Available Funds for each payment date will be reduced by the servicing fee for the payment date and any previously unpaid servicing fees. Available Funds for each payment date will not include, and the amount of Available Funds will not be reduced by, the amount of any Supplemental Servicing Fees.

“Bankruptcy Action” means (1) the institution of or the consenting to the institution of any proceeding to have the issuing entity declared or adjudicated bankrupt or insolvent, (2) the filing of a petition or consent to a petition seeking reorganization or relief on behalf of the issuing entity under any applicable federal or state law relating to bankruptcy, (3) the consenting to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or any similar official) of the issuing entity or a substantial portion of the assets of the issuing entity, (4) any assignment for the benefit of the issuing entity’s creditors, (5) causing the issuing entity to admit in writing its inability to pay its debts generally as they become due, and (6) the taking of any other action (or causing the issuing entity to take any action) that would further items (1) through (6).

“Benefit Plan” is defined on page 100.

“CFPB” is defined on page 22.

“Class A Noteholders’ Interest Carryover Shortfall” means, with respect to any payment date, the excess of the Class A Noteholders’ Interest Distributable Amount for the preceding payment date, over the amount in respect of interest that was actually paid on the Class A Notes on the preceding payment date, plus interest on the amount of interest due but not paid to holders of the Class A Notes on the preceding payment date, to the extent permitted by law, at the respective interest rates borne by each class of the Class A Notes for the related interest accrual period.

“Class A Noteholders’ Interest Distributable Amount” means, with respect to any payment date, the sum of the Class A Noteholders’ Monthly Interest Distributable Amount for the payment date and the Class A Noteholders’ Interest Carryover Shortfall for the payment date.

“Class A Noteholders’ Monthly Interest Distributable Amount” means, with respect to any payment date, interest accrued for the related interest accrual period on each class of Class A Notes at the respective interest rate for the class on the aggregate outstanding principal amount of the notes of the class on the immediately preceding payment date or, in the case of the initial payment

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date, on the closing date, after giving effect to all payments of principal to the noteholders of the class on or prior to the preceding payment date.

“Class A Notes” is defined on page 2.

“Class B Noteholders’ Interest Carryover Shortfall” means, with respect to any payment date, the excess of the Class B Noteholders’ Interest Distributable Amount for the preceding payment date, over the amount in respect of interest that was actually paid on the Class B Notes on such preceding payment date, plus interest on the amount of interest due but not paid to holders of the Class B Notes on the preceding payment date, to the extent permitted by law, at the respective interest rates borne by such class of the notes for the related interest accrual period.

“Class B Noteholders’ Interest Distributable Amount” means, with respect to any payment date, the sum of the Class B Noteholders’ Monthly Interest Distributable Amount for such payment date and the Class B Noteholders’ Interest Carryover Shortfall for such payment date.

“Class B Noteholders’ Monthly Interest Distributable Amount” means, with respect to any payment date, interest accrued for the related interest accrual period on the Class B Notes at the interest rate for such class on the aggregate outstanding principal amount of the notes of such class on the immediately preceding payment date or, in the case of the initial payment date, on the closing date, after giving effect to all payments of principal to the noteholders of such class on or prior to such preceding payment date.

“Class C Noteholders’ Interest Carryover Shortfall” means, with respect to any payment date, the excess of the Class C Noteholders’ Interest Distributable Amount for the preceding payment date, over the amount in respect of interest that was actually paid on the Class C Notes on such preceding payment date, plus interest on the amount of interest due but not paid to holders of the Class C Notes on the preceding payment date, to the extent permitted by law, at the respective interest rates borne by such class of the notes for the related interest accrual period.

“Class C Noteholders’ Interest Distributable Amount” means, with respect to any payment date, the sum of the Class C Noteholders’ Monthly Interest Distributable Amount for such payment date and the Class C Noteholders’ Interest Carryover Shortfall for such payment date.

“Class C Noteholders’ Monthly Interest Distributable Amount” means, with respect to any payment date, interest accrued for the related interest accrual period on the Class C Notes at the interest rate for such class on the aggregate outstanding principal amount of the notes of such class on the immediately preceding payment date or, in the case of the initial payment date, on the closing date, after giving effect to all payments of principal to the noteholders of such class on or prior to such preceding payment date.

“Controlling Class” means (i) the Class A Notes so long as the Class A Notes are outstanding[,][and] (ii) after the Class A Notes are no longer outstanding, the Class B Notes so long as the Class B Notes are outstanding [and (iii) after the Class A Notes and the Class B Notes are no longer outstanding, the Class C Notes so long as the Class C Notes are outstanding].

“CRR” is defined on page 21.

“Defaulted Receivable” ” means a receivable as to which (a) $40 or more of a scheduled payment is 120 or more days past due in accordance with its terms, (b) the servicer has either repossessed and liquidated the related financed vehicle or repossessed and held the related financed vehicle in its repossession inventory for 45 days, whichever occurs first, or (c) the servicer has, in accordance with its customary servicing procedures, determined that eventual payment in full is unlikely and has charged off the remaining principal balance. The principal balance of any receivable that becomes a Defaulted Receivable will be deemed to be zero as of the date it becomes a Defaulted Receivable.

“Delinquency Percentage” is defined on page 62.

“Delinquency Trigger” is defined on page 63.

“Dodd-Frank Act” is defined on the page preceding the Table of Contents.

“DTC” means the Depository Trust Company and any successor clearing agency selected by the administrator.

[“Early Amortization Event” is defined on page 66.”]

“Events of Default” has the meaning set forth in “Description of the Trust Documents—Indenture—Events of Default; Rights Upon Events of Default.”

“FDIC” is defined on page 23.

“FDIC Counsel” is defined on page 91.

“Five-State Area” is defined on page 1.

“FSMA” is defined on the page preceding the Table of Contents.

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“FTC” is defined on page 22.

[“Initial Pre-Funded Amount” is defined on page 40.]

[“Interest Rate [Swaps][Caps]” means, the interest rate [swaps][caps], including all schedules and confirmations relating thereto, between the issuing entity and the [swap][cap] counterparty in effect on the closing date as they may be amended, supplemented, replaced or otherwise modified and in effect from time to time.]

“Investment Company Act” is defined on the page preceding the Table of Contents.

“IRS” is defined on page 94.

“JMFE” means JM Family Enterprises, Inc., a Delaware corporation.

[“LIBOR Determination Date” is defined on page 56.]

“Loan Rule” is defined on page 99.

[“Maximum Negative Carry Amount” means, if there is a funding period, as of the closing date or any payment date, an amount equal to the product of (1) the excess, if any, of (a) the weighted average of the interest rates on the notes [(using a rate of [  ]% per annum for the Class [            ] Notes)] as of such date over (b) [    ]%, multiplied by (2) the amount on deposit in the pre-funding account on such date, and multiplied by (3) the fraction of a year represented by the number of days from such date to but excluding the payment date immediately following the calendar month in which the last day of the funding period occurs, calculated on the basis of a 360-day year of twelve 30-day months.]

[“Monthly Swap Payment Amount” means, with respect to any payment date, the amount payable by the issuing entity under the Interest Rate Swaps other than Swap Termination Payment Amounts.]

[“Negative Carry Amount” means, as of any payment date, an amount calculated by the servicer as the excess, if any, of (1) the product of (a) the sum of the aggregate Class A Noteholders’ Interest Distributable Amount and the Class B Noteholders’ Interest Distributable Amount [and the Class C Noteholders’ Interest Distributable Amount] for such payment date multiplied by (b) a fraction, the numerator of which is the amount on deposit in the pre-funding account on such preceding payment date (or, if none, the closing date) and the denominator of which is the Outstanding Amount as of the preceding payment date (or, if none, the closing date), in each case, giving effect to all deposits, withdrawals and payment to be made on such payment date, over (2) the investment earnings on amounts in the pre-funding account during the related collection period.].

“Non-U.S. Person” means a nonresident foreign corporation or other non-U.S. Person.

“Noteholders’ First Priority Principal Distributable Amount” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the aggregate outstanding principal amount of the Class A Notes as of the day immediately preceding such payment date over (b) the Pool Balance for that payment date. [For the payment dates during the Revolving Period, the Noteholders’ First Priority Principal Distributable Amount is zero.]

“Noteholders’ Interest Distributable Amount” means, with respect to any payment date, the sum of the Class A Noteholders’ Interest Distributable Amount for such payment date and the Class B Noteholders’ Interest Distributable Amount [and the Class C Noteholders’ Interest Distributable Amount] for such payment date.

“Noteholders’ Principal Distributable Amount” means, with respect to any payment date, the excess, if any, of (a) the sum of the aggregate outstanding principal amount of the notes as of the day immediately preceding that payment date over (b) the Pool Balance for that payment date minus the Overcollateralization Target Amount for that payment date, provided that on the final scheduled payment date of any class of notes, the Noteholders’ Principal Distributable Amount shall not be less than the amount necessary to reduce the aggregate outstanding principal balance of such class of notes to zero. [For the payment dates during the Revolving Period, the Noteholders’ Principal Distributable Amount is zero.]

“Noteholders’ Second Priority Principal Distributable Amount” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the aggregate outstanding principal balance of the Class A Notes and the Class B Notes as of the day immediately preceding such payment date over (b) the Pool Balance for that payment date less (c) any amounts allocated to the Noteholders’ First Priority Principal Distributable Amount.  [For the payment dates during the Revolving Period, the Noteholders’ Second Priority Principal Distributable Amount is zero.]

[“Noteholders’ Third Priority Principal Distributable Amount” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the aggregate outstanding principal balance of the Class A Notes, the Class B Notes and the Class C Notes as of the day immediately preceding such payment date over (b) the Pool Balance for that payment date less (c) any amounts allocated to the sum of the Noteholders’ First Priority Principal Distributable Amount and the Noteholders’ Second Priority Principal Distributable Amount.  [For the payment dates during the Revolving Period, the Noteholders’ Third Priority Principal Distributable Amount is zero.]]

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“notes” is defined on page 1.

“NRSRO” is defined on page 24.

“OLA” is defined on page 23.

[“One-Month LIBOR” is defined on page 56.]

“Outstanding Amount” means the aggregate principal amount of all notes, or classes of notes, as applicable, outstanding at the date of determination.

“Overcollateralization Target Amount” means, [(i)] with respect to any payment date [for so long as the Class [  ] Notes are outstanding], an amount equal to [  ]% of the aggregate outstanding principal balance of the receivables as of the end of the related collection period less the YSOC Amount of those receivables as of the last day of the related collection period [and (ii) with respect to any payment date [after the Class [  ] Notes are paid in full], an amount equal to [  ]% of the aggregate outstanding principal balance of the receivables as of the end of the related collection period less the YSOC Amount of those receivables as of the last day of the related collection period], but [in either case] not less than [  ]% of the aggregate starting principal balance of the receivables [as of the closing date] less the YSOC Amount of those receivables as of the closing date [plus [    ]% of the aggregate starting principal balance of any subsequent receivables transferred to the issuing entity less the YSOC Amount of those subsequent receivables as of the related cutoff date].

[“Parity Reinvestment Amount” means, as of any payment date during the Revolving Period, the excess, if any, of the Outstanding Amount as of the preceding payment date or the closing date, as applicable, over the Pool Balance for that payment date.]

“Pool Balance” means, as of any payment date, the aggregate principal balance of the receivables held by the issuing entity as of the last day of the related collection period less the YSOC Amount of those receivables as of the last day of the related collection period after giving effect to all payments of principal received from obligors and Purchase Amounts to be remitted by the servicer or the depositor, as the case may be[, plus amounts, if any, on deposit in the pre-funding account,] for such collection period, and after reduction to zero of the aggregate [outstanding] principal balance of any receivable that became a Defaulted Receivable during the related collection period.

“Prospectus Directive” is defined on the page preceding the Table of Contents.

“PTCE” is defined on page 100.

“Purchase Amount” means, with respect to a receivable, the amount, as of the close of business on the last day of the collection period as of which that receivable is purchased, required to prepay in full that receivable under the terms thereof including all accrued and unpaid interest to that last day.

“Regulation” is defined on page 100.

[“Regulation RR” is defined on page 84.]

“Relevant Member State” is defined on the page preceding the Table of Contents.

“Relevant Persons” is defined on the page preceding the Table of Contents.

“Required Rate” means [[      ]/[(i) with respect to the cutoff date and any payment date on or prior to the date on which the aggregate principal amount of the Class A-[  ]b Notes is paid in full, [   ]%, and (ii) with respect to any payment date after the date on which the aggregate principal amount of the Class A-[  ]b Notes is paid in full, [   ]%; provided, that if the issuing entity does not issue a floating rate Class A-[  ]b Note, the required rate means [  ]%]] per annum or [(in each case)] such other percentage approved by the rating agencies hired by the sponsor to rate the notes.

“Required Reserve Amount” means, with respect to any payment date, the lesser of (a)  [      ]% of the aggregate starting principal balance less the YSOC Amount as of the [applicable] cutoff date of all receivables transferred to the issuing entity[, provided that, with respect to any payment date after the date on which the aggregate principal amount of the Class [  ] Notes is paid in full, [    ]% of the Pool Balance for that payment date,] and (b) the Outstanding Amount.

“Reserve Account Initial Deposit” is defined on page 73.

“Review Receivables” is defined on page 63.

[“Revolving Period” is defined on page [  ]. The Revolving Period may not be longer than three years from the date of the issuance of the notes.]

“risk retention reserve account” is defined on page 29.

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“Rule 193 Information” is defined on page 41.

“Sample” is defined on page 42.

“SEC” is defined on page 22.

“Securities Act” is defined on page 102.

[“Senior Swap Termination Payment Amount” means, any Swap Termination Payment Amount other than a Subordinate Swap Termination Payment Amount.]

“Short-Term Note” means a note which has a fixed maturity date not more than one year from the issue date of that note.

“Similar Law” is defined on page 100

“Simple Interest Receivable” means a receivable that provides for the allocation of payments between finance charges and principal based on the actual date on which a payment is received.

[“Subordinate Swap Termination Payment Amount” means, any Swap Termination Payment Amount resulting from a termination where the swap counterparty is the Defaulting Party or the sole Affected Party (as defined in the Interest Rate Swap) other than terminations arising from a Tax Event or Illegality (as defined in the Interest Rate Swap).]

“Supplemental Servicing Fees” is defined on page 68.

[“Swap Termination Payment Amount” means, the amount due to the swap counterparty from the issuing entity in respect of an early termination date of the Interest Rate Swap.]

[“Target Reinvestment Amount” means, as of any payment date during the Revolving Period, the excess, if any, of the Outstanding Amount as of the preceding payment date or the closing date, as applicable, plus the Overcollateralization Target Amount over the Pool Balance for that payment date.]

“Trust Accounts” means the collection account, the distribution account, [the pre-funding account, the negative carry account,] [the accumulation account] and the reserve account.

“UDAAP” is defined on page 22.

“U.S. Person” means:

•	a citizen or resident of the United States for U.S. federal income tax purposes;
•	an entity treated as a corporation or partnership for U.S. federal income tax purposes, except to the extent provided in applicable U.S. Department of the Treasury regulations, created or organized in or under the laws of the United States, any state or the District of Columbia, including an entity treated as a corporation or partnership for U.S. federal income tax purposes;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;
•	an entity treated as a trust for U.S. federal income tax purposes if a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. Persons have the authority to control all substantial decisions of such trust; or
•	to the extent provided in applicable U.S. Department of the Treasury regulations, certain trusts in existence on August 20, 1996, which are eligible to elect to be treated as U.S. Persons.

“YSOC Amount” means, with respect to any calendar month and the related payment date, or with respect to the [initial cutoff date or any subsequent] cutoff date, the aggregate amount by which the principal balance as of the last day of such calendar month or the [respective] cutoff date of each of the related receivables with an annual percentage rate as stated in the related contract of less than the Required Rate, other than a Defaulted Receivable, exceeds the present value, calculated using a discount rate of the Required Rate, of each scheduled payment of each such receivable assuming such scheduled payment is made on the last day of each month and each month has 30 days.

109

Appendix A

Static Pool Information About Certain Previous Securitized Pools

This Appendix A sets forth in tabular [and graphic] format static pool information regarding specified pools of retail installment sale contract receivables securitized by the sponsor during the last five years. The term “securitized pool” refers to the pool of receivables included in the applicable statistical pool of receivables or, if there was no statistical pool of receivables, in the pool of receivables. The characteristics of each securitized pool described above are based on the securitized pool as of the related statistical cutoff date or initial cutoff date, as applicable. The characteristics of the final pool of receivables for that transaction may vary somewhat from the characteristics of the receivables in the applicable securitized pool. There can be no assurance that the performance of the prior securitized pools will correspond to or be an accurate predictor of the performance of this securitized pool.

[Graphical illustration of delinquencies, cumulative net losses and ABS speeds for each prior securitized pool to be added to the extent such presentation would aid in the understanding of the table data.]

A-1

WORLD OMNI AUTO RECEIVABLES TRUSTS
ORIGINAL PORTFOLIO CHARACTERISTICS

The following table sets forth information regarding the composition of the receivables in specified pools of retail installment sale contract receivables securitized by the sponsor during the last five years and, for comparison purposes, the characteristics of the pool of receivables described in this prospectus, each as of the [related cutoff date].

	WOART 20[ ]-[ ]			WOART 20[ ]-[ ]			WOART 20[ ]-[ ]			WOART 20[ ]-[ ]			WOART 20[ ]-[ ]			WOART 20[ ]-[ ]
Closing Date	[ ], 20[ ]			[ ], 20[ ]			[ ], 20[ ]			[ ], 20[ ]			[ ], 20[ ]			[ ], 20[ ]
Aggregate Starting Principal Balance ($)	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Avg. Amount Financed	$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]		$	[ ]
Wtd. Original Term to Maturity(1)		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
Range of Original Terms to Maturity (In Months)		[ ] to [ ]			[ ] to [ ]			[ ] to [ ]			[ ] to [ ]			[ ] to [ ]			[ ] to [ ]
Wtd. Remaining Term to Maturity (In Months) (1)		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
Toyota(2)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Non-Toyota(2)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Wtd. APR(1)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
APR Range		[ ]%–[ ]	%		[ ]%–[ ]	%		[ ]%–[ ]	%		[ ]%–[ ]	%		[ ]%–[ ]	%		[ ]%–[ ]	%
Avg. FICO®(3)(4)(5)		[ ]			[ ]			[ ]			[ ]			[ ]			[ ]
>90% of FICO®s Fall Between(3)(4)(5)(6)		[ ] and [ ]			[ ] and [ ]			[ ] and [ ]			[ ] and [ ]			[ ] and [ ]			[ ] and [ ]
New(2)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%
Used(2)		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%		[ ]	%

(1)	Weighted by Aggregate Starting Principal Balance
(2)	Percent of Aggregate Starting Principal Balance
(3)	FICO is a registered trademark of Fair Isaac Corporation. An obligor’s FICO score measures the likelihood that such obligor will repay his or her obligation as expected.
(4)	FICO scores are calculated excluding accounts for which no FICO score is available in World Omni Financial Corp.’s account servicing system.
(5)	FICO scores are pulled at the time of application.
(6)	For Example: With respect to WOART 20[ ]-[ ], a 90% FICO score range of [ ]-[ ] has the meaning that greater than 90% of the aggregate starting principal balance of the applicable receivables is composed of obligors with FICO scores between [ ] and [ ], with less than 5% of obligor FICO scores (based on the aggregate starting principal balance of the applicable receivables) exceeding [ ] and less than 5% of obligor FICO scores (based on the aggregate starting principal balance of the applicable receivables) falling below [ ].

A-2

Geographical InfoRMATION(1)(2)

The following table sets forth information regarding the geographic location of the receivables in specified pools of retail installment sale contract receivables securitized by the sponsor during the last five years and, for comparison purposes, the characteristics of the pool of receivables described in this prospectus, each as of the [related cutoff date], for states with the largest concentrations of receivables.

	WOART 20[ ]-[ ]			WOART 20[ ]-[ ]			WOART 20[ ]-[ ]			WOART 20[ ]-[ ]
	Starting Principal Balance ($)	% of Starting Principal Balance		Starting Principal Balance ($)	% of Starting Principal Balance		Starting Principal Balance ($)	% of Starting Principal Balance		Starting Principal Balance ($)	% of Starting Principal Balance
Florida	[__]	[ ]	%	[__]	[ ]	%	[__]	[ ]	%	[__]	[ ]	%
Georgia	[__]	[ ]	%	[__]	[ ]	%	[__]	[ ]	%	[__]	[ ]	%
North Carolina	[__]	[ ]	%	[__]	[ ]	%	[__]	[ ]	%	[__]	[ ]	%
Alabama	[__]	[ ]	%	[__]	[ ]	%	[__]	[ ]	%	[__]	[ ]	%
South Carolina	[__]	[ ]	%	[__]	[ ]	%	[__]	[ ]	%	[__]	[ ]	%
All Others	[__]	[ ]	%	[__]	[ ]	%	[__]	[ ]	%	[__]	[ ]	%
Total	[ ]	100.0%		[ ]	100.0%		[ ]	100.0%		[ ]	100.0%

(1)	Percentages may not add up to 100.0% due to rounding.

(2)	Based on the billing addresses of the obligors.

A-3

DELINQUENCIES

WOART 20[  ]-[ ]

Delinquencies (1)
Collection Period	End-of-Month Pool Balance ($)	Past Due 31-60 Days ($)	Past Due 61-90 Days ($)	Past Due 91-120 Days ($)	Past Due 121 Days and Over ($)	Past Due 61+ Days (%) (2)
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	World Omni Financial Corp. considers a payment to be past due or delinquent when $40 or more of a scheduled payment is past due, including receivables with bankrupt obligors but excluding Defaulted Receivables. The period of delinquency is based on the number of days that $40 or more of a payment is contractually past due.

(2)	Delinquent as % of end-of-month Pool Balance

Delinquency Information. The graph below shows delinquency information for World Omni’s prior securitized pools of retail installment sale contracts for all transactions issued since 20__.

A-4

CUMULATIVE NET LOSSES(1)

Collection Period	WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]
1	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%
2	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%
3	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%

(1)	Cumulative Net Losses are equal to the aggregate principal balance of Defaulted Receivables, net of recoveries, from the initial collection period through and including the last day of the related collection period, as a percentage of the original Pool Balance as of the related cutoff date. The recoveries for any period equal the total amount recovered during that period on Defaulted Receivables, net of any expenses of the servicer in connection with such receivable for which the servicer has not been previously reimbursed and any amounts required by law to be remitted to the obligor.

Cumulative Net Loss Information. The graph below shows cumulative net loss information for World Omni’s prior securitized pools of retail installment sale contracts for all transactions issued since 20__.

A-5

ABS SPEED(1)

Collection Period	WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]		WOART 20[ ]-[ ]
1	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%
2	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%
3	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%
Average	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%

(1)	The ABS speed is a measurement of the non-scheduled amortization of the pool of loans and is derived by calculating a monthly single month mortality rate, or SMM, which is the sum of the non-scheduled reduction in the pool of loans, including prepayments and defaults, divided by the beginning of month pool balance less scheduled payments received. The SMM is converted into the ABS Speed by dividing (a) the product of one hundred and the SMM by (b) the sum of (i) one hundred and (ii) the SMM multiplied by the age of the loans in the pool, in months, since origination minus one (with the cut-off being “1”), where the SMM is expressed as a percent (i.e., as 1.00 as opposed to 0.01).

ABS Speed Information. The graph below shows historical minimum, maximum and average prepayment speed information based on one month ABS speed aggregated for World Omni’s prior securitized pools of retail installment sale contracts for all transactions issued since 20__.

A-6

$[      ]

World Omni Auto Receivables Trust 20[  ]-[  ]
Issuing Entity

World Omni Auto Receivables LLC
Depositor

World Omni Financial Corp.
Servicer and Sponsor

Asset-Backed Notes
Series 20[  ]-[  ]

PROSPECTUS

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus. Until ninety days after the date of this prospectus, all dealers effecting transactions in the offered notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

Dealer prospectus delivery obligation. Until ninety days following the date of this prospectus, all dealers that effect transactions in these notes, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Joint Bookrunners of the Class A Notes

[ ]	[ ]	[ ]	[ ]

Co-Managers of the Class A Notes

[ ]	[ ]	[ ]	[ ]	[ ]

[Underwriters of the Class B Notes [and the Class C Notes]]

[ ]	[ ]	[ ]	[ ]	[ ]

The date of this Prospectus is [      ], 20[  ]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM  12. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses to be incurred in connection with the offering of the securities, other than underwriting discounts and commissions, described in this Registration Statement:

Securities and Exchange Commission registration fee	$	*
Printing costs		*
Legal fees		*
Trustee fees and expenses		*
Accountant’s fees		*
Rating Agencies’ fees		*
Miscellaneous expenses		*
Total	$	*

* To be filed by amendment.

ITEM  13. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The following is a summary of the statutes, limited liability company agreement or other arrangements under which the Registrant’s directors and officers are insured or indemnified against liability in their capacities as such.

Limited Liability Company Agreement

The Registrant was formed under the laws of Delaware. The limited liability company agreement of the Registrant provides, in effect, that, subject to certain limited exceptions, it will indemnify its members, directors or officers and may indemnify any employee or agent of the Registrant who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding (whether civil, criminal, administrative, or investigative and whether formal or informal) other than an action by or in the right of the Registrant, where such person is a party because such person is or was a member, director, officer, employee, or agent of the Registrant. The Registrant’s limited liability company agreement also provides that it will generally indemnify its members and directors against expenses, including attorney fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by a director in connection with an action, suit or proceeding relating to acts or omissions of that director regarding specified items relating to bankruptcy and insolvency.

In general, the Registrant will indemnify its members, directors or officers and may indemnify its employees or agents against expenses, including attorneys fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with an action, suit or proceeding. To the fullest extent permitted by law, the Registrant will also indemnify such member, director or officer and may indemnify such employee or agent if the person acted in good faith and did not engage in willful misconduct or gross negligence. With respect to a criminal action proceeding, the person must have had no reasonable cause to believe his misconduct was unlawful. Unless ordered by a court, certain indemnifications shall be made by the Registrant only as it authorizes in the specific case after (1) determining that the indemnification is proper under the circumstances because the person to be indemnified has met the applicable standard of conduct and (2) evaluating the reasonableness of the expenses and of the amounts paid in settlement. This determination and evaluation shall be made by a majority vote of the disinterested members or, if there is only one member, by that member. However, no indemnification shall be provided to any member, director, officer, employee or agent of the Registrant for or in connection with (1) the receipt of a financial benefit to which the person is not entitled; (2) voting for or assenting to a distribution to members in violation of the limited liability company agreement or the Delaware Limited Liability Company Act (the “Act”); (3) a knowing violation of law; or (4) acts or missions of such person constituting willful misconduct or gross negligence. To the extent that a member, director, officer, employee, or agent of the Registrant has been successful on the merits or otherwise in defense of an action, suit, or proceeding or in defense of any claim, issue, or other matter in such action, suit or proceeding, such person shall be indemnified against actual and reasonable expenses, including reasonable attorney fees, incurred by such person in connection with the action, suit, proceeding and any action, suit or proceeding brought to enforce such mandatory indemnification.

In addition, no member, director or officer of the Registrant shall be liable to the Registrant or any other person who has an interest in the Registrant for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such member, director or officer in good faith on behalf of the Registrant and in a manner reasonably believed to be within the scope of the authority conferred on such member, director or officer by the limited liability company agreement of the Registrant, except that a member, director or officer shall be liable for any such loss, damage or claim incurred by reason of such member’s director’s or officer’s willful misconduct or gross negligence.

II-1

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Delaware Limited Liability Company Act

Section 18-108 of the Act provides that, subject to the standards and restrictions, if any, as are described in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Liability Insurance

The Registrant also maintains insurance providing for payment, subject to certain exceptions, on behalf of officers, director and managers of the Registrant and its subsidiaries of money damages incurred as a result of legal actions instituted against them in their capacities as such officers, directors of managers (whether or not such person could be indemnified against such expense, liability or loss under the Act).

Underwriting Agreement

Each underwriting agreement will provide that the underwriter will indemnify the Registrant against specified liabilities, including liabilities under the Securities Act.

ITEM  14.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

A list of exhibits filed herewith or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

ITEM  15.    UNDERTAKINGS.

(a) As to Rule 415:

The undersigned registrant on Form SF-3 hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b)) that is part of this registration statement; provided, further, however, that clauses (i) and (ii) above will not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser,

II-2

(i) If the registrant is relying on Rule 430D (§ 230.430D): (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§ 230.424(b)(3)) and Rule 424(h) (§ 230.424(h)) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) (§ 230.424(b)(2), (b)(5), or (b)(7)) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (xii) ((§ 230.415(a)(1)(vii), or (xii)) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D (§ 230.430D), with respect to any offering of securities registered on Form SF—3 (§ 239.45), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) (§ 230.424(h)) and Rule 430D (§ 230.430D).

(b) As to documents subsequently filed that are incorporated by reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Rule 430A:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

II-3

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to qualification of Trust Indentures under Trust Indenture Act of 1939 for delayed offerings:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Regulation AB:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Deerfield Beach, State of Florida, on the 18th day of December, 2015.

WORLD OMNI AUTO RECEIVABLES LLC

/s/ Eric M. Gebhard
Eric M. Gebhard
Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed on December 18, 2015 by the following persons in the capacities indicated.

Signature	Title

/s/ Daniel M. Chait*	President and Director
Daniel M. Chait	(Principal executive officer)

/s/ Eric M. Gebhard	Treasurer
Eric M. Gebhard	(Principal financial and accounting officer)

/s/ Colin W. Brown*	Director
Colin W. Brown

/s/ Brent D. Burns*	Director
Brent D. Burns

/s/ Bernard J. Angelo*	Director
Bernard J. Angelo

/s/ Kevin P. Burns*	Director
Kevin P. Burns

*By: /s/ Eric M. Gebhard

 Eric M. Gebhard

 Attorney-in-Fact

II-5

EXHIBIT INDEX

Exhibit Index	Description

1.1	Form of Underwriting Agreement for the Notes

3.1***	Certificate of Formation of the Registrant (incorporated by reference to Registrant’s Form S-3, Registration File Number 333-183014, filed on August 2, 2012)

3.2***	Limited Liability Company Agreement of the Registrant (incorporated by reference to Registrant’s Form S-3, Registration File Number 333-355542, filed on April 25, 2000)

3.3***	Amendment No. 1 to Limited Liability Company Agreement of the Registrant (incorporated by reference to Registrant’s Form S-3, Registration File Number 333-159392, filed on August 11, 2009)

4.1	Form of Sale and Servicing Agreement among World Omni Financial Corp., World Omni Auto Receivables LLC (the “Depositor”) and World Omni Auto Receivables Trust 20[ ]-[ ] (the “Issuing Entity”)

4.2	Form of Indenture between the Issuing Entity and the Indenture Trustee

4.3	Form of Trust Agreement between the Depositor and the Owner Trustee

5.1	Opinion of Kirkland & Ellis LLP with respect to legality

8.1	Opinion of Kirkland & Ellis LLP with respect to federal income tax matters

23.1	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1 and Exhibit 8.1)

23.2	Consent of Bilzin Sumberg Baena Price & Axelrod LLP

24.1*****	Power of Attorney for Depositor

25.1**	Statement of Eligibility of the Indenture Trustee for the Notes

36.1	Form of Depositor certification for shelf offerings of asset-backed securities

99.1	Form of Receivables Purchase Agreement between World Omni Financial Corp. and the Depositor

99.2	Form of Administration Agreement among World Omni Financial Corp., the Issuing Entity and the Indenture Trustee

99.3*	Form of Asset Representations Review Agreement among the Issuing Entity, the Servicer and the Asset Representations Reviewer

102.1****	Asset data file

103.1****	Asset related documents

*	To be filed by amendment.
**	To be filed in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.
***	Previously filed; incorporated by reference.
****	For any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.
*****	Previously filed on November 2, 2015.

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